NEWSTAR FINANCIAL
Annual Report 2008

Performance

- Maintained profitability in each quarter of 2008 amid historic collapse of financial markets
- Increased book value per share to $12.00 as of 12/31/08 from $11.58 as of 12/31/07
- Continued to meet the needs of our target markets, originating more than $500 million of new loans in 2008
- Managed credit performance effectively with net charge-offs of 82 bps in 2008 compared to 81 bps in the prior year
- Maintained a defensive balance sheet, reducing leverage and renewing all maturing financial commitments
- Reduced operating expenses by 22% to $44.8 million in 2008 from $57.5 million in 2007
- Entered into a definitive agreement to acquire Southern Commerce Bank N.A. and applied to become a bank holding company

Managed Loan Portfolio
Dollars in Billions



Loan Portfolio
NewStar Credit Opportunities Fund
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$1.9
$0.3
$1.6
$3.0
$0.6
$2.4
$3.0
$0.6
$2.4
2006
2007
2008

Loan portfolio excludes securities and loans sold in the second quarter of 2007

Adjusted Revenue and Net Income
Dollars in Millions



Net Interest Income
Non Interest Income
Adjusted Net Income
$150
$120
$90
$60
$30
$0
$51.9
$10.2
$41.7
$8.5
$116.8
$27.1
$89.7
$28.4
$123.1
$20.5
$102.6
$27.7
2006
2007
2008

Adjusted Revenue and Net Income, as well as Net Interest Income and Non-interest Income as presented in the graph above, are not financial measures calculated and presented in accordance with GAAP. For a reconciliation of these measures to the most comparable GAAP measure please refer to the tables provided on the inside back cover.

Principles

Origination

- Middle market focus with specialized lending teams
- Extensive proprietary direct origination platform
- Skilled and experienced bankers
- Focus on senior debt

Credit & Portfolio Management

- Highly diversified by issuer and industry sector
- Sophisticated credit expertise and substantial resource commitment
- Direct due diligence and privately negotiated transaction terms
- Active performance monitoring and management for successful credit outcomes

Funding & Operations

- Strong capital base
- Modest leverage
- Attractive term debt financing with significant reinvestment capacity
- Further diversification of funding sources through proposed bank acquisition
- Substantial operational infrastructure

Focus on Senior Debt



$2,500
$2,000
$1,500
$1,000
$500
$0
First Mortgage
Senior Secured Asset-Based
Senior Secured Cash Flow
Senior Subordinated Asset-Based
Senior Subordinated Cash Flow
2nd Lien
Subordinated
95.4% Senior Debt

Diversified Loan Portfolio



$2,600
$2,080
$1,560
$1,040
$520
$0
CRE-Other
CRE-Retail
CRE-Industrial
CRE-Multi-Family
CRE-Office
Consumer – Non-Mortgage
Commercial – Non-Mortgage
Financial Services
Building Materials
Healthcare
Industrial/Other
Auto/Transportation
Energy/Chemical
Other Business Services
Marketing Services
Environmental Services
Technology Services
Entertainment/Leisure
Broadcasting
Cable/Telecom
Printing/Publishing
Consumer Services
Restaurants
Retail
Consumer Products – Durable
Consumer Products – Nondurable

Diversified Funding



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Warehouse 1
Warehouse 2
Warehouse 3
Warehouse 4
CLO I
CLO II
CLO III
DB
Equity
Credit Facilities $740 Million
Term Debt $1.7 Billion
Equity $0.6 Billion

As of 12/31/08
Dollars in Millions

Perspective

Dear Shareholders,

2008 was challenging for our industry, as a sharp decline in the economy magnified the severity of stress in the country's financial system. As a result, the lending landscape has changed, with many firms forced to curtail lending and virtually all lenders constrained by a lack of liquidity and worsening credit quality. While NewStar clearly has been impacted, we continue to benefit from a simple business strategy, a conservative capital structure and actions we have taken to position the Company to operate effectively through a range of business conditions.

In 2008, NewStar Financial earned a profit in each quarter despite economic headwinds and the collapse of financial markets. The Company generated adjusted net income of $28 million, or 57 cents per share. Book value per share increased to $12.00. Total assets and loans remained stable, and credit losses at 82 bps were in line with the prior year and better than industry benchmarks. As many retrenched, NewStar continued to provide capital to clients, making more than half of a billion dollars in new loans. We also continued to manage expenses aggressively, cutting costs by 22%.

In addition, we maintained a defensive balance sheet and took important strategic steps to adapt to a rapidly changing market environment through the proposed acquisition of Southern Commerce Bank, N.A., and related application to the Federal Reserve Bank to become a bank holding company. This represented an important step in our depository strategy and the transformation of NewStar into a banking company.

Southern Commerce is a $235-million, Tampa-based, full-service commercial bank operating under a national bank charter. It provides an attractive platform in a large market for NewStar to develop a retail banking franchise. Paired with our commercial lending business, a depository platform would strengthen our business model and position us to participate in the revival of traditional commercial banking.

While I am proud of our performance in 2008, I expect 2009 to be challenging and as a result, we are focused on a few very important things.

Funding

2009 is expected to be a transitional year as we transform our business model into a banking company, using the Southern Commerce platform to expand our depository funding capabilities and consider other opportunistic acquisitions arising from regulatory actions. Deposit funding would allow us to reduce risks inherent in our current funding model, which relies substantially on the capital markets and banks for access to capital. It also positions us to capitalize on an unprecedented lending environment in which we believe traditional banks will dominate as the primary source of capital to mid-sized companies.

Southern Commerce represents a substantial retail deposit franchise with significant growth potential offering access to stable, low-cost funding. The bank currently has approximately $200 million of deposits across a retail branch network comprised of 4 traditional brick-and-mortar branches and 7 in-store branches located in Wal-Mart supercenters across the state. Upon completion of the proposed acquisition, we expect our commercial banking business to increase in significance over time as additional investments in both the retail branch network and the development of new channels for deposit gathering support new lending activity. We anticipate that a significant part of our lending activity would transition to the bank and that we can generate increasingly attractive returns as markets stabilize and the bank increases in scale.

Although we consider depository funding to be central to our corporate strategy, it is important to remember that approximately 70% of our existing portfolio continues to be match-funded by stable, securitized long-term debt at attractive locked-in spreads. We also have the ability to reinvest run-off from two of our three securitizations that represents an enduring source of funding and a valuable asset.

Lending

We have remained active in the market and continue to be an important lender to mid-sized companies that rely on access to credit to operate their businesses. While new deal volume was down significantly, we made $587 million of new loans in 2008 of which we retained just over $500 million on the balance sheet.

J. Daniel Adkinson
Managing Director
Head – Commercial Real Estate



John Kirby Bray
Chief Financial Officer



Robert K. Brown
Managing Director
Head – Strategy and Development



Robert T. Clemmens
Chief Credit Officer – Middle Market



David R. Dobies
Managing Director
Head – Middle Market



We continue to maintain a cautious and highly selective approach to new loan origination, balancing attractive risk/return profiles against deteriorating economic conditions. Our current focus is on making very conservative loans at historically wide spreads. That translates into making 1st lien senior secured bank loans to strong companies in non-cyclical industries with attractive credit profiles.

We expect to continue lending at both the NewStar holding company and bank levels, but with increasing amounts done in the bank as we capitalize on the cost advantage of deposits.

Credit

The credit environment has clearly become more challenging, and the current credit cycle is shaping up to be the most damaging in decades because of the compounding effects of violent economic contraction and severe stress in the financial system. While it is difficult to assess the likely impact of government stimulus and efforts to intervene in the credit markets, I believe that they will be effective, but that credit conditions will worsen before they improve.

In this type of environment, we believe that our strategy to lend almost exclusively in the senior position of capital structures and diversify across industries will allow us to outperform peers and market averages. I suspect that most US companies are experiencing some degree of impact from the economic slowdown. We are actively working with all of our borrowers to assess their current situation and outlook to ensure we are positioned to weather the recession. We take some degree of comfort in the quality of our credit management and in the fact that the vast majority of our middle market transactions have meaningful financial covenants that get us to the table early.

We expect non-accruing loans, reserves and credit losses to continue to increase during 2009, but we believe that we have taken a realistic view of the portfolio in the current market environment.

Summary

We are clearly in the midst of a difficult economic cycle, but I believe there are several factors that will help distinguish us through this period. Among them is our relatively small size, simplicity and modest leverage, which is important as we make changes to our business model and add new stakeholders such as banking regulators. I firmly believe that our direct origination model with a senior debt focus, high degree of diversification and strong ongoing credit management will help differentiate our performance through the credit cycle. We have taken important steps to reposition the Company, including the transition to a banking company and reduced reliance on bank and capital market funding.

We are combining three important assets that together create a unique platform:

- a leading loan origination and credit management platform;
- a funding platform with enduring capacity to match-fund loans at attractive locked-in rates;
- a substantial retail deposit franchise with significant growth potential, offering access to stable, low-cost funding.

It is my belief that mid-sized companies will be looking to traditional banks as their primary source of capital, and we are well positioned to capitalize on this need.

On behalf of the Board of Directors, I thank our investors, employees and customers for their continued confidence and support.

Sincerely,



Timothy J. Conway
Chairman and Chief Executive Officer

John J. Frishkopf
Managing Director
Head – Asset Management and Capital Markets



William G. Mallon
Managing Director
Chief Credit Officer – Commercial Real Estate



R. Scott Poirier
Managing Director
Head – Sales and Trading



Peter A. Schmidt-Fellner
Chief Investment Officer



Purpose

NewStar Financial (NASDAQ : NEWS) is a specialized commercial finance company focused on meeting the complex financing needs of companies and private investors in the middle markets. The Company provides senior secured debt financing for the acquisition or recapitalization of mid-sized companies and commercial real estate. NewStar originates loans through an extensive proprietary direct origination platform with a team of experienced senior bankers organized around key industry segments and regional markets.

Industry Focus

Media/Information Services

Our clients include media and information services companies, such as education, assessment and training businesses; information, data and subscription service providers; publishing, exhibition and trade show companies; broadband communication businesses; marketing service providers and broadcasting companies.

Healthcare

Our clients include a wide range of healthcare service and IT companies, healthcare providers, laboratory and diagnostic companies, as well as medical device manufacturers.

Energy

Our clients include companies active along the entire energy value chain such as oil field service providers, equipment manufacturers, midstream maintenance/repair/overhaul (MRO) service providers and downstream distributors.

Regional Market Coverage

Corporate Middle Market

Our regional offices include Boston, MA; Darien, CT; Chicago, IL; and Charleston, SC. Our clients include established companies across a wide range of industries.

HCPro
UNDISCLOSED
Senior Secured Credit Facilities
Lead Arranger & Syndication Agent
Marblehead, MA
HALYARD

HealthPort.
UNDISCLOSED
Senior Secured Credit Facilities
Co-Lead Arranger & Administrative Agent
Alpharetta, GA
ABRY

Sun Well Service, Inc.
UNDISCLOSED
Senior Secured Credit Facilities
Lead Arranger & Administrative Agent
Williston, ND
UIB Capital

DeMet's Candy Company
$22,500,500
Senior Secured Credit Facilities
Sole Lender
Stamford, CT
Brynwood Partners

NuLink
UNDISCLOSED
Senior Secured Credit Facilities
Syndication Agent
Newnan, GA
HALYARD

abeo
UNDISCLOSED
Senior Secured Credit Facilities
Participant
Dallas, TX
Parthenon Capital

Casedhole Solutions, Inc.
UNDISCLOSED
Senior Secured Credit Facilities
Sole Lead Arranger & Administrative Agent
Weatherford, OK
Intervale Capital

Pizza Hut — Southern California Pizza Company
$29,300,000
Senior Secured Credit Facilities
Lead Arranger
Corona, CA
Sentinel Capital Partners

Language Line Services
UNDISCLOSED
Senior Secured Credit Facilities
Lead Arranger & Administrative Agent
Monterey, CA
ABRY

ReachOut Healthcare America
UNDISCLOSED
Senior Secured Credit Facilities
Participant
Phoenix, AZ
Sentinel Capital Partners

Delta Rigging & Tools
UNDISCLOSED
Senior Secured Credit Facilities
Participant
Lake Jackson, TX
AustinVentures

ST Specialty Foods
UNDISCLOSED
Senior Secured Credit Facilities
Co-Lead Arranger & Syndication Agent
Brooklyn Park, MN

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-33211

NewStar Financial, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**54-2157878**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
500 Boylston Street, Suite 1600, Boston, MA	**02116**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (617) 848-2500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**The NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2008 the last business day of our most recently completed second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates was $129,499,134, based on the number of shares held by non-affiliates of the registrant as of June 30, 2008, and based on the reported last sale price of common stock on June 30, 2008. This calculation does not reflect a determination that persons are affiliates for any other purposes.

As of March 5, 2009, 48,452,387 shares of common stock, par value of $0.01 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission ("SEC") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Registrant's Annual Meeting of Stockholders scheduled to be held May 13, 2009 are incorporated by reference into Part III of this Form 10-K. With the exception of the portions of the Proxy Statement specifically incorporated herein by reference, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

Forward-Looking Statements

Statements in this Annual Report about our anticipated financial condition, results of operations, and growth, as well as about the future development of our products and markets and the future performance of the financial markets in general, are forward-looking statements. These statements include, without limitation, statements related to our application to become a bank holding company, our proposed acquisition of Southern Commerce Bank, National Association and our strategic plans with respect to the acquisition. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. They may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events and circumstances. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors. As you read this Annual Report, you should understand that these statements are not guarantees of performance or results. They involve risks and uncertainties that are beyond our control. Important information about the bases for our assumptions and factors that may cause our actual results and other circumstances to differ materially from those described in the forward-looking statements are discussed in Item 1A. "Risk Factors" and generally throughout this Annual Report.

Item 1. Business

Corporate History and Information

NewStar Financial, Inc. (which is referred to throughout this Annual Report as "NewStar", "the Company", "we" and "us") was founded in June 2004 by a team of experienced bankers and capital markets executives. On December 14, 2006, our common stock began trading on the NASDAQ Global Market and on December 19, 2006 we completed the initial public offering of our common stock.

We are a Delaware corporation. Our principal executive office is located at 500 Boylston Street, Suite 1600, Boston, Massachusetts 02116, and our telephone number is (617) 848-2500. We maintain a website at *www.newstarfin.com.*

Overview

We are a commercial finance company that provides customized debt financing solutions to middle-market businesses and commercial real estate borrowers. We principally focus on the direct origination of loans that meet our risk and return parameters. Our direct origination efforts target private equity sponsors, corporate executives, regional banks, real estate investors and a variety of other financial intermediaries to source transaction opportunities. Direct origination provides direct access to our customers' management, enhances our due diligence, and allows significant input into our customers' capital structure and direct negotiation of transaction pricing and terms. We employ highly experienced origination, credit and finance professionals to identify and structure our transactions. We believe that the quality of our professionals, their ability to develop creative solutions and our efficient, comprehensive credit approval process position us to be a preferred lender for mid-sized borrowers.

We operate as a single segment, and we derive revenues from two specialized lending groups:

- *Middle Market Corporate*, which originates, structures and underwrites senior debt and, to a lesser extent, second lien, mezzanine and subordinated debt, and equity and other equity-linked products for companies with annual EBITDA typically between $5 million and $50 million; and
- *Commercial Real Estate*, which originates, structures and underwrites first mortgage debt and, to a lesser extent, subordinated debt, primarily to finance acquisitions of real estate properties typically valued between $10 million and $50 million.

Subsequent to December 31, 2007, we discontinued the origination of structured products. We manage the remaining structured products portfolio within our Middle Market Corporate lending group. As of December 31, 2008, this portfolio had an outstanding balance of $69.0 million.

As of December 31, 2008, our portfolio of loans and other debt products, which we refer to as our loan portfolio, totaled approximately $2.8 billion of funding commitments, representing $2.4 billion of balances outstanding and $339.2 million of funds committed but undrawn. We finance our loan portfolio through a combination of debt and equity.

As of December 31, 2008, senior debt constituted 95.3% of our portfolio. We classify our portfolio as 83.7% Middle Market Corporate and 16.3% Commercial Real Estate.

We manage the NewStar Credit Opportunities Fund, Ltd. (the "NCOF"), a private debt fund, which has the opportunity to invest in loans and other debt products originated or acquired by us. The NCOF raised $150.0 million of equity from third-party institutional investors and had a $400.0 million committed credit facility. As of December 31, 2008, the NCOF's and NCOF CLO II's (defined below) loan portfolio had total funding commitments and balances outstanding of approximately $598.4 million and $561.2 million, respectively. Our managed loan portfolio, which includes our loan portfolio and the loan portfolio of the NCOF, totaled approximately $3.4 billion of commitments and $3.0 billion of balances outstanding as of December 31, 2008.

On December 17, 2007, the NewStar Credit Opportunities Funding II (the "NCOF CLO II") securitization closed. This securitization is a $560.0 million cash flow collateralized loan obligation managed by us. The NCOF CLO II is comprised of $450.0 million AAA/Aaa – rated floating rate notes, of which $161.0 million benefit from a financial guaranty. The NCOF CLO II assets include a diversified portfolio of primarily senior secured corporate loans. Concurrent with the closing of NCOF CLO II, NCOF reduced its committed credit facility from $400.0 million to $150.0 million. On October 31, 2008, the credit facility expired and was not renewed.

We specialize in providing senior debt products to mid-sized borrowers. Our loans and other debt products typically range in size from $5 million to $20 million. We also selectively arrange larger transactions, which we may hold on our balance sheet or syndicate to the NCOF and other third-parties, thereby allowing us to provide more debt capital to our customers and generate fee income while limiting our exposure. As such, from time to time our balance sheet exposure to certain loans and other debt products may exceed $20 million.

Recent Developments

On December 8, 2008, we applied to the office of the Comptroller of the Currency (the "OCC") to obtain a national bank charter and to the Board of Governors of the Federal Reserve System (the "Federal Reserve") for approval to become a Bank Holding Company.

On January 5, 2009, we entered into a definitive stock purchase agreement to acquire Southern Commerce Bank, National Association ("Southern Commerce Bank"). We subsequently withdrew our prior applications to the OCC and the Federal Reserve, and on January 12, 2008 we applied to the Federal Reserve for approval to acquire Southern Commerce Bank and become a Bank Holding Company. Subject to us obtaining required regulatory approvals and the fulfillment of customary closing conditions, we anticipate the acquisition will close during the second quarter of 2009.

Lending Groups

Our origination and credit operations are organized into two specialized lending groups: Middle Market Corporate and Commercial Real Estate.

Middle Market Corporate

Our Middle Market Corporate group provides senior secured, senior subordinated, and to a lesser extent, second lien, mezzanine and subordinated debt, and equity and other equity-linked products to companies with annual EBITDA typically between $5 million and $50 million, the proceeds of which are primarily used for acquisition financing, growth and working capital, recapitalization and other purposes. Our Middle Market Corporate group also originates, structures and underwrites senior and subordinated debt for mid-sized specialty finance companies with assets generally between $25 million and $250 million, primarily to fund asset growth.

We source our loans primarily through direct origination efforts by our bankers. Our bankers establish and maintain relationships with private equity firms, corporate executives, regional banks, other non-bank "club" lenders, mid-sized consumer and commercial finance companies, and investment and commercial banks. We also source debt products by participating with other lenders in syndicated transactions.

We target selected industries where we have significant lending and underwriting experience, including:

- healthcare;
- manufacturing and industrial;
- financial services;
- energy/chemical services;
- printing/publishing;
- consumer, retail and restaurants; and
- business services.

We currently provide senior and subordinated debt products, including revolving warehouse facilities, amortizing loans, term loans and debt securities secured by a variety of financial assets. We also continue to manage the assets remaining in our Structured Products loan portfolio as part of our Middle Market Corporate group.

Our loans and other debt products, which may be part of larger facilities, typically range in size from $5 million to $20 million. We also have the ability to arrange significantly larger transactions through our syndication capability, and as such from time to time our balance sheet exposure to certain loans and other debt products may exceed $20 million. Our loans and other debt products typically mature in two to six years and require monthly or quarterly interest payments at variable rates based on a spread to LIBOR or the prime rate; however some of our loans are fixed rate.

In determining our corporate borrowers' ability to repay the loan, we consider several factors, including the borrowers':

- management strength and experience;
- market position;
- equity sponsorship;
- historical and projected profitability;
- balance sheet strength and liquidity;
- ability to withstand competitive challenges; and
- relationships with customers and suppliers.

Borrowers are typically subject to a number of financial covenants during the term of the loan. These covenants generally may include one or more of the following:

- maximum ratio of senior debt and total debt to EBITDA;
- minimum level of EBITDA;

- minimum fixed charge coverage;
- minimum interest coverage; and
- limits on capital expenditures and distributions.

As of December 31, 2008, our Middle Market Corporate loan portfolio totaled $2.3 billion in funding commitments and $2.0 billion in balances outstanding, representing 83.7% of our loan portfolio. This represented 189 transactions with an average balance outstanding of approximately $10.5 million.

Commercial Real Estate

Our Commercial Real Estate group originates, structures and underwrites first mortgage and senior subordinated asset-based debt primarily to finance the acquisition of real estate properties typically valued between $10 million and $50 million.

We source our commercial real estate loans and other debt products primarily through property investors, specialized commercial real estate brokers, regional banks and other financial intermediaries.

Our commercial real estate loans typically provide capital for the following purposes:

- acquisition;
- lease-up;
- repositioning and build-out; and
- refinancing and recapitalization.

We have a selective regional focus on property types where we have significant lending and underwriting experience, including:

- office;
- multi-family;
- retail; and
- industrial.

Our loans and other debt products typically range in size from $5 million to $20 million. From time to time our balance sheet exposure to certain loans and other debt products may exceed $20 million. Our loans and other debt products typically mature in two to five years and require monthly or quarterly interest payments at variable rates based on a spread to LIBOR or the prime rate; however, some of our loans are fixed rate.

For our commercial real estate loans, we perform due diligence that includes reviewing:

- sponsor's history, capital and liquidity, and portfolio of other properties;
- the property's historic and projected cash flow;
- tenant creditworthiness;
- the borrower's plan for the subject property;
- the property's condition;
- local real estate market conditions;
- loan-to-value based on independent third-party appraisals;

- borrower's demonstrated operating capability and creditworthiness;
- licensing and environmental issues related to the property and the borrower; and
- borrower's management.

As of December 31, 2008 our Commercial Real Estate loan portfolio totaled $464.6 million in funding commitments and $392.7 million in balances outstanding, representing 16.3% of our loan portfolio. This represented 41 transactions with an average balance outstanding of approximately $9.6 million.

Loan and Other Debt Products

First mortgage

Our first mortgage loans are provided by our Commercial Real Estate group and are secured by a mortgage bearing a first lien on the real property serving as collateral. Our first mortgage loans require borrowers to demonstrate satisfactory collateral value at closing through a third party property appraisal and typically contain provisions governing the use of property operating cash flow and disbursement of loan proceeds during the term of the loan.

As of December 31, 2008, first mortgage loans totaled $430.9 million in funding commitments and $370.8 million in balances outstanding, representing 15.4% of our loan portfolio.

Senior secured asset-based

Our senior secured asset-based loans were formerly provided by our Structured Products group, and to a lesser degree by our Middle Market Corporate group, and are secured by a first-priority lien on tangible assets and have a first-priority in right of payment.

As of December 31, 2008, senior secured asset-based loans totaled $49.4 million in funding commitments and $41.0 million in balances outstanding, representing 1.7% of our loan portfolio.

Senior secured cash flow

Our senior secured cash flow loans are provided by our Middle Market Corporate group. We underwrite these loans based on the cash flow, profitability and enterprise value of the borrower, with the value of any tangible assets as secondary protection. These loans are generally secured by a first-priority security interest in all or substantially all of the borrowers' assets and, in certain transactions, the pledge of their common stock.

As of December 31, 2008, senior secured cash flow loans totaled $2.2 billion in funding commitments and $1.9 billion balances outstanding, representing 78.2% of our loan portfolio.

Senior subordinated asset-based

Senior subordinated asset-based loans and other debt products are provided by our Commercial Real Estate group and were formerly provided by our Structured Products group. They are equal as to collateral and subordinate as to right of payment to other senior lenders.

Investments in asset-backed securitizations that we classify as senior subordinated represent non-investment grade and investment grade tranches of small to mid-sized securitizations. These debt products typically occupy the mid-tier tranche of the capital structure and are supported by junior capital and credit enhancements, such as further subordinated debt tranches, the borrower's equity, excess spread and interest reserve or collections accounts.

As of December 31, 2008, our senior subordinated asset-based loans and other debt products totaled $74.2 million in funding commitments and $64.2 million in balances outstanding, representing 2.7% of our loan portfolio.

Senior subordinated cash flow

Our senior subordinated cash flow loans are provided by our Middle Market Corporate group. We underwrite these loans based on the cash flow, profitability and enterprise value of the borrower, with the value of any tangible assets, if any, as secondary protection. Senior subordinated cash flow loans are equal as to collateral and subordinate in right of payment of principal and interest to other senior lenders.

As of December 31, 2008, senior subordinated cash flow loans totaled $8.2 million in funding commitments and balances outstanding, representing 0.3% of our loan portfolio.

Second lien

Our second lien loans are provided by our Middle Market Corporate group. Our second lien loans have second liens on all or substantially all of our borrowers' assets, and in some cases, are junior in right of payment to those of senior lenders. Our second lien loans generally possess higher yields and greater risk of loss than our senior secured cash flow loans. The financial covenants of second lien loans are generally less restrictive than those of senior secured loans and permit borrowers to maintain higher levels of leverage. We pursue second lien loans selectively. Our intercreditor agreements for these loans are highly negotiated.

As of December 31, 2008, our second lien loans totaled $33.1 million in funding commitments and balances outstanding, representing 1.4% of our loan portfolio.

Subordinated and mezzanine

Subordinated debt products and mezzanine loans are provided by our Middle Market group. Subordinated debt products generally refer to debt products that are subordinated as to rights to collateral and right of payment to those of senior lenders. Mezzanine loans are cash flow based loans that do not have security interests in our borrowers' assets and are junior in right of payment to senior secured loans.

As of December 31, 2008, subordinated debt products and mezzanine loans totaled $7.1 million in funding commitments and balances outstanding, representing 0.3% of our loan portfolio.

Loan Portfolio Overview

The following tables present information regarding our loans and other debt products:

	December 31,					
	2008		2007		2006	
	($ in thousands)					
Composition Type						
First mortgage	$ 370,810	15.4%	$ 353,755	14.7%	$ 216,888	12.4%
Senior secured asset-based	40,969	1.7	56,988	2.4	56,631	3.2
Senior secured cash flow	1,884,862	78.2	1,829,734	76.2	1,082,048	61.9
Senior subordinated asset-based	64,156	2.7	110,719	4.6	237,312	13.6
Senior subordinated cash flow	8,182	0.3	14,352	0.6	39,239	2.3
Second lien	33,086	1.4	32,295	1.3	70,876	4.1
Mezzanine/subordinated	7,083	0.3	4,479	0.2	44,635	2.5
Total	$2,409,148	100.0%	$2,402,322	100.0%	$1,747,629	100.0%

	December 31,		
	2008	2007	2005
		($ in thousands)	
Composition by Lending Group			
Middle Market Corporate	$2,016,447	$2,021,559	$1,216,894
Commercial Real Estate	392,701	380,763	230,735
Total	$2,409,148	$2,402,322	$1,747,629

	December 31, 2008	
	Percentage of Middle Market Corporate	Percentage of Loan Portfolio
Middle Market Corporate by Industry		
Healthcare	11.1%	9.3%
Manufacturing—consumer non-durable	9.6	8.0
Financial services	8.8	7.4
Energy/Chemical services	8.6	7.2
Industrial/Other	8.5	7.1
Printing/Publishing	7.9	6.6
Other business services	6.9	5.8
Tech services	6.3	5.3
Building materials	4.7	3.9
Marketing services	4.6	3.8
Restaurants	4.2	3.5
Environmental services	3.6	3.0
Retail	3.0	2.5
Cable/Telecom	2.6	2.2
Manufacturing—consumer durable	2.5	2.1
Broadcasting	2.4	2.0
Auto/Transportation	2.1	1.8
Consumer services	1.3	1.1
Entertainment/Leisure	1.3	1.1
Total	100.0%	83.7%

	December 31, 2008	
	Percentage of Commercial Real Estate	Percentage of Loan Portfolio
Commercial Real Estate by Property Type		
Office	56.8%	9.3%
Multi-family	17.3	2.8
Industrial	10.8	1.7
Retail	7.1	1.2
Other	8.0	1.3
Total	100.0%	16.3%

The table below shows the final maturities of our loan portfolio as of December 31, 2008:

	Due in One Year or Less	Due in One to Five Years	Due After Five Years	Total
		($ in thousands)		
First mortgage	$231,115	$ 139,695	$ —	$ 370,810
Senior secured asset-based	12,435	28,534	—	40,969
Senior secured cash flow	10,793	1,681,093	192,976	1,884,862
Senior subordinated asset-based	4,500	59,656	—	64,156
Senior subordinated cash flow	—	8,182	—	8,182
Second lien	9,316	22,770	1,000	33,086
Mezzanine/subordinated	—	7,083	—	7,083
Total	$268,159	$1,947,013	$193,976	$2,409,148

The table below shows the amount of fixed-rate and adjustable-rate loans and other debt products as of December 31, 2008:

	Fixed-Rate (1)	Adjustable-Rate (2)	Total
		($ in thousands)	
First mortgage	$ —	$ 370,810	$ 370,810
Senior secured asset-based	4,540	36,429	40,969
Senior secured cash flow	10,555	1,874,307	1,884,862
Senior subordinated asset-based	8,620	55,536	64,156
Senior subordinated cash flow	—	8,182	8,182
Second lien	—	33,086	33,086
Mezzanine/subordinated	7,083	—	7,083
Total	$30,798	$2,378,350	$2,409,148

(1) As of December 31, 2008, we had purchased interest-rate protection products in the notional amount of $12.4 million against the $30.8 million of fixed-rate loans and other debt products outstanding.

(2) As of December 31, 2008 we had interest rate floors on $522.1 million of adjustable-rate loans outstanding.

Competition

Our markets are highly competitive and are characterized by competitive factors that vary based upon product and geographic region. Our competitive landscape changed during 2008 as new lending has been curtailed. We compete with a large number of financial services companies, including:

- specialty and commercial finance companies, including business development companies and real estate investment trusts;
- private investment funds and hedge funds;
- national and regional banks;
- investment banks; and
- insurance companies.

The markets in which we operate are highly fragmented. We compete based on the following factors, which vary by industry, asset class and property types:

- the interest rates and other pricing and/or loan or other debt product terms;
- the quality of our people and their relationships;

- our knowledge of our customers' industries and business needs;
- the flexibility of our product offering;
- the responsiveness of our process; and
- our focus on customer service.

Regulation

Some aspects of our operations are subject to supervision and regulation by state and federal governmental authorities and may be subject to various laws and regulations imposing various requirements and restrictions, which, among other things:

- regulate credit granting activities, including establishing licensing requirements in some jurisdictions;
- establish the maximum interest rates, finance charges and other fees we may charge our customers;
- govern secured transactions;
- require specified information disclosures to our customers;
- set collection, foreclosure, repossession and claims handling customer procedures and other trade practices;
- regulate our customers' insurance coverage;
- prohibit discrimination in the extension of credit and administration of our loans; and
- regulate the use and reporting of information related to a customer's credit experience.

Many of our competitors are subject to more extensive supervision and regulation. If we were to become subject to similar supervision or regulation in the future, it could impact our ability to conduct our business. If we become a bank holding company, we will be subject to supervision and regulation required of bank holding companies, including regulation by the Federal Reserve. If we acquire Southern Commerce Bank, it will be subject to regulation by the OCC and be subject to numerous state and federal laws governing banking operations.

Employees

As of December 31, 2008, we employed 94 people compared to 132 people at December 31, 2007. At December 31, 2008, our origination group had 35 employees, including 20 bankers who were either managing directors, directors or vice presidents, and 15 associates and analysts. Our credit organization had 21 employees, including 11 managing directors. Additionally, we employed 38 who were involved in administrative roles. We believe we have good relations with all of our employees. We had 85 employees as of March 5, 2009.

Available Information

NewStar files Annual, Quarterly and Current Reports, proxy statements and other information with the Securities and Exchange Commission (SEC). These documents are available free of charge at *www.newstarfin.com* shortly after such material is electronically filed with or furnished to the SEC. In addition, NewStar's codes of business conduct and ethics as well as the various charters governing the actions of certain of NewStar's Committees of its Board of Directors, including its Audit Committee, Risk Policy Committee, Compensation Committee and its Nominating and Corporate Governance Committee, are available at *www.newstarfin.com.* References to our website are not intended to incorporate information on our website into this Annual Report by reference.

We will provide to any shareholder, upon request and without charge, copies of these documents (excluding any applicable exhibits unless specifically requested). Written requests should be directed to: Investor Relations, NewStar Financial, Inc., 500 Boylston St., Suite 1600, Boston, Massachusetts 02116.

Item 1A. Risk Factors

The following are important risks and uncertainties we have identified that could materially affect our future results. You should consider them carefully when evaluating forward-looking statements contained in this Annual Report and otherwise made by us or on our behalf because these contingencies could cause actual results and circumstances to differ materially from those projected in forward-looking statements. The Company's actual future results and trends may differ materially depending on a variety of factors including, but not limited to, the risks and uncertainties discussed below. If any of those contingencies actually occurs, our business, financial condition and results of operations could be negatively impacted and the trading price of our common stock could decline.

Risks Related to Our Loan Portfolio and Lending Activities

We may not recover all amounts contractually owed to us by our borrowers resulting in charge-offs, impairments and non-accruals, which may exceed our allowance for credit losses and could negatively impact our financial results and our ability to secure additional funding.

We charged off $19.7 million during the year ended December 31, 2008, and expect to have additional credit losses in the future through the normal course of our lending operations. If we were to experience a material increase in credit losses exceeding our allowance for loan losses in the future, however, our assets, net income and operating results would be adversely impacted, which could also lead to challenges in securing additional financing.

As of December 31, 2008, we reported delinquencies of $16.6 million and had twelve loans with an aggregate outstanding balance of $112.8 million classified as impaired. Of these impaired loans, six loans with an aggregate outstanding balance of $60.6 million at December 31, 2008 were also on non-accrual status.

Like other commercial lenders, we experience delinquencies, impairments and non-accruals, which may indicate that our risk of credit loss for a particular loan has materially increased. When a loan is over 90 days past due or if management believes there is reasonable doubt as to our ability to collect principal and interest contractually owed to us, it is our policy to place the loan on non-accrual status. When a loan is placed on non-accrual status, we also make a determination as to whether the loan is impaired. A loan is considered impaired when management believes there is reasonable doubt about our ability to collect all amounts due to us according to the contractual terms of the loan agreement. Non-accrual loans are also likely to be considered impaired if the value of any guaranties or collateral securing the loan is less than the loan amount. In certain circumstances, a loan can be classified as impaired, but continue to be performing as a result of a troubled debt restructuring.

As of December 31, 2008, we had an allowance for credit losses of $54.0 million, including specific reserves of $15.7 million. The allowance for credit losses does not include a reserve for impairments on our debt products. Management periodically reviews the appropriateness of our allowance for credit losses. However, the limited history of our loans makes it difficult to judge the expected credit performance of our loans. Our estimates and judgments with respect to the appropriateness of our allowance for credit losses may not be accurate, and the assumptions we use to make such estimates and judgments may be inaccurate. Our allowance may not be adequate to cover credit or other losses related to our loans as a result of unanticipated adverse changes in the economy or events adversely affecting specific customers, industries or markets. If we were to experience material credit losses related to our loans, such losses could adversely impact our ability to fund future loans and our business and, to the extent losses exceed our allowance for credit losses, our results of operations and financial condition would be adversely affected.

We may experience impairments on our other debt products that could adversely impact our net income and assets and harm our results of operations. We have reported impairments in the past and, in the future, may experience additional impairments on our debt investments.

We review the fair value of our other debt products quarterly. The fair value of our investments in debt products are based on independent third-party quoted market prices, when available, at the reporting date for those or similar investments. When no market is available, we estimate fair value using various valuation methodologies, including cash flow analysis and internally-generated financial models that incorporate significant assumptions and judgments, as well as qualitative factors.

Even if the general accuracy of our valuation models is validated, there are no assurances that our valuations are accurate because of the high number of variables that affect cash flows associated with these complex cash flow structures, which differ on each securitization. Valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the model. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily ascertainable market value, the fair value of investments may differ significantly from the values that would have been used had a market existed for the investments, and the differences could be material. In addition, if our estimates or assumptions with respect to these assets prove to be incorrect, we may be required to write down some or all of the value of these assets.

A debt product is considered impaired when the fair value of the debt product declines below its amortized cost. The cost basis of the investment is then written down to fair value. If management determines the impairment to be temporary, it is recorded in other comprehensive income, a component of stockholders' equity. If management determines the impairment to be permanent, it is recorded as an offset to other income on our statements of operations. From time to time we may become aware of cash flow or credit issues with respect to our other debt products and these other debt products are then monitored by management to determine if a write-down is appropriate.

Although we view write-downs of our other debt products as a normal and anticipated aspect of our business, material write-downs of the fair value of our other debt products could adversely affect our results of operations and financial condition. As of December 31, 2008, we had two debt products that were deemed to be other-than-temporarily impaired. During 2008, we recorded impairment charges, or write-downs, in other income of $0.9 million. Our allowance for credit losses does not cover these write-downs as we classify these assets as available-for-sale and are accounted for under the guidelines of FAS No. 115 and EITF 99-20.

The recent disruptions in the global financial markets may increase the number of charge-offs, impairments and non-accruals in our loan portfolio, which may exceed our allowance for credit losses and could negatively impact our financial results.

Our business, financial condition and results of operations may be adversely affected by the deteriorating economic and business conditions in the markets in which we operate. Delinquencies, non-accruals and credit losses generally increase during economic slowdowns or recessions. Our Middle Market Corporate group primarily consists of loans to small and medium-sized businesses that may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled payments of interest or principal on their borrowings during these periods. In our Commercial Real Estate group, economic slowdowns or recessions could increase potential payment defaults on the underlying commercial real estate. Therefore, to the extent that economic and business conditions continue to deteriorate as they have during recent periods, our non-performing assets are likely to increase and the value of our loan portfolio is likely to decrease. Adverse economic conditions also may decrease the value of the collateral, particularly real estate, securing some of our loans or other debt products. Further or prolonged economic slowdowns or recessions could lead to financial losses in our loan portfolio and a decrease in our net interest income, net income and book value.

Slowing economic activity continues to contribute to a decline in overall credit quality. We are closely monitoring the credit quality of our loans, but we expect loan delinquencies, non-accruals, impairments and charge-offs in our loan portfolio to increase as the economy continues to weaken. A prolonged economic downturn could lead to loan delinquencies, non-accruals, impairments and charge-offs in our loan portfolio exceeding our allowance for credit losses, which could negatively impact our financial results.

Unfavorable economic conditions may also make it more difficult for us to maintain both our new origination volume, the credit quality of new business at levels previously attained and the amounts we are able to recover from borrowers who are unable to fulfill their repayment obligations. These events could negatively impact our results of operations.

We make loans primarily to privately-owned, small and medium-sized companies that may carry more inherent risk and present an increased potential for loss than loans to larger companies.

Our loan portfolio consists primarily of loans to small and medium-sized, privately-owned companies, many of which do not publicly report their financial condition. Compared to larger, publicly-traded firms, loans to these types of companies may carry more inherent risk. The companies that we lend to generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete, and may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Accordingly, loans made to these types of customers involve higher risks than loans made to companies that have larger businesses, greater financial resources or are otherwise able to access traditional credit sources. Numerous factors may make these types of companies more vulnerable to variations in results of operations, changes impacting their industry and changes in general market conditions. Companies in this market segment also face intense competition, including from companies with greater financial, technical, managerial and marketing resources. Any of these factors could impair a customer's cash flow or result in other adverse events, such as bankruptcy, which could limit a customer's ability to make scheduled payments on our loans, and may lead to losses in our loan portfolio and a decrease in our net interest income, net income and book value.

Additionally, because most of our customers do not publicly report their financial condition, we are more susceptible to a customer's fraud, which could cause us to suffer losses on our loan portfolio. The failure of a customer to accurately report its financial position, compliance with loan covenants or eligibility for additional borrowings could result in our providing loans or other debt products that do not meet our underwriting criteria, defaults in loan payments, the loss of some or all of the principal of a particular loan or loans, including, in the case of revolving loans, amounts we may not have advanced had we possessed complete and accurate information.

Our concentration of loans and other debt products within a particular industry or region could impair our financial condition or results of operations if that industry or region were to experience adverse changes to economic or business conditions.

We specialize in certain broad industry segments, such as commercial real estate and healthcare in which our bankers have experience and strong networks of proprietary deal sources and our credit personnel have significant expertise. As a result, our portfolio currently has and may develop other concentrations of risk exposure related to those industry segments. If industry segments in which we have a concentration of investments experience adverse economic or business conditions, our delinquencies, default rate and loan charge-offs in those segments may increase, which may negatively impact our financial condition and results of operations.

Our balloon and bullet transactions may involve a greater degree of risk than other types of loans.

As of December 31, 2008, balloon and bullet transactions represented 78% of the outstanding balance of our loan portfolio, and most of our revolving loans and some of our term loans and other debt products are bullet transactions. Balloon and bullet loans involve a greater degree of risk than other types of transactions because they are structured to allow for either small (balloon) or no (bullet) principal payments over the term of the loan, requiring the borrower to make a large final payment upon the maturity of the loan. The ability of our customers to make this final payment upon the maturity of the loan typically depends upon their ability either to refinance the loan prior to maturity or to generate sufficient cash flow to repay the loan at maturity. The ability of a customer to accomplish any of these goals will be affected by many factors, including the availability of financing at acceptable rates to the customer, the financial condition of the customer, the marketability of the related collateral, the operating history of the related business, tax laws and the prevailing general economic conditions. Consequently, the customer may not have the ability to repay the loan at maturity, and we could lose all or most of the principal of our loan. Given their relative size and limited resources and access to capital, our small and mid-sized customers may have difficulty in repaying or financing their balloon and bullet loans on a timely basis or at all.

Our cash flow transactions are not fully covered by the value of tangible assets or collateral of the customer and, consequently, if any of these transactions become non-performing, we could suffer a loss of some or all of our value in the assets.

Cash flow lending involves lending money to a customer based primarily on the expected cash flow, profitability and enterprise value of a customer, with the value of any tangible assets as secondary protection. In some cases, these loans may have more leverage than traditional bank debt. As of December 31, 2008, cash flow transactions comprised $1.9 billion, or 78.5%, of the outstanding balance of our loan portfolio. In the case of our senior cash flow loans, we generally take a lien on substantially all of a customer's assets, but the value of those assets is typically substantially less than the amount of money we advance to the customer under a cash flow transaction. In addition, some of our cash flow loans may be viewed as stretch loans, meaning they may be at leverage multiples that exceed accepted traditional bank lending standards for senior cash flow loans. Thus, if a cash flow transaction becomes non-performing, our primary recourse to recover some or all of the principal of our loan or other debt product would be to force the sale of all or part of the company as a going concern. The risks inherent in cash flow lending include, among other things:

- reduced use of or demand for the customer's products or services and, thus, reduced cash flow of the customer to service the loan and other debt product as well as reduced value of the customer as a going concern;
- inability of the customer to manage working capital, which could result in lower cash flow;
- inaccurate or fraudulent reporting of our customer's positions or financial statements;
- economic downturns, political events, regulatory changes, litigation or acts of terrorism that affect the customer's business, financial condition and prospects; and
- our customer's poor management of their business.

Additionally, many of our customers use the proceeds of our cash flow transactions to make acquisitions. Poorly executed or poorly conceived acquisitions can tax management, systems and the operations of the existing business, causing a decline in both the customer's cash flow and the value of its business as a going concern. In addition, many acquisitions involve new management teams taking over control of a business. These new management teams may fail to execute at the same level as the former management team, which could reduce the cash flow of the customer available to service the loan or other debt product, as well as reduce the value of the customer as a going concern.

We provide second lien, subordinated/mezzanine loans, other debt products and equity-linked products that may rank junior to rights of other lenders, representing a higher risk of loss than our other loans and debt products in which we have a first priority position.

We provide second lien, subordinated/mezzanine loans, other debt products and equity-linked products, which are typically junior in right of payment to obligations to customers' senior secured lenders and contain either junior or no collateral rights. As a result of their junior nature, we may be limited in our ability to enforce our rights to collect principal and interest on these loans and other debt products or to recover any of their outstanding balance through a foreclosure of collateral. For example, typically we are not contractually entitled to receive payments of principal on a junior loan or other debt product until the senior loan or other debt product is paid in full, and we may only receive interest payments on a second lien or subordinated/mezzanine asset if the customer is not in default under its senior secured loan. In many instances, we are also prohibited from foreclosing on collateral securing a second lien, subordinated/mezzanine loan or other debt product until the senior loan is paid in full. Moreover, any amounts that we might realize as a result of our collection efforts or in connection with a bankruptcy or insolvency proceeding involving a customer under a second lien, subordinated/ mezzanine loan or other debt product must generally be turned over to the senior secured lender until the senior secured lender has realized the full value of its own claims. These restrictions may materially and adversely affect our ability to recover the principal of any non-performing senior subordinate, second lien, subordinated/ mezzanine loans and other debt product. In addition, on occasion we provide senior loans or other debt products that are contractually subordinated to one or more senior secured loans for the customer. In those cases we may have a first lien security interest, but one or more creditors have payment priority over us. As of December 31, 2008, our second lien and, subordinated/mezzanine loans totaled $40.2 million.

If interest rates rise, demand for our loans or other debt products may decrease and some of our existing customers may be unable to service interest on their loans or other debt products.

Most of our loans and other debt products bear interest at floating interest rates. To the extent interest rates increase, monthly interest obligations owed by our customers to us will also increase. Demand for our loans or other debt products may decrease as interest rates rise or if interest rates are expected to rise in the future. In addition, if prevailing interest rates increase, some of our customers may not be able to make the increased interest payments or refinance their balloon and bullet transaction, resulting in payment defaults and loan impairments. Conversely if interest rates decline, our customers may refinance the loans they have with us at lower interest rates, or with others, leading to lower revenues.

Errors by, or dishonesty of, our employees in making credit decisions or in our loan and other debt product servicing activities could result in credit losses and harm our reputation.

We rely heavily on the performance and integrity of our employees in making our initial credit decisions with respect to our loans and other debt products and in servicing our loans and other debt products after they have closed. Because there is generally little or no publicly available information about our customers, we cannot independently confirm or verify the information our employees provide us for use in making our credit and funding decisions. Errors by our employees in assembling, analyzing or recording information concerning our customers could cause us to originate loans or fund subsequent advances that we would not otherwise originate or fund, which could result in loan losses. Losses could also arise if any of our employees were dishonest, particularly if they colluded with a customer to misrepresent the creditworthiness of a prospective customer or to provide inaccurate reports regarding the customer's compliance with the covenants in its loan or other debt products agreement. If, based on an employee's dishonesty, we made a loan or other debt product to a customer that was not creditworthy or failed to exercise our rights under a loan or other debt product agreement against a customer that was not in compliance with covenants in the agreement, we could lose some or all of the principal of the loan or other debt product. Fraud or dishonesty on the part of our employees could also damage our reputation which could harm our competitive position and adversely affect our business.

We are not the sole lender or agent for most of our loans or other debt products. Consequently, we do not have absolute control over how these loans or other debt products are administered or have control over those loans. When we are not the sole lender or agent, we may be required to seek approvals from other lenders before we take actions to enforce our rights.

A majority of our loan portfolio consists of loans and other debt products in which we are neither the sole lender, the agent for the lending group that receives payments under the loan or other debt product nor the agent that controls the underlying collateral. For these loans and other debt products, we may not have direct access to the customer and, as a result, may not receive the same financial or operational information as we receive for loans or other debt products for which we are the agent. This may make it more difficult for us to track or rate these loans or other debt products. Additionally, we may be prohibited or otherwise restricted from taking actions to enforce the loan or other debt product or to foreclose upon the collateral securing the loan or other debt product without the agreement of other lenders holding a specified minimum aggregate percentage, generally a majority or two-thirds of the outstanding principal balance. It is possible that an agent for one of these loans or other debt products may choose not to take the same actions to enforce the loan or other debt product or to foreclose upon the collateral securing the loan that we would have taken had we been the agent for the loan or other debt product.

Our commitments to lend additional sums to customers may exceed our resources available to fund these commitments, adversely affecting our financial condition and results of operations.

Our contractual commitments to lend additional sums to our customers may exceed our resources available to fund these commitments. Some of our funding sources are only available to fund a portion of a loan and other funding sources may not be immediately available. Our customers' ability to borrow these funds may be restricted until they are able to demonstrate, among other things, that they have sufficient collateral to secure the requested additional borrowings or that the borrowing conforms to specific uses or meets certain conditions. We may have miscalculated the likelihood that our customers will request additional borrowings in excess of our readily available funds. If our calculations prove incorrect, we will not have the funds to make these loan advances without obtaining additional financing. Our failure to satisfy our full contractual funding commitment to one or more of our customers could create breach of contract or other liabilities for us and damage our reputation in the marketplace, which could then adversely affect our financial condition and results of operations.

Because there is no active trading market for most of the loans and other debt products in our loan portfolio, we might not be able to sell them at a favorable price or at all. The lack of active secondary markets for some of our investments may also create uncertainty as to the value of these investments.

We may seek to dispose of one or more of our loans and other debt products to obtain liquidity or to reduce or limit potential losses with respect to non-performing assets. There is no established trading market for most of our loans and other debt products. In addition, the fair value of other debt products that have lower levels of liquidity or are not publicly-traded may not be readily determinable and may fluctuate significantly on a monthly, quarterly and annual basis. Because these valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that we ultimately attain for these debt products or would be able to attain if we have to sell our other debt products. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal. In addition, given the limited trading market for our loans and other debt products and the uncertainty as to their fair value at any point in time, if we seek to sell a loan or other debt product to obtain liquidity or reduce or limit losses, we may not be able to do so at a favorable price or at all.

We selectively underwrite transactions that we may be unable to syndicate.

On a selective basis, we commit to underwrite transactions that are significantly larger than our internal hold targets and we then seek to syndicate any amounts in excess of our target. We may syndicate these loans to the NCOF or to other lenders. As part of the syndication process to the NCOF, we must hold the targeted loans for at least 31 days. After 31 days the NCOF may reject the loan should credit deteriorate. If we are unable to syndicate these commitments, we may have to sell the additional exposure on unfavorable terms, which could adversely affect our financial condition or results of operations. In addition, if we must hold a larger portion of a transaction than we would like, we may not be able to complete other transactions and our loan portfolio may become more concentrated, which could affect our business, financial condition and results of operations. If we hold a loan that exceeds our internal hold targets, we obtain a separate credit approval for the excess portion.

We entered into a specific transaction comprised of loans to individual consumers, which present different risks than those associated with commercial loans.

We entered into a specific transaction comprised of individual consumer loans with an outstanding balance of $10.6 million at December 31, 2008. We are a commercial finance company, and our risk and return parameters are not focused on individual consumer loans and may not accurately predict the risks and returns of consumer loans. The repayments of the individual loans are backed by independent corporate guarantees, and we are fully indemnified by the independent party if legal action were brought against us.

Risks Related to Our Funding and Leverage

Our ability to grow our business depends on our ability to obtain external financing. If our lenders terminate any of our credit facilities or if we default on our credit facilities, we may not be able to continue to fund our business.

We require a substantial amount of cash to provide new loans and other debt products and to fund our obligations to existing customers. In the past, we have obtained the cash required for our operations through the issuance of equity interests and by borrowing money through credit facilities, term debt securitizations and repurchase agreements. We may not be able to continue to access these or other sources of funds.

As of December 31, 2008, we had two credit facilities subject to annual liquidity renewals, with aggregate commitments of $650 million maturing in 2011. Our $350 million credit facility with Wachovia is subject to an annual renewal in April 2009, and our $300 million credit facility with Citicorp is subject to an annual renewal in November 2009. If either of our lenders decides not to renew its credit facility with us on the respective annual renewal date, our ability to make new borrowings under that credit facility would terminate. In addition, we had one credit facility with a commitment of $75 million that matures in 2009. During 2008, we entered into amendments to two of our credit facilities that reduced the size of the facilities by an aggregate amount of $150 million, and in January 2009, we entered into an amendment that reduced the commitment amount of our term debt facility by $150 million. Other key terms of these amendments included lower advance rates and pricing increases. Substantially all of our non-securitized loans and other debt products are held in these facilities. Our credit facilities contain customary representations and warranties, covenants, conditions, events of default and termination events that if breached, not satisfied or triggered, could result in termination of the facility. These events of default and termination events include, but are not limited to, failure to service debt obligations, failure to meet liquidity covenants and tangible net worth covenants, and failure to remain within prescribed facility portfolio delinquency and charge-off levels. Further, all cash flow generated by our loans and other debt products subject to a particular facility would go to pay down our borrowings thereunder rather than to us if we are in default. Additionally, if the facility were terminated due to our breach, noncompliance or default, our lenders could liquidate or sell all of our loans and other debt products held in that facility. Also, if we trigger a default or there is a termination event under one facility and that default or termination results in a payment default or in the acceleration of that facility's debt, it may trigger a default or termination event under our other facilities that have cross-acceleration or payment cross-default provisions. Consequently, if one or more of these facilities were to terminate prior to its expected maturity date, our liquidity position would be materially adversely affected, and we may not be able to satisfy our undrawn commitment balances, originate new loans or other debt products or continue to fund our operations. Even if we are able to refinance our debt, we may not be able to do so on favorable terms. If we are not able to obtain additional funding on favorable terms or at all, our ability to grow our business will be impaired.

We anticipate generating liquidity by utilizing means that we have not regularly used in the past, including sales of loans and real estate that we own. These sale activities are dependent on, and subject to, market and economic conditions and our ability to find willing and able buyers to enter into transactions with us and, therefore, are highly speculative. Furthermore, due to current market conditions, if we are able to consummate any asset sales we expect that such sales would be at prices discounted to our current carrying value.

The recent disruptions in the global financial markets may continue to negatively impact our ability to raise additional capital.

As a result of the current economic climate and tightness in the capital markets, we expect to continue to experience difficulty and higher cost in securing term debt financing for our loan portfolio. Given current market conditions, we believe that completing a traditional term debt securitization is unlikely. Additionally, the financings we have renewed and the amendments to existing credit facilities we have obtained in 2008 have been more expensive and provide lower advance rates than similar transactions completed in prior periods. While we believe that we will benefit from these market conditions by re-pricing our existing loans when possible and originating new loans when possible at significantly higher yields and potentially on more favorable terms, we expect to be negatively impacted by the trend toward higher cost of borrowing and lower leverage in 2008 and in future periods.

Unfavorable economic conditions could also increase our funding costs. The current market disruptions have limited our access to the capital markets and may result in a decision by lenders not to extend credit to us, or renew existing credit facilities which could negatively impact our results of operations.

Our lenders and noteholders could terminate us as servicer of our loans, which would adversely affect our ability to manage our loan portfolio and reduce our net interest income.

Upon the occurrence of specified default events, our lenders under our credit facilities and the holders of the notes issued in our term debt securitizations may elect to terminate us as servicer of the loans and other debt products under the applicable facility and appoint a successor servicer. These default events include, but are not limited to, the loss of any four named members of our senior management, including our Chief Executive Officer and Chief Investment Officer. We do not maintain key man life insurance on any of our senior management nor have we taken any other precautions to offset the financial loss we could incur as a result of any of their departures.

If we are terminated as servicer, we will no longer receive our servicing fee. In addition, because any successor servicer may not be able to service our loan portfolio according to our standards, any transfer of servicing to a successor servicer could result in reduced or delayed collections, delays in processing payments and information regarding the loans and other debt products and a failure to meet all of the servicing procedures required by the applicable servicing agreement. Consequently, the performance of our loans and other debt products could be adversely affected and our income generated from those loans and other debt products significantly reduced.

Our liquidity position could be adversely affected if we were unable to complete additional term debt securitizations in the future, or if the reinvestment periods in our term debt securitizations terminate early, which could create a material adverse affect on our financial condition and results of operations.

We have completed three term debt securitizations to fund our loans and other debt products, all of which we accounted for on our balance sheet, through which we issued $1.3 billion of notes. We did not complete a term debt securitization during 2008. Given current market conditions, we believe that it is unlikely that we would be able to complete a traditional term debt securitization. Our term debt securitizations consist of asset securitization transactions in which we transfer loans and other debt products to a trust that aggregates our loans and, in turn, sells notes, collateralized by the trust's assets, to institutional investors. The notes issued by the trusts have been rated by nationally recognized statistical rating organizations. The ratings range from AAA to BB by Standard & Poor's, Inc. and Fitch Ratings, Inc. and Aaa to Ba2 by Moody's Investors Service, Inc., depending on the class of notes. As of December 31, 2008 we also had a $400 million unrated term debt credit facility with one counterparty and with a single class of notes. On January 15, 2009, we entered into an amendment which reduced the commitment amount under this facility to $250 million. This facility had an outstanding balance of $219 million at December 31, 2008. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources." Our goal in completing these transactions was to raise additional capital to pay down our borrowings under our credit facilities and to create additional liquidity under our credit facilities for use in funding our loan portfolio.

We intend to complete additional term debt securitizations in the future. Several factors will affect demand for, and our ability to complete additional term debt securitizations, including:

- disruptions in the capital markets generally, and the asset-backed securities market in particular;
- disruptions in the credit quality and performance of our loan portfolio, particularly that portion which has been previously securitized and serves as collateral for existing term debt securitizations;
- our ability to service our loan portfolio must continue to be perceived as adequate to make the issued securities attractive to investors; and
- any material downgrading or withdrawal of ratings given to securities previously issued in our term debt securitizations.

If we are unable to complete additional term debt securitizations, our ability to obtain the capital needed for us to continue to operate and grow our business would be adversely affected. In addition, our credit facilities are only intended to provide short-term financing for our transactions. If we are unable to finance our transactions over the longer term through our term debt securitizations, our credit facilities may not be renewed. Moreover, our credit facilities typically carry a higher interest rate than our term debt securitizations. Accordingly, our inability to complete additional term debt securitizations in the future could have a material adverse effect on our financial conditions and result of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Conditions."

If a specified default event occurred in a term debt securitization, the reinvestment period would be terminated. This could have an adverse effect on our ability to fund new assets.

The cash flows we receive from the interests we retain in our term debt securitizations could be delayed or reduced due to the requirements of the term debt securitization.

We have retained 100% of the junior-most interests, which we refer to as the trust certificates, issued in the term debt securitizations, totaling $129.3 million in principal amount, issued in each of our three term debt securitizations that we have completed through December 31, 2008. The notes issued in the term debt securitizations that we did not retain are senior to the trust certificates we did retain. Cash flows generated by the retained interest in these trust certificates were $39.2 million and $29.0 million for the years ended December 31, 2008 and 2007, respectively. Our receipt of future cash flows on the trust certificates is governed by provisions that control the distribution of cash flows from the loans and other debt products included in our term debt securitizations. On a quarterly basis, interest cash flows from the loans and other debt products must first be used to pay the interest on the senior notes and expenses of the term debt securitization. Any funds remaining after the payment of these amounts are distributed to us.

Several factors may influence the timing and amount of the cash flows we receive from loans and other debt products included in our term debt securitizations, including:

- if any loan or other debt product included in a term debt securitization becomes 60 days or more delinquent or is charged off, all funds, after paying expenses and interest to the senior notes, go to a reserve account which then pays down an amount of senior notes equal to the amount of the delinquent loan or other debt product. Except for specified management fees, we will not receive any distributions from funds during this period; and
- if other specified events occur to the trusts, for example an event of default, our cash flows would be used to reduce the outstanding balance of the senior notes and would not be available to us until the full principal balance of the senior notes has been repaid.

- if any of the classes of notes in our securitizations are downgraded by Moody's or S&P, the principal repayment terms would change from a pro rata pay system, in which all investors would be repaid ratably, to a sequential pay system in which each class would be paid in full sequentially based on their seniority; since our investments are generally in the more junior or equity classes, a change to distribution on a sequential basis could reduce the distribution of principal to us. This repayment of principal begins to occur, under most circumstances, at the end of the reinvestment period.

We have obtained a significant portion of our debt financing through a limited number of financial institutions. This concentration of funding sources exposes us to funding risks.

We have obtained our credit facility financing from a limited number of financial institutions. Our reliance on the underwriters of our debt financing and their affiliates for a significant amount of our funding exposes us to funding risks. If these participating lenders determined to terminate our credit facilities, we would need to establish new lending relationships to satisfy our funding needs.

Risks Related to the Potential Southern Commerce Bank Acquisition

We may fail to realize all of the anticipated benefits of our proposed acquisition of Southern Commerce Bank.

On January 5, 2009, we entered into a Stock Purchase and Sale Agreement among Southern Commerce Bank and Dickinson Financial Corporation as seller. The proposed acquisition is expected to close in the second quarter of 2009, subject to us obtaining required regulatory approvals and the fulfillment of customary closing conditions. While we believe that the acquisition of the Southern Commerce Bank will result in significant benefits to us, there are certain risks associated with the acquisition that may prevent us from realizing all of these benefits. First, the deal is subject to closing conditions, including obtaining required approvals from governmental authorities whose approval or consent in connection with the acquisition is required, and there is no guarantee that these closing conditions will be met or that we will obtain all the approvals necessary to consummate the acquisition. It is possible that applicable bank regulatory authorities will impose requirements and limitations that may negatively affect the way we expect to conduct Southern Commerce Bank's and the rest of our business and, therefore, could cause us to fail to realize the certain expected benefits of the transaction.

Additionally, even if the closing does take place as expected, there is no guarantee that all of the anticipated benefits of the acquisition will be realized. Achieving the benefits of the acquisition will depend in part on integrating Southern Commerce Bank's business operations and personnel in a timely and efficient manner to minimize the risk that the acquisition will result in the loss of deposit customers, the loss of key employees or the diversion of our management's attention from other important issues. Challenges to effectively integrating the bank's business operations include the fact that we do not have experience in managing retail banking operations and the headquarters of Southern Commerce Bank will be located in Florida, while our headquarters is located in Boston, Massachusetts. We cannot offer any assurances that we can successfully integrate the bank's operations in order to realize the acquisition's anticipated benefits.

Even if we are successful in integrating Southern Commerce Bank into our organization, we may fail to maintain or increase deposit balances at Southern Commerce Bank.

While we expect to maintain and continue to increase deposit balances at Southern Commerce Bank following the potential acquisition, there is no assurance that we will be able to do so successfully. Given the relatively short average maturity of Southern Commerce Bank's deposits compared to the maturity of its loan assets, the inability of Southern Commerce Bank to raise or maintain deposits could compromise our ability to originate and own assets at Southern Commerce Bank, impair its liquidity and threaten the solvency of Southern Commerce Bank and the rest of NewStar.

Compliance with applicable banking regulations could be more costly than expected and could negatively impact our business.

On January 12, 2009, we applied to the Federal Reserve for approval to become a Bank Holding Company ("BHC") and acquire Southern Commerce Bank. If our applications are accepted and we become a BHC we will be subject to additional regulation and policies, which could place restrictions on our business.

BHCs and national banking associations operate in a highly regulated environment and are subject to supervision, regulation and examination by various federal regulatory agencies, as well as other governmental agencies in the states in which they operate. This regulatory oversight is established to protect depositors, federal deposit insurance funds and the banking system as a whole, not security holders. Federal and state laws and regulations govern numerous matters, including changes in the ownership or control of banks and BHCs, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on dividend payments. As a BHC, we and our non-bank subsidiaries would be subject to regulation by the Federal Reserve. Additionally, Southern Commerce Bank is a national bank and, as such, subject primarily to the supervision and regulation by the OCC. The OCC possesses cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve possesses similar powers with respect to BHCs. These and other restrictions limit the manner in which we may conduct business and obtain financing.

Congress and state legislatures and federal and state regulatory agencies continually review laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways, including limiting the types of financial services and products we may offer and increasing the ability of non-banks to offer competing financial services and products.

Southern Commerce Bank's business is affected not only by general economic conditions, but also by the economic, fiscal and monetary policies of the United States and its agencies and regulatory authorities, particularly the Federal Reserve. The economic and fiscal policies of various governmental entities and the monetary policies of the Federal Reserve may affect the interest rates Southern Commerce Bank must offer to attract deposits and the interest rates they must charge on loans, as well as the manner in which they offer deposits and make loans. These economic, fiscal and monetary policies have had, and are expected to continue to have, significant effects on the operating results of depository institutions generally, including Southern Commerce Bank. Our acquisition of Southern Commerce Bank would, therefore, link our results of operations and financial condition to the decisions and policies of the Federal Reserve to a greater extent than they have been previously.

Risks Related to Our Operations and Financial Results

Our quarterly net interest income and results of operations are difficult to forecast and may fluctuate substantially.

Our quarterly net interest income and results of operations are difficult to forecast. We may experience substantial fluctuations in net interest income and results of operations from quarter to quarter. You should not rely on our results of operations in any prior reporting period to be indicative of our performance in future reporting periods. Many different factors could cause our results of operations to vary from quarter to quarter, including:

- the success of our origination activities;
- pre-payments on our loan portfolio;

- credit losses and default rates;
- our ability to enter into financing arrangements;
- competition;
- seasonal fluctuations in our business, including the timing of transactions;
- costs of compliance with regulatory requirements;
- private equity activity;
- the timing of any future acquisitions;
- personnel changes;
- changes in prevailing interest rates;
- general changes to the U.S. and global economies; and
- political conditions or events.

We base our current and future operating expense levels and our investment plans on estimates of future net interest income, transaction activity and rate of growth. We expect that our expenses will increase in the future, and we may not be able to adjust our spending quickly enough if our net interest income falls short of our expectations. Any shortfalls in our net interest income or in our expected growth rates could result in decreases in our stock price.

Our business is highly dependent on key personnel.

Our future success depends to a significant extent on the continued services of our Chief Executive Officer and our Chief Investment Officer as well as other key personnel. While we entered into employment agreements with each of these officers, if we were to lose the services of any of these executives for any reason, including voluntary resignation or retirement, we may not be able to replace them with someone of equal skill or ability and our business may be adversely affected. Moreover, we may not function well without the continued services of these executives.

We may not be able to attract and retain the highly skilled employees we need to support our business.

Our ability to originate and underwrite loans and other debt products is dependent on the experience and expertise of our employees. In order to grow our business, we must attract and retain qualified personnel, especially origination and credit personnel with relationships with referral sources and an understanding of small and middle-market businesses and the industries in which our borrowers operate. Many of the financial institutions with which we compete for experienced personnel may be able to offer more attractive terms of employment. If any of our key origination personnel leave, our new loan and other debt product volume from their business contacts may decline or cease, regardless of the terms of our loan and other debt product offerings or our level of service. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them and increases the costs of replacing them. As competition for qualified employees grows, our cost of labor could increase, which could adversely impact our results of operations.

Maintenance of our Investment Company Act exemption imposes limits on our operations.

We intend to conduct our operations so that we are not required to register as an investment company under the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act. Section 3(a)(1)(C) of the Investment Company Act defines as an investment company any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40.0% of the value of the issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities" are, among other things, securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We expect that many of our majority-owned subsidiaries, including those which we have created (or may in the future create) in connection with our term debt securitizations, will rely on exceptions and exemptions from the Investment Company Act available to certain structured finance companies and that our interests in those subsidiaries will not constitute "investment securities" for purposes of the Investment Company Act. Because these exceptions and exemptions may, among other things, limit the types of assets these subsidiaries may purchase or counterparties with which we may deal, we must monitor each subsidiary's compliance with its applicable exception or exemption.

We must also monitor our loan portfolio to ensure that the value of the investment securities we hold does not exceed 40.0% of our total assets (exclusive of government securities and cash items) on an unconsolidated basis. If the combined value of the investment securities issued by our subsidiaries that are investment companies or that must rely on the exceptions provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act rather than another exception or exemption, together with any other investment securities we may own, exceeds 40.0% of our total assets on an unconsolidated basis, we may be deemed to be an investment company. Because we believe that the interests we hold in our subsidiaries generally will not be investment securities, we do not expect to own nor do we propose to acquire investment securities in excess of 40.0% of the value of our total assets on an unconsolidated basis.

We intend to monitor for compliance with the Investment Company Act on an ongoing basis and may be compelled to take or refrain from taking actions, to acquire additional income or loss generating assets or to forego opportunities that might otherwise be beneficial or advisable, including, but not limited to selling assets that are considered to be investment securities or foregoing sale of assets which are not investment securities, in order to ensure that we (or a subsidiary) may continue to rely on the applicable exceptions or exemptions. These limitations on our freedom of action could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an exemption, exception or other exclusion from registration as an investment company, we could, among other things, be required to substantially change the manner in which we conduct our operations either to avoid being required to register as an investment company or to register as an investment company. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to, among other things, our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and our financial condition and results of operations may be adversely affected. Additionally, criminal and civil actions could be brought against us, our contracts would be unenforceable unless a court was to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Risks Related to Our Operating and Trading History

We have incurred losses in the past as a startup company, and have only recently achieved profitability and may not achieve profitability in future periods.

For the years ended December 31, 2007 and 2006, we recorded net losses of $8.6 million and $27.2 million, respectively. For the year ended December 31, 2008, we recorded net income of $22.4 million. The loss for 2007 was primarily due to a loss of $30.6 million on our residual interest in a securitization and a loss of $20.3 million due to the recognition of impairments of investments in debt securities. The loss for 2006 was primarily due to a non-cash compensation charge of $39.1 million in connection with restricted stock grants made since our inception, including equity awards made in connection with the initial public offering. We may not be profitable in future periods for a variety of reasons. If we are unable to achieve, maintain and increase our profitability in the future, the market value of our common stock could further decline.

We have been in operation since June 2004, which may not serve as an adequate time frame to evaluate our business, results of operations and prospects and may increase the risk of your investment.

Because of our limited operating history, our historical results of operations may not provide a meaningful basis for evaluating our business, results of operations and prospects. You should evaluate our business, results of operations and prospects in light of the risks and difficulties we may encounter as an early-stage company in a highly competitive industry, including our potential inability to:

- successfully compete for transaction opportunities;
- raise debt and equity capital on attractive terms;
- continue to grow and manage our growth effectively;
- accurately forecast the level of credit losses that we may experience in our loan portfolio;
- successfully hire and retain key personnel; or
- effectively manage our business.

We may not be able to successfully address these risks and difficulties, which could adversely affect our business, results of operations and prospects.

We are in a highly competitive business and may not be able to compete effectively, which could impact our profitability.

The commercial lending industry is highly competitive and includes a number of competitors who provide similar types of loans to our target customers. Our principal competitors include a variety of:

- specialty and commercial finance companies, including business development companies and real estate investment trusts;
- private investment funds and hedge funds;
- national and regional banks;
- investment banks; and
- insurance companies.

Some of our competitors offer a broader range of financial, lending and banking services than we do and can leverage their existing customer relationships to offer and sell services that compete directly with our products and services. In addition, some of our competitors have greater financial, technical, marketing, origination and other resources than we do. They may also have greater access to capital than we do and at a lower cost than is available to us. For example, if national and regional banks or other large competitors seek to expand within or enter our target markets, they may provide loans at lower interest rates to gain market share, which could force us to lower our rates and result in decreased returns. As a result of competition, we may not be able to attract new customers, retain existing customers or sustain the rate of growth that we have experienced to date, and our ability to expand our loan portfolio and grow future revenue may decline. If our existing customers choose to use competing sources of credit to refinance their debt, our loan portfolio could be adversely affected.

We are subject to regulation and any changes in such regulations could affect our business and our profitability.

We are subject to federal, state and local laws and regulations that govern non-depository commercial lenders and businesses generally. Any changes in such laws or regulations could affect our business and profitability. In addition, if we expand our business into areas or jurisdictions that are subject to, or have adopted, more stringent laws and regulations than those that are currently applicable to us and our business, we may have to incur significant additional expense or restrict our operations in order to comply, which could adversely impact our business, results of operations or prospects.

Currently, we are not regulated as an insured depository institution or bank holding company and do not control any regulated insured depository institution. Banks are subject to extensive regulation by the office of the Comptroller of the Currency with respect to their activities and investments, their capitalization, their risk management policies and procedures and their relationships with affiliated companies. If we become a bank holding company, we will be subject to additional regulations which could adversely impact our business or our results of operations.

Our common stock may continue to have a volatile public trading price.

Historically, the market price of our common stock has been highly volatile and the market for our common stock has experienced significant price and volume fluctuations, some of which are unrelated to our company's operating performance. Since our common stock began trading publicly on December 14, 2006, the trading price of our stock has fluctuated from a high of $20.85 to a low of $0.61. It is likely that the market price of our common stock will continue to fluctuate in the future. Factors which may have a significant adverse effect on our common stock's market price include:

- the rate of charge-offs, impairments and non-accruals in our loan portfolio;
- fluctuations in interest rates and the actual or perceived impact of these rates on our current customers and future prospects;
- changes to the regulatory environment in which we operate;
- our ability to raise additional capital and the terms on which we can secure such capital;
- general market and economic conditions; and
- quarterly fluctuations in our revenues and other financial results.

The reported average daily trading volume of our common stock for the twelve-month period ending December 31, 2008 was 107,987 shares, however our trading volume has exceeded 1,000,000 shares on several occasions. Such a low average trading volume may impact our shareholders' ability to buy and sell shares of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters is located at 500 Boylston Street, Suite 1600, Boston, Massachusetts 02116, where we lease 14,868 square feet of office space under a lease that expires in 2010, and 15,116 square feet of office space under a sublease which expires in 2013. We also maintain leased offices in Darien, Connecticut, Charleston, South Carolina, Chicago, Illinois, and San Diego, California. We believe our office facilities are suitable and adequate for us to conduct our business.

Item 3. Legal Proceedings

The Company from time to time is involved in litigation in the ordinary course of business. We are not currently subject to any material pending legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

In December 2008, we solicited proxies for two special meetings of shareholders, which were both subsequently held on January 28, 2009. The following represents the results of the voting on the proposals submitted to our stockholders at the meetings:

Proposal to approve the amendment and restatement of the Company's 2006 Incentive Plan:

Total Vote "For"	Total Vote "Against"	Total Vote "Abstaining"	Total Broker Non-Votes
37,492,619	6,097,578	54,601	—

Proposal to grant the Board of Directors the discretionary authority to effect a reverse stock split:

Total Vote "For"	Total Vote "Against"	Total Vote "Abstaining"	Total Broker Non-Votes
35,049,135	4,598,075	42,850	—

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

As of March 5, 2009, there were approximately 104 stockholders of record. The number of stockholders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one stockholder. American Stock Transfer & Trust Company serves as transfer agent for our shares of common stock.

Our common stock has traded on the NASDAQ Global Market under the symbol "NEWS" since December 14, 2006. The quarterly range of the high and low sales price for our common stock during 2008 and 2007 is presented below:

	2008		2007	
	High	Low	High	Low
Quarter ended:				
December 31	$8.98	$2.46	$13.65	$ 7.75
September 30	9.78	5.10	14.69	8.94
June 30	7.04	4.55	17.25	13.60
March 31	9.58	4.50	20.85	14.75

The following graph shows a comparison from December 14, 2006 (the date our common stock commenced trading on the NASDAQ Global Market) through December 31, 2008 of cumulative total return for our common stock, the S&P 500 Index and the S&P Financials Index. The graph assumes a $100 investment at the closing price on December 14, 2006. Such returns are based on historical results and are not intended to suggest future performance. The following information in this Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such a filing.


$
120.0
100.0
80.0
60.0
40.0
20.0
-
NEWS
S & P 500 Index
S & P 500 Financial Index
12/14/2006
12/29/2006
12/31/2007
12/31/2008

Dividend Policy

We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business.

Item 6. Selected Financial Data

Selected consolidated financial and other data for the periods and at the dates indicated.

	Year Ended December 31, 2008	2007	2006	2005	Period from June 18, 2004 (inception) through December 31, 2004
	($ in thousands, except for share and per share data)				
Statement of Operations Data:					
Interest income	$ 188,770	$ 204,295	$ 116,303	$ 33,883	$ 1,988
Interest expense	86,216	109,703	68,728	18,639	839
Net interest income	102,554	94,592	47,575	15,244	1,149
Provision for credit losses	38,224	19,510	12,535	7,755	280
Net interest income after provision for credit losses	64,330	75,082	35,040	7,489	869
Fee income	4,518	15,797	5,849	2,966	36
Asset management income	6,283	5,304	1,443	16	—
Gain on derivatives	2,157	777	909	46	—
Gain (loss) on sale of loans and debt securities	282	(4,615)	474	114	—
Loss on investments in debt securities	(932)	(20,303)	(597)	—	—
Loss on residual interest in securitization	(631)	(30,556)	—	—	—
Other income	7,253	5,420	1,606	2	21
Total non-interest income	18,930	(28,176)	9,684	3,144	57
Compensation and benefits	30,413	45,364	65,079	16,168	6,294
Occupancy and equipment	3,286	2,718	1,758	1,124	209
General and administrative expenses	11,090	9,412	7,445	2,757	2,996
Total operating expenses	44,789	57,494	74,282	20,049	9,499
Income (loss) before income taxes	38,471	(10,588)	(29,558)	(9,416)	(8,573)
Income tax expense (benefit)	16,073	(1,949)	(2,377)	(3,517)	(3,071)
Net income (loss)	$ 22,398	$ (8,639)	$ (27,181)	$ (5,899)	(5,502)
Income (loss) per share:					
Basic	$ 0.46	$ (0.23)	$ (1.65)	$ (0.83)	$ (1.25)
Diluted	$ 0.46	$ (0.23)	$ (1.65)	$ (0.83)	$ (1.25)
Weighted average shares outstanding:					
Basic	48,340,067	36,900,640	16,480,836	7,110,363	4,390,731
Diluted	48,340,067	36,900,640	16,480,836	7,110,363	4,390,731

	December 31,		
	2008	2007	2006
Balance Sheet Data:			
Cash and cash equivalents	$ 50,279	$ 76,155	$ 103,269
Restricted cash	84,163	115,807	40,174
Residual interest in securitization	—	631	—
Investments in debt securities, available-for-sale	3,025	35,498	203,121
Loans, held-for-sale	—	112,944	62,620
Loans, net	2,328,812	2,201,442	1,437,832
Other assets	105,243	80,288	68,176
Total assets	$2,571,522	$2,622,765	$1,915,192
Repurchase agreements	$ —	$ 63	$ 34,535
Credit facilities	411,267	677,739	625,910
Term debt	1,524,171	1,364,725	774,225
Other liabilities	54,529	77,548	57,107
Total liabilities	1,989,967	2,120,075	1,491,777
Total stockholders' equity	581,555	502,690	423,415
Supplemental Data:			
Investments in debt securities, gross	$ 6,839	$ 38,787	$ 217,314
Loans held-for-sale, gross	—	115,055	63,277
Loans held-for-investment, gross	2,402,309	2,248,480	1,467,038
Loans and investments in debt securities, gross	2,409,148	2,402,322	1,747,629
Unused lines of credit	339,230	454,837	302,856
Standby letters of credit	32,358	20,382	6,990
Total funding commitments	$2,780,736	$2,877,541	$2,057,475
Loan portfolio	$2,409,148	$2,402,322	$1,747,629
Loans owned by the NCOF	561,241	578,272	283,378
Managed loan portfolio	$2,970,389	$2,980,594	$2,031,007
Loans held-for-sale, gross	$ —	$ 115,055	$ 63,277
Loans held-for-investment, gross	2,402,309	2,248,480	1,467,038
Total loans, gross	2,402,309	2,363,535	1,530,315
Deferred fees, net	(20,998)	(15,762)	(10,468)
Allowance for loan losses—general	(36,786)	(28,795)	(19,395)
Allowance for loan losses—specific	(15,713)	(4,592)	—
Total loans, net	$2,328,812	$2,314,386	$1,500,452
Average Balances (1):			
Loans and other debt products, gross	$2,415,436	$2,038,678	$1,150,111
Interest earning assets (2)	2,551,602	2,234,916	1,210,494
Total assets	2,612,285	2,243,524	1,224,744
Interest bearing liabilities	1,962,796	1,767,993	1,028,139
Equity	566,173	439,650	171,518

	Year Ended December 31,		
	2008	2007	2006
Performance Ratios (3):			
Return on average assets	0.86%	(0.39)%	(2.22)%
Return on average equity	3.96	(1.97)	(15.85)
Net interest margin, before provision	4.02	4.23	3.93
Loan portfolio yield	7.67	9.63	9.89
Efficiency ratio	36.87	86.57	129.73
Credit Quality and Leverage Ratios (4):			
Delinquent loan rate (at period end)	0.69%	—	0.57%
Non-accrual loan rate (at period end)	2.52%	0.97%	—
Net charge off rate	0.82%	0.81%	—
Allowance for credit losses ratio (at period end)	2.25%	1.58%	1.40%
Debt to equity (at period end)	3.33x	4.06x	3.39x
Equity to assets (at period end)	22.62%	19.17%	22.11%

(1) Average balances for 2008 and 2007 are based upon the average daily balance during the period. Average balances for 2006 are based on the average monthly balance during each period.

(2) Includes loan portfolio, cash, cash equivalents and restricted cash.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the calculation of performance ratios.

(4) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information related to our credit quality and leverage ratios.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements. Important factors that may cause actual results and circumstances to differ materially from those described in such statements is contained below and in Item 1A. "Risk Factors" of this report.

Overview

We are a commercial finance company that provides customized debt financing solutions to middle market businesses and commercial real estate borrowers. We principally focus on the direct origination of loans that meet our risk and return parameters. Our direct origination efforts target private equity sponsors, corporate executives, regional banks, real estate investors and a variety of other financial intermediaries to source transaction opportunities. Direct origination provides direct access to customers' management, enhances due diligence, and allows significant input into customers' capital structure and direct negotiation of transaction pricing and terms.

We operate as a single segment and derive revenues from two specialized lending groups:

- *Middle Market Corporate*, which originates, structures and underwrites senior debt and, to a lesser extent, second lien, mezzanine and subordinated debt, and equity and equity-linked products for companies with annual EBITDA typically between $5 million and $50 million; and
- *Commercial Real Estate*, which originates, structures and underwrites first mortgage debt and, to a lesser extent, subordinated debt, primarily to finance acquisitions of real estate properties typically valued between $10 million and $50 million.

Subsequent to December 31, 2007, we discontinued the origination of structured products and continue to manage the remaining portfolio within our Middle Market Corporate lending group. As of December 31, 2008, this portfolio had an outstanding balance of $69.0 million.

Market Conditions

The economy deteriorated dramatically during 2008 as the United States entered a recession. Higher unemployment, a decline in housing prices, an increase in default rates across a wide range of asset classes and an overall decrease in lending continue to strain the economy. The financial services industry changed significantly through bankruptcies, consolidations, mergers, conservatorships and substantial government aid, legislation and regulation. The effect of the economic downturn has led to a lack of confidence and severe dislocation in the capital and credit markets. Bank loan markets and securitization markets, specifically collateralized debt obligation markets, continue to experience significant volatility with continued selling pressure by certain types of investors, many of which are leveraged. We expect to continue to experience difficulty in securing term debt financing for our loan portfolio. We anticipate that available debt financing generally will be at higher costs and lower advance rates than the financing that was available earlier in our history. Given current market conditions, we believe that it is unlikely that we would be able to complete a traditional term debt securitization.

Amendments and renewals of our existing credit facilities obtained in 2008 have been more expensive and provide lower advance rates than similar transactions completed in prior periods. While we expect to be negatively impacted by the trend toward higher cost of borrowing and lower leverage, we believe that we will also benefit from these market conditions by re-pricing our existing loans when possible, and originating new loans when possible at significantly higher yields and in many cases on more favorable terms.

The sharp decline in the economy continues to contribute to a decline in overall credit quality. We are closely monitoring the credit quality of our loans. We expect loan delinquencies, non-accruals, and charge offs to increase as the economy continues to weaken.

As a result of the current market and funding conditions, opportunities in the commercial real estate market have slowed. Moreover, refinancing current loans will be difficult. We did not originate any new commercial real estate loans during the last three quarters of 2008.

Recent Developments

Bank-Related

On January 5, 2009, we entered into a definitive stock purchase agreement to acquire Southern Commerce Bank. Subject to us obtaining required regulatory approvals and the fulfillment of customary closing conditions, we anticipate the acquisition will close during the second quarter of 2009.

On January 12, 2009, we applied to the Federal Reserve for approval to become a Bank Holding Company and to acquire Southern Commerce Bank.

The acquisition of Southern Commerce Bank and the transition to a bank holding company is part of our strategy to diversify our funding sources and expand the products and services we are able to offer our customers. We believe that this strategy will allow us to reduce the risks in our current funding model, resulting in a decreased dependence on short-term credit facilities provided by banks and the issuance of securitized term debt in the capital markets as our primary sources of capital.

Liquidity

On January 15, 2009 we entered into an amendment to the $400 million term debt facility with Deutsche Bank AG, New York Branch ("Deutsche") which reduced the commitment amount under the term debt facility to $250 million and will gradually reduce our advance rate from an effective rate of approximately 77% as of January 15, 2009 to no more than 72% pursuant to the terms of the amendment.

On December 30, 2008, we entered into an amendment to the $400 million credit facility with Wachovia Capital Markets, LLC ("Wachovia") which reduced the commitment amount under the credit facility to $350 million, reduced the advance borrowing base from an effective rate of 75% to 70%, and increased the concentration limits of assets in the Buildings and Real Estate Moody's Industry Classification Group to 33.5% of the outstanding credit facility amount for periods prior to and including April 17, 2009 (an increase of 13.5%) and to 20% of the outstanding credit facility amount for periods after April 17, 2009.

On November 19, 2008, we entered into a definitive agreement with Citicorp North America, Inc. ("Citicorp") which replaced our existing $400 million credit facility with Citigroup Global Markets Realty Corp. with a new $300 million credit facility.

Credit

As of December 31, 2008, we had 12 loans with an aggregate outstanding balance of $112.8 million classified as impaired. Six of these impaired loans with an outstanding balance of $60.6 million were on non-accrual status as of December 31, 2008. During the year ended December 31, 2008, we recorded $30.9 million of specific provisions for impaired loans.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

NewStar's basic and diluted income per share for 2008 was $0.46 on net income of $22.4 million compared to a net loss of $8.6 million for 2007 and a net loss of $27.2 million for 2006. Our managed loan portfolio was $3.0 billion at December 31, 2008 and 2007 and $2.0 billion at December 31, 2006. During 2008, loans owned by the NCOF decreased $17.0 million to $561.2 million at year end.

As further described below, the most significant factors influencing our consolidated results of operations for the year ended December 31, 2008 as compared to the year ended December 31, 2007 were: i) a decrease in our net interest margin; ii) a decrease in syndication and other fee income; and iii) $30.9 million of specific provisions recorded for impaired loans during 2008.

Loan portfolio yield

Loan portfolio yield, which is interest income on our loans divided by the average balances outstanding of our loans, was 7.67% for 2008, 9.63% for 2007 and 9.89% for 2006. The decrease from 2007 to 2008 in loan portfolio yield was primarily driven by a decrease in prevailing interest rates over the prior year and, to a lesser extent, changes in product mix and credit spreads in our loan portfolio.

Net interest margin

Net interest margin, which is net interest income divided by average interest earning assets, was 4.02% for 2008, 4.23% for 2007 and 3.93% for 2006. The primary factors impacting net interest margin are changes in prevailing interest rates, our product mix, debt to equity ratio, credit spreads and cost of borrowings.

Efficiency ratio

Our efficiency ratio, which is total operating expenses divided by net interest income before provision for credit losses plus total non-interest income, was 36.87% for 2008, 86.57% for 2007 and 129.73% for 2006. The decrease in our efficiency ratio during 2008 as compared to 2007 was primarily due to the $30.6 million loss on the residual interest during 2007 and impairment charges on investments in debt securities during 2007, as well as a decline in operating expenses during 2008. The decrease in our efficiency ratio during 2007 as compared to 2006 was primarily due to a significant increase in net interest income and fee income resulting from significant growth in our loan portfolio and a decrease in operating expenses resulting from a decrease in IPO-related equity compensation expense, partially offset by the $30.6 million loss on the residual interest and $20.3 million of impairment charges on investments in debt securities.

Allowance for credit losses

Allowance for credit losses ratio, which is allowance for credit losses divided by outstanding gross loans excluding loans held-for-sale, was 2.25% at December 31, 2008, 1.58% as of December 31, 2007 and 1.40% as of December 31, 2006. The allowance for credit losses at December 31, 2008 included specific reserves of $15.7 million and general reserves of $38.3 million. The allowance for credit losses at December 31, 2007 included a specific reserve of $4.6 million and a general reserve of $30.9 million. During 2008, we made minor modifications to our general reserve analysis to simplify and more closely align it with our internal credit ratings, which incorporate our ratings migration and loan default experience.

Delinquent loan rate

Delinquent loan rate, which is total delinquent loans that are 60 days or more past due, divided by outstanding gross loans, was 0.69% as of December 31, 2008 consisting of two of our non-accrual loans. We did not have any delinquent loans as of December 31, 2007. Given prevailing economic and market conditions, we expect the delinquency loan rate to increase as the economy continues to weaken.

Non-accrual loan rate

Non-accrual loan rate is defined as total balances outstanding of loans in non-accrual status divided by our loans held for investment. Loans are put on non-accrual status if they are 90 days or more past due or if management believes that there is reasonable doubt as to collectibility in the normal course of business. The non-accrual loan rate was 2.52% as of December 31, 2008 and 0.97% as of December 31, 2007. As of December 31, 2008 and 2007 the aggregate outstanding value of non-accrual loans was $60.6 million and $14.1 million, respectively. Given prevailing economic and market conditions, we expect the non-accrual rate to increase as the economy continues to weaken.

Net charge off rate

Net charge off rate as a percentage of loan portfolio is defined as annualized charge offs net of recoveries divided by our loans held for investment. A charge off occurs when management believes that all or part of the principal of a particular loan is no longer recoverable and will not be repaid. For the year ended December 31, 2008, the net charge off rate was 0.82% and for the year ended December 31, 2007, it was 0.81%. We did not charge off any loans during 2006. We expect the net charge off rate to increase if the economy continues to weaken.

Return on average assets

Return on average assets, which is net income divided by average total assets, was 0.86% for 2008. Return on average assets was not meaningful for 2007 and for 2006 as we had net losses.

Return on average equity

Return on average equity, which is net income divided by average equity, was 3.96% for 2008. Return on average equity was not meaningful for 2007 and for 2006 as we had net losses.

Review of Consolidated Results

A summary of NewStar's consolidated financial results for the years ended December 31, 2008, 2007 and 2006 follows:

	Year Ended December 31,		
	2008	2007	2006
	($ in thousands)		
Net interest income:			
Interest income	$188,770	$204,295	$116,303
Interest expense	86,216	109,703	68,728
Net interest income	102,554	94,592	47,575
Provision for credit losses	38,224	19,510	12,535
Net interest income after provision for credit losses	64,330	75,082	35,040
Non-interest income:			
Fee income	4,518	15,797	5,849
Asset management income	6,283	5,304	1,443
Gain on derivatives	2,157	777	909
Gain (loss) on sale of loans and debt securities	282	(4,615)	474
Loss on investments in debt securities	(932)	(20,303)	(597)
Loss on residual interest in securitization	(631)	(30,556)	—
Other income	7,253	5,420	1,606
Total non-interest income	18,930	(28,176)	9,684
Operating expenses:			
Compensation and benefits	30,413	45,364	65,079
Occupancy and equipment	3,286	2,718	1,758
General and administrative expenses	11,090	9,412	7,445
Total operating expenses	44,789	57,494	74,282
Income (loss) before income taxes	38,471	(10,588)	(29,558)
Income tax expense (benefit)	16,073	(1,949)	(2,377)
Net income (loss)	$ 22,398	$ (8,639)	$ (27,181)

Comparison of the Years Ended December 31, 2008 and 2007

Interest income. Interest income decreased $15.5 million, to $188.8 million for 2008 from $204.3 million for 2007. The decrease was primarily due to a decrease in the yield on average interest earning assets to 7.40% from 9.14% primarily driven by a decrease in three-month LIBOR, partially offset by growth in average interest earning assets of $316.7 million. Average three-month LIBOR decreased from 5.31% for the year ended December 31, 2007 to 3.23% for the year ended December 31, 2008.

Interest expense. Interest expense decreased $23.5 million, to $86.2 million for 2008 from $109.7 million for 2007. The decrease was primarily due to a decrease in our cost of borrowings, partially offset by an increase in average borrowings of $194.8 million from December 31, 2007 to fund growth in interest earning assets. The decrease in our cost of borrowings, to 4.39% from 6.20%, was primarily attributable to a decrease in three-month LIBOR, negotiated lower borrowing spreads on our credit facilities and increased use of lower cost term debt securitizations.

Net interest margin. Net interest margin decreased to 4.02% for 2008 from 4.23% for 2007. The decrease in net interest margin was primarily due to a decrease in our average yield on interest earning assets and non-payment of interest income from non-accrual loans, partially offset by an increase in interest yields on 2008 new loan originations and re-pricings and a decrease in our average cost of interest bearing liabilities. The decrease in yield and cost is primarily due to a decrease in three-month LIBOR. The net interest spread, the difference between gross yield on our interest earning assets and the total cost of our interest bearing liabilities, increased to 3.01% from 2.94% as the decline in three-month LIBOR had a greater impact on the cost of interest bearing liabilities which re-price more frequently than our interest earning assets.

The following table summarizes the yield and cost of interest earning assets and interest bearing liabilities for 2008 and 2007:

	Year Ended December 31, 2008			Year Ended December 31, 2007		
	($ in thousands)					
	Average Balance	Interest Income/ Expense	Average Yield/ Cost	Average Balance	Interest Income/ Expense	Average Yield/ Cost
Total interest earning assets	$2,551,602	$188,770	7.40%	$2,234,916	$204,295	9.14%
Total interest bearing liabilities	1,962,796	86,216	4.39	1,767,993	109,703	6.20
Net interest spread		$102,554	3.01%		$ 94,592	2.94%
Net interest margin			4.02%			4.23%

Provision for credit losses. The provision for credit losses increased to $38.2 million for 2008 from $19.5 million for 2007. The increase in the provision was primarily due to $30.9 million of specific provisions recorded during 2008 for impaired loans and the growth of our loan portfolio.

Non-interest income. Non-interest income increased $47.1 million, to $18.9 million for 2008 from negative $28.2 million for 2007. The increase is primarily due to the $30.6 million loss on the residual interest in securitization during 2007, the $20.3 million of impairment charges during 2007 related to our investments in debt securities in our RMBS portfolio, the $4.6 million loss on sale of loans and securities for 2007, the $6.9 million gain recognized in connection with the repurchase of debt during 2008, a $1.4 million increase in gain on derivatives, an increase of $1.0 million in management and performance fees related to the NCOF, $0.3 million gain on sale of loans, partially offset by a $11.3 million decrease in fee income, the $2.4 million loss in fair value of our equity positions, and the $0.9 million loss on investments in debt securities due to net impairments on two of our debt securities and the $0.6 million loss on the residual interest in securitization.

Operating expenses. Operating expenses decreased $12.7 million, to $44.8 million for 2008 from $57.5 million for 2007. Employee compensation and benefits decreased $15.0 million primarily due to a decrease in the non-cash compensation charge related to restricted stock grants made since our inception, including equity awards made in connection with the initial public offering, partially offset by severance costs of $2.1 million during 2008. During 2008, we reduced the number of employees to reflect our anticipated decline in loan origination volumes. General and administrative expenses increased $1.7 million and occupancy and equipment expenses increased $0.6 million.

Income taxes. For 2008 and 2007, we provided for income taxes based on an effective tax rate of 41.8% and 18.4%, respectively. Our effective tax rate for 2008 reflects the impact of timing differences related to the recognition of losses on the residual interest in securitization, the impact of nondeductible compensation expenses incurred in connection with our initial public offering and the impact of a related discrete tax item. Our effective tax benefit rate for 2007 includes two significant items, approximately $1.5 million relating to the impact of nondeductible compensation expense incurred in connection with our initial public offering and $0.8 million resulting from the non-recognition of certain state tax benefits primarily resulting from the phase out of our Structured Products group, including losses incurred on securities sold in our second quarter off-balance sheet transaction. As of December 31, 2008 and 2007 we had net deferred tax assets of $31.2 million and $13.4 million, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Comparison of the Years Ended December 31, 2007 and 2006

Interest income. Interest income increased $88.0 million, to $204.3 million for 2007 from $116.3 million for 2006. The increase was primarily due to growth in average interest earning assets of $1.0 billion, partially offset by a decrease in the yield on average interest earning assets to 9.14% from 9.61% primarily driven by a decrease in spreads on new volume and to a lesser extent prepayments of higher yielding loans and a change in the mix of interest earning assets. The increase in average interest earning assets was primarily driven by the growth in loans of $833.2 million from December 31, 2006.

Interest expense. Interest expense increased $41.0 million, to $109.7 million for 2007 from $68.7 million for 2006. The increase was primarily due to an increase in average borrowings of $739.9 million to fund growth in interest earning assets, partially offset by a decrease in our cost of borrowings. The decrease in our cost of borrowings, to 6.20% from 6.68%, was primarily attributable to negotiated lower borrowing spreads on our credit facilities and increased use of lower cost term debt securitizations.

Net interest margin. Net interest margin increased to 4.23% for 2007 from 3.93% for 2006. The increase in net interest margin was primarily due to a decrease in our average cost of interest bearing liabilities and changes in our debt to equity ratio, partially offset by a decrease in our average yield on interest earning assets primarily driven by a decrease in spreads on new volume. The net interest spread, the difference between gross yield on our interest earning assets and the total cost of our interest bearing liabilities, increased to 2.94% from 2.92%.

The following table summarizes the yield of interest earning assets and the cost of interest bearing liabilities for 2007 and 2006:

	Year Ended December 31, 2007			Year Ended December 31, 2006		
	($ in thousands)					
	Average Balance	Interest Income/ Expense	Average Yield/ Cost	Average Balance	Interest Income/ Expense	Average Yield/ Cost
Total interest earning assets	$2,234,916	$204,295	9.14%	$1,210,494	$116,303	9.61%
Total interest bearing liabilities	1,767,993	109,703	6.20	1,028,139	68,728	6.68
Net interest spread		$ 94,592	2.94%		$ 47,575	2.92%
Net interest margin			4.23%			3.93%

Provision for credit losses. The provision for credit losses increased to $19.5 million for 2007 from $12.5 million for 2006. The increase in the provision was primarily due to $9.0 million of specific provisions recorded for impaired loans and the growth of our loan portfolio.

Non-interest income. Non-interest income decreased $37.9 million, to negative $28.2 million for 2007 from $9.7 million for 2006. The decrease is primarily due to a $30.6 million loss on the residual interest, a $12.8

million impairment charge prior to the sale of our investments in debt securities in our RMBS portfolio resulting from a severe correction of the RMBS market, $7.5 million loss on investments in debt securities due to the impairment of three of our debt securities and $4.6 million loss on sale of loans and securities, partially offset by an additional $9.9 million in fee income, $3.9 million in management and performance fees related to the NCOF and $3.8 million on other income driven by a $1.8 million recognition of the fair value of our equity positions and $1.1 million recognized in connection with the repurchase of debt. On June 29, 2007, we completed the sale of securities and loans totaling $187.9 million, including $113.9 million of RMBS holdings to a non-recourse, off-balance sheet financing vehicle and recognized a $4.4 million loss on the sale. We retained a fair value residual interest in the assets sold, which had a fair value of $29.7 million at June 30, 2007 and $0.6 million at December 31, 2007. The residual interest includes the present value of the expected future cash flows that we will receive from its retained interest. Any change in the fair value of the residual interest is recorded in the consolidated statement of operations.

Operating expenses. Operating expenses decreased $16.8 million, to $57.5 million for 2007 from $74.3 million for 2006. Employee compensation and benefits decreased $19.7 million primarily due to a $25.7 million decrease of the non-cash compensation charge related to restricted stock grants made since our inception, including equity awards made in connection with the initial public offering, offset by an increase in salaries of $5.4 million due to higher headcount. General and administrative expenses increased $2.0 million and occupancy and equipment expenses increased $1.0 million. The increase in general and administrative expenses is primarily due to $0.9 million increase in insurance expense and $1.1 million increase in professional fees.

Income taxes. For 2006, we provided for income taxes based on a tax benefit rate of 8.0%. As of December 31, 2006, we had net deferred tax assets of $14.7 million.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity consist of cash flow from operations, credit facilities, term debt securitizations and proceeds from equity and debt offerings. We believe these sources will be sufficient to fund our operations, projected lending activities and other short-term liquidity needs. We may need to raise additional debt or equity capital based on various factors, including if our loan portfolio grows faster than anticipated, the value of non-accrual loans increases faster than expected, we are unable to fund certain loans with credit facilities or term debt securitizations, or if our cash flow from operations is lower than expected. Our future liquidity needs will be determined primarily based on the credit performance of our loan portfolio. To fund our loan portfolio and continuing operations, we anticipate that we will need to incur additional indebtedness, enter into additional term debt securitizations or raise equity capital. We may not be able to raise such debt or equity capital on acceptable terms or at all. The incurrence of additional debt will increase our leverage and interest expense, and the issuance of any debt or equity securities may be dilutive for existing shareholders.

The planned acquisition of Southern Commerce Bank will require cash payments to the seller in the amount of the purchase price and an additional investment consistent to meet regulatory capital requirements. We believe our existing sources of liquidity will be sufficient to provide the required capital. We estimate the purchase price of Southern Commerce Bank will be between $15.5 million and $17 million subject to certain conditions. We anticipate that the proposed acquisition of Southern Commerce Bank will improve our access to liquidity and provide a stable source of funding through the bank's retail deposit franchise. With this new source of liquidity we believe that we will be able to reduce our reliance on warehouse credit facilities provided by other banks, which are currently our primary source of capital. We have proposed in our regulatory applications made in connection with the proposed acquisition of Southern Commerce Bank to complete a one-time balance sheet restructuring, which would recapitalize the bank in connection with a transfer of up to $300 million of existing loan commitments from NewStar. The recapitalization would redeploy capital to Southern Commerce Bank that is currently invested in our warehouse credit facilities supporting those loans that we propose to transfer.

We continue to experience higher costs of borrowing and pressure to reduce leverage. Given current market conditions, we believe that completing a traditional term debt securitization is unlikely. Moreover credit facility renewals and amendments to existing credit facilities in 2008 have been more expensive and provide lower advance rates than similar transactions we completed in prior periods. Reduction in advance rates under our warehouse credit facilities in 2008 resulted in the use of cash to repay advances.

Cash and Cash Equivalents

As of December 31, 2008 and December 31, 2007, we had $50.3 million and $76.2 million, respectively, in cash and cash equivalents. Cash received from our November 2007 private placement represented a large portion of our cash balance at December 31, 2008. We invest a portion of cash on hand in short-term liquid investments. From time to time, we may use a portion of our non-restricted cash to pay down our credit facilities.

Restricted Cash

Separately, we had $84.2 million and $115.8 million of restricted cash as of December 31, 2008 and December 31, 2007, respectively. The restricted cash represents the balance of the principal and interest collections accounts and pre-funding amounts in our credit facilities, our term debt securitizations and customer holdbacks and escrows. The use of the principal collection accounts' cash is limited to funding the growth of our loan portfolio within the facilities or paying down related credit facilities or term debt securitizations. The interest collection account cash is limited to the payment of interest, servicing fees and other expenses of our credit facilities and term debt securitizations and, if either a ratings downgrade or failure to receive ratings confirmation occurs on the rated notes in a term debt securitization at the end of the funding period or if coverage ratios are not met, paying down principal with respect thereto. Cash to fund the growth of our loan portfolio and to pay interest on our term debt securitizations represented a large portion of our restricted cash balance at December 31, 2008.

Asset Quality and Allowance for Loan Losses

If a loan is 90 days or more past due, or if management believes that there is reasonable doubt as to collectibility in the normal course of business, it is our policy to place the loan on non-accrual status. When a loan is on non-accrual status, accrued interest previously recognized as interest income subsequent to the last cash receipt in the current year will be reversed, and the recognition of interest income on that loan will stop until factors indicating doubtful collection no longer exist and the loan has been brought current. We may make exceptions to this policy if the loan is well secured and is in the process of collection. As of December 31, 2008, we had 12 impaired loans with an aggregate outstanding balance of $112.8 million. Six of the impaired loans with an aggregate outstanding balance of $58.7 million have been restructured and classified as troubled debt restructurings as defined by SFAS No. 15, *Accounting for Debtors and Creditors for Troubled Debt Restructurings*. Six of the impaired loans with an aggregate outstanding balance of $60.6 million were on non-accrual status. Two of the impaired loans with an aggregate outstanding balance of $16.6 million were greater than 60 days past due and classified as delinquent. During 2008, we recorded $30.9 million of specific provisions for impaired loans. As our loan portfolio continues to season, we expect to experience additional delinquencies, losses, specific reserves, troubled debt restructurings and charge offs as part of our normal course of business. Moreover, the weakening economy has led to a decline in overall credit quality across the market. We are closely monitoring the credit quality of our loans. We expect loan delinquencies, non-accruals and charge offs to increase if the economy continues to weaken.

Despite our limited historical loss experience, we have provided an allowance for loan losses to provide for losses inherent in our loan portfolio. Our allowance for loan losses as of December 31, 2008 and December 31, 2007 was $52.5 million and $33.4 million, or 2.19% and 1.48% of loans, gross, respectively. As of December 31, 2008, we also had a $1.5 million allowance for unfunded commitments, resulting in an allowance for credit losses of 2.25% of outstanding loans.

Activity in the allowance for loan losses for the years ended December 31, 2008, 2007 and 2006 was as follows:

	Year Ended December 31,		
	2008	2007	2006
	($ in thousands)		
Balance as of beginning of period	$ 33,387	$19,395	$ 7,610
Provision for loan losses	7,990	9,593	11,785
Specific provision for loan losses	30,855	8,992	—
Net charge offs	(19,734)	(4,593)	—
Balance as of end of period	52,498	33,387	19,395
Allowance for losses on unfunded loan commitments	1,479	2,100	1,175
Allowance for credit losses	$ 53,977	$35,487	$20,570

As of December 31, 2008, we had one $7.4 million asset which was other real estate owned as a result of a foreclosure on an impaired loan. During 2008, we recorded a $0.8 million specific provision related to this loan. The outstanding loan balance has been reclassified from loans, net to other assets on our balance sheet.

Borrowings and Liquidity

As of December 31, 2008 and 2007, we had outstanding borrowings totaling $1.9 billion and $2.0 billion, respectively. Borrowings under our various credit facilities, term debt securitizations and repurchase obligations have supported our loan growth.

As of December 31, 2008, our funding sources, maximum debt amounts, amounts outstanding and unused debt capacity, subject to certain covenants and conditions, are summarized below:

Funding Source	Maximum Debt Amount	Amounts Outstanding	Unused Debt Capacity	Maturity
		($ in thousands)		
Credit facilities	$ 740,000	$ 411,267	$328,733	2009 – 2011
Term debt (1)	1,745,602	1,524,171	221,431	2012 – 2022
Total	$2,485,602	$1,935,438	$550,164	

(1) Maturities for term debt are based on contractual maturity dates. Actual maturities may occur earlier.

We must comply with various covenants, the breach of which could result in a termination event, and at December 31, 2008, we were in compliance with all such covenants. These covenants vary depending on the type of facility and are customary for facilities of this type. These covenants include, but are not limited to, failure to service debt obligations, failure to meet liquidity covenants and tangible net worth covenants, and failure to remain within prescribed facility portfolio delinquency and charge-off levels.

Repurchase agreements

In the past, we entered into sales of securities under agreements to repurchase with customers and brokers. These agreements were treated as collateralized financings, and the obligations to repurchase securities sold were reflected as a liability in our balance sheet. The securities underlying the agreements remain under our control. At December 31, 2007, we had repurchase agreements outstanding with a total carrying value of $0.1 million. At December 31, 2007, the maturities of these agreements ranged from one to three months with a weighted average interest rate of 5.97%. Debt securities with a market value of $0.8 million were pledged as collateral for the securities sold under agreements to repurchase at December 31, 2007. We no longer utilize repurchase agreements as a source of liquidity.

Credit facilities

As of December 31, 2008 the Company had four credit facilities: (i) a $350.0 million credit facility with Wachovia, (ii) a $300.0 million credit facility with Citicorp, (iii) a $75.0 million facility with NATIXIS Financial Products, Inc. ("NATIXIS") and (iv) a $15.0 million credit facility with Union Bank of California, N.A. Our $350 million credit facility with Wachovia is subject to an annual renewal in April 2009, and our $300 million credit facility with Citicorp is subject to an annual renewal in November 2009. If either of our lenders decides not to renew its credit facility with us on the respective annual renewal date, our ability to make new borrowings under that credit facility would terminate.

The Company has a $350.0 million credit facility agreement with Wachovia that had an outstanding balance of $212.8 million as of December 31, 2008. Interest on this facility accrues at a variable rate per annum, which was 2.44% at December 31, 2008. This facility was scheduled to mature on August 4, 2010. On April 18, 2008, we entered into an amendment which extended the maturity date to April 15, 2011, completed the 2008 annual renewal, and incorporated an accordion feature, which will allow for potential future expansion of this facility up to $750.0 million. On December 30, 2008, we entered into an amendment to the credit facility with Wachovia which reduced the commitment amount under the credit facility to $350 million from $400 million, reduced the advance borrowing base from an effective rate of 75% to 70%, and increased the concentration limits of assets in the Buildings and Real Estate Moody's Industry Classification Group to 33.5% of the outstanding credit facility amount for periods prior to and including April 17, 2009 (an increase of 13.5%) and to 20% of the outstanding credit facility amount for periods after April 17, 2009. Wachovia completed a merger with Wells Fargo on December 31, 2008, but this merger did not impact the terms of our agreement.

The Company has a $75.0 million credit facility agreement with NATIXIS that had an outstanding balance of $8.5 million as of December 31, 2008. Interest on this facility accrues at a variable rate per annum, which was 5.71% at December 31, 2008. On May 29, 2008, we entered into an amendment which extended the maturity date to May 22, 2009.

The Company has a $300.0 million credit facility agreement with Citicorp that had an outstanding balance of $180.2 million as of December 31, 2008. Interest on this facility accrues at a variable rate per annum, which was 2.86% at December 31, 2008. On November 19, 2008, we entered into a credit facility agreement with Citicorp, which replaced our existing $400 million credit facility with Citigroup Global Markets Realty Corp. with a new $300 million credit facility. The revolving period for this facility ends on November 19, 2009. This facility is scheduled to mature on November 7, 2011. In addition, the Company issued a demand note to the facility for up to $30.0 million.

On July 29, 2008, the Company entered into a $15.0 million credit facility agreement with Union Bank of California, N.A. that had an outstanding balance of $9.9 million as of December 31, 2008. This credit facility matures on June 22, 2009. Interest on this facility accrues at a variable rate per annum, which was 2.16% at December 31, 2008.

On March 21, 2006 we entered into a $200 million credit facility agreement with NATIXIS. In connection with this facility, we formed a wholly owned subsidiary, NewStar Structured Finance Opportunities LLC ("SFO I"), a single-purpose bankruptcy-remote entity, to purchase or hold loans and other debt products. On June 29, 2007, SFO I formed a wholly owned subsidiary, NewStar Structured Finance Opportunities II LLC ("SFO II"), a single-purpose bankruptcy-remote entity to purchase or hold loans and other debt products. In connection with the formation of SFO II, SFO I sold all of its assets with an aggregate carrying value of $187.9 million to SFO II and SFO II assumed all of SFO I's liabilities associated with this credit facility. In addition, SFO II sold to the investors under this credit facility an undivided interest in each of the assets financed thereunder. The sale of undivided interests was accounted for as a sale of financial assets under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*.

On May 1, 2007, we formed a wholly-owned subsidiary, NewStar Asset Management LLC, to provide management services to NewStar ArcTurus CLO I Ltd., ("ArcTurus I") and acquire loans. The credit facility was scheduled to mature in May 2008, subject to earlier termination upon the issuance of securities by ArcTurus I. On February 27, 2008, we terminated this facility.

Term debt facility

On November 8, 2007, we entered into a $300 million term debt financing agreement with Deutsche Bank, A.G. In connection with the Deutsche term debt financing agreement, we formed a wholly owned subsidiary, NewStar DB Term Funding, LLC, a single-purpose bankruptcy-remote entity, to purchase or hold loans and investments. This term debt financing agreement matures on May 7, 2012. On May 6, 2008, we entered into an amendment to this term debt financing agreement which increased the facility to $400 million. On January 15, 2009 we entered into an amendment to this term debt financing agreement which reduced the commitment amount under the term debt facility to $250 million and will gradually reduce the advance rate from an effective rate of approximately 77% as of January 15, 2009 to no more than 72% pursuant to the terms of the amendment. Interest on this term debt financing agreement accrues at a variable rate per annum, which was 3.55% at December 31, 2008. As of December 31, 2008, the outstanding balance was $219.0 million. The term debt financing agreement, as amended, has variable advance rates based on the diversification and average rating of the targeted loan collateral. In addition, we must comply with various covenants, the breach of which could result in a termination event. As of December 31, 2008, NewStar DB Term Funding, LLC was in compliance with all such covenants, as amended.

Term debt securitizations

In August 2005, we completed our first term debt securitization. In conjunction with this transaction, we established a separate single-purpose bankruptcy-remote subsidiary, NewStar Trust 2005-1 (the "2005 CLO Trust") and initially sold and contributed $375.0 million in loans and other debt products (including unfunded commitments), or portions thereof, to the 2005 CLO Trust. We remain the servicer of the loans and other debt products. As such, we must comply with various covenants. Simultaneously with the initial sale and contributions, the 2005 CLO Trust issued $343.4 million of notes, including variable funding notes to institutional investors, and issued $31.6 million of trust certificates, the junior-most class of securities in the trust, of which we retained 100% of the trust certificates. The notes are collateralized by the specific assets, principal collection account cash and principal payment receivables totaling $374.1 million at December 31, 2008. Outstanding drawn notes at December 31, 2008 were $331.7 million. The 2005 CLO Trust has no significant assets other than the collateral. The stated maturity date of the notes is July 25, 2018. However, we expect them to mature earlier assuming, among other things, certain collateral characteristics, certain repayment rates, no refinancing and the exercise of a clean-up call repurchase option. The 2005 CLO Trust permitted reinvestment of collateral principal repayments for a three-year period that ended in October 2008. The 2005 CLO Trust's organizational documents and the indenture governing the notes contain covenants that limit the 2005 CLO Trust's ability to, among other things, consolidate with and merge into another entity, transfer or otherwise dispose of any property or assets, incur or otherwise become liable for any indebtedness except for the notes, make distributions and redeem or purchase any equity interest or security. During 2008, we repurchased $10.8 million of the 2005 CLO Trust's Class E notes.

The following table sets forth selected information with respect to the 2005 CLO Trust:

	Notes and certificates originally issued	Outstanding balance December 31, 2008	Borrowing spread to LIBOR	Ratings (S&P/Moody's/ Fitch)(1)
	($ in thousands)		%	
2005 CLO Trust:				
Class A-1	$156,000	$155,982	0.28%	AAA/Aaa/AAA
Class A-2	80,477	79,626	0.30	AAA/Aaa/AAA
Class B	18,750	18,748	0.50	AA/Aa2/AA
Class C	39,375	39,370	0.85	A/A2/A
Class D	24,375	24,372	1.50	BBB/Baa2/BBB-
Class E	24,375	13,573	4.75	BB/Ba2/B
Total notes	343,352	331,671		
Class F (trust certificates)	31,648	31,648	N/A	N/A
Total for 2005 CLO Trust	$375,000	$363,319		

(1) The ratings were initially given in August 2005 and are subject to change from time to time. Fitch affirmed its ratings on February 24, 2009 and downgraded the Class D notes and Class E notes to the ratings shown above.

In June 2006, we completed our second term debt securitization. In conjunction with this transaction, we established a separate single-purpose bankruptcy-remote subsidiary, NewStar Commercial Loan Trust 2006-1 (the "2006 CLO Trust") and contributed $500.0 million in loans and other debt products (including unfunded commitments), or portions thereof, to the 2006 CLO Trust. We remain the servicer of the loans and other debt products. As such, we must comply with various covenants. Simultaneously with the initial sale and contributions, the 2006 CLO Trust issued $456.3 million of notes, including variable funding notes, to institutional investors and issued $43.8 million of trust certificates of which we retained 100% of the trust certificates. The notes are collateralized by the specific assets, principal collection account cash and principal payment receivables totaling $492.5 million at December 31, 2008. Outstanding drawn notes at December 31, 2008 were $443.0 million. The 2006 CLO Trust has no significant assets other than the collateral. The stated maturity date of the notes is March 30, 2022. However, we expect them to mature earlier assuming, among other things, certain collateral characteristics, certain prepayment rates, no refinancing and the exercise of a clean-up call repurchase option. The 2006 CLO Trust permits reinvestment of collateral principal repayments for a five-year period ending in June 2011. The 2006 CLO Trust's organizational documents and the indenture governing the notes contain covenants that limit the 2006 CLO Trust's ability to, among other things, consolidate with and merge into another entity, transfer or otherwise dispose of any property or assets, incur or otherwise become liable for any indebtedness except for the notes, make distributions and redeem or purchase any equity interest or security. During 2008, we repurchased $3.3 million and $2.5 million of the 2006 CLO Trust's Class D notes and Class E notes, respectively.

The following table sets forth the selected information with respect to the 2006 CLO Trust:

	Notes and certificates originally issued	Outstanding balance December 31, 2008	Borrowing spread to LIBOR	Ratings (S&P/Moody's/ Fitch)(1)
	($ in thousands)		%	
2006 CLO Trust:				
Class A-1	$320,000	$320,000	0.27%	AAA/Aaa/AAA
Class A-2	40,000	32,500	0.28	AAA/Aaa/AAA
Class B	22,500	22,500	0.38	AA/Aa2/AA
Class C	35,000	35,000	0.68	A/A2/A
Class D	25,000	21,750	1.35	BBB/Baa2/BBB
Class E	13,750	11,250	1.75	BBB-/Baa3/BBB-
Total notes	456,250	443,000		
Class F (trust certificates)	43,750	43,750	N/A	N/A
Total for 2006 CLO Trust	$500,000	$486,750		

(1) These ratings were given in June 2006 and are subject to change from time to time. Fitch affirmed its ratings on February 24, 2009.

In June 2007 we completed our third term debt transaction. In conjunction with this transaction we established a separate single-purpose bankruptcy-remote subsidiary, NewStar Commercial Loan Trust 2007-1 (the "2007-1 CLO Trust") and initially sold and contributed $500.0 million in loans and other debt products (including unfunded commitments), to the 2007-1 CLO Trust. We remain the servicer of the loans and other debt products. As such, we must comply with various covenants. Simultaneously with the initial sale and contributions, the 2007-1 CLO Trust issued $546.0 million of notes, including variable funding notes, to institutional investors and issued $54.0 million of trust certificates of which we retained 100% of the trust certificates. The notes are collateralized by specific assets, principal collection account cash and principal payment receivables totaling $584.5 million at December 31, 2008. Outstanding drawn notes at December 31, 2008 were $530.5 million. The 2007-1 CLO Trust has no significant assets other than the collateral. The stated maturity date of the notes is September 30, 2022. However, we expect them to mature earlier assuming, among other things, certain collateral characteristics, certain prepayment rates, no refinancing and the exercise of a clean-up call repurchase option. The 2007-1 CLO Trust permits reinvestment of collateral principal repayments for a six-year period ending in May 2013. The 2007-1 CLO Trust's organizational documents and the indenture governing the notes contain covenants that limit the 2007-1 CLO Trust's ability to, among other things, consolidate with and merge into another entity, transfer or otherwise dispose of any property or assets, incur or otherwise become liable for any indebtedness except for the notes, make distributions and redeem or purchase any equity interest or security.

The following table sets forth selected information with respect to the 2007-1 CLO Trust:

	Notes originally issued	Outstanding balance December 31, 2008	Borrowing spread to LIBOR	Ratings (S&P/Moody's/ Fitch)(1)
	($ in thousands)			
2007-1 CLO Trust				
Class A-1	$336,500	$336,500	0.24%	AAA/Aaa/AAA
Class A-2	100,000	84,500	0.26	AAA/Aaa/AAA
Class B	24,000	24,000	0.55	AA/Aa2/AA
Class C	58,500	58,500	1.30	A/A2/A
Class D	27,000	27,000	2.30	BBB/Baa1/BBB+
Total notes	546,000	530,500		
Class E (trust certificates)	29,100	29,100	N/A	N/A
Class F (trust certificates)	24,900	24,900	N/A	N/A
Total for 2007-1 CLO Trust	$600,000	$584,500		

(1) These ratings were given in June 2007 and are subject to change from time to time. Fitch affirmed its ratings on February 24, 2009.

Corporate debt

In March and November 2005, we entered into a $100.0 million multiple draw extendible senior secured note agreement. The notes under the first $50.0 million tranche accrued interest at LIBOR + 7.0% per annum. The notes under the second $50.0 million tranche accrued interest at LIBOR + 5.75% per annum, subject to a floor of 2.5% on three month LIBOR. The notes were secured by a first lien on the capital stock of our subsidiaries owned by us. The notes were scheduled to mature on March 11, 2008. On December 20, 2006, we repaid $37.5 million in outstanding principal balance on the notes which represented all amounts outstanding, and we paid a call premium of $1.1 million. We also paid $1.1 million in accrued and unpaid interest on the notes on December 29, 2006. On January 25, 2007, we paid a termination fee of $0.3 million and the senior secured note agreement was terminated.

Contractual Obligations

The following table sets forth information relating to our contractual obligations as of December 31, 2008:

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	($ in thousands)				
Credit facilities (1)	18,367	392,900	—	—	411,267
Term debt (1)	—	—	219,000	1,305,171	1,524,171
Non-cancelable operating leases (2)	1,714	2,336	732	—	4,782
Total	$20,081	$395,236	$219,732	$1,305,171	$1,940,220

(1) Amounts for credit facilities and term debt presented represent principal amounts due based on contractual maturity dates and do not include interest amounts owed. The actual timing of payments will ultimately vary from the above data due to future fundings and repayments we expect to occur.

(2) On March 12, 2007, we entered into a contract to sublease an additional 15,116 square feet of office space at our corporate headquarters in Boston, MA. The sublease commenced May 15, 2007 and terminates February 28, 2013.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. Our operations are subject to risks resulting from interest rate fluctuations on our interest-earning assets and our interest-bearing liabilities. We seek to provide maximum levels of net interest income, while maintaining acceptable levels of interest rate and liquidity risk. As such, we enter into interest rate swap and interest rate cap agreements to hedge interest rate exposure to interest rate fluctuations on floating rate funding agreement liabilities that are matched with fixed rate securities. Under the interest rate swap contracts, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. We record the exchanged amount in net interest income in our statements of operations. Under the interest rate cap contracts, we agree to exchange, at specified intervals, the difference between a specified fixed interest (the cap) and floating interest amounts calculated on an agreed-upon notional principal amount, but only if the floating interest rate exceeds the cap rate. The interest rate caps currently are not matched to specific assets or liabilities and do not qualify for hedge accounting.

We also offer a fixed rate loan program to certain of our customers which utilizes derivative instruments such as interest rate swaps, interest rate caps and interest rate collars. We provide floating interest rate debt to our customers, and to reduce default risk resulting from interest rate fluctuations, we enter into interest rate swap, cap and collar contracts with these customers. Subsequently, we may enter into similar offsetting contracts with third parties, or customer derivatives. These derivatives do not qualify for hedge accounting and are recorded at fair value on our balance sheet.

Gains and losses on derivatives not designated as hedges, including any cash payments made or received, are reported as gain (loss) on derivatives in our consolidated statements of operations.

During 2006, we entered into interest rate swap agreements which were designated and qualified as cash flow hedges of the risk of changes in our interest payments on LIBOR indexed debt. The interest rate swap agreements have a combined notional value of $12.4 million as of December 31, 2008 and have scheduled maturities ranging from April 11, 2010 through October 20, 2013. During 2008, we recorded hedge ineffectiveness of approximately $78,300, which is included in gain (loss) on derivatives in our consolidated statements of operations.

During 2008, we terminated interest rate swaps resulting in a net gain of $1.1 million. Additionally, we had $0.8 million of unrealized losses related to the terminated swaps which will be amortized over the lives of the hedged items. The deferred loss is classified in accumulated other comprehensive loss, net of tax, as a component of equity with the accretion of the deferred losses recognized into earnings.

The table below provides information about our derivative financial instruments, excluding customer derivatives, as of December 31, 2008.

Summary of Derivative Positions at December 31, 2008

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
				($ in thousands)				
Interest Rate Derivatives								
Interest rate swaps:								
Variable to fixed (average notional expected outstanding)	$12,310	$12,118	$3,514	$3,368	$3,202	$—	$34,512	$(947)
Average pay rate	6.78%	6.77%	8.41%	8.41%	8.41%	—	—	
Average receive rate	1-mo USD LIBOR	1-mo USD LIBOR	1-mo USD LIBOR	1-mo USD LIBOR	1-mo USD LIBOR	1-mo USD LIBOR	—	

OFF BALANCE SHEET ARRANGEMENTS

We are party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our borrowers. These financial instruments include unfunded commitments, standby letters of credit and interest rate mitigation products. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for standby letters of credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

Unfunded commitments are agreements to lend to a borrower, provided that all conditions have been met. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because certain commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each borrower's creditworthiness on a case-by-case basis. The amount of collateral required is based on management's credit evaluation of the borrower, the borrower's compliance with financial covenants and management's discretion, among other evaluations. At December 31, 2008, we had $339.2 million of unfunded commitments.

Standby letters of credit are conditional commitments issued by us to guarantee the performance by a borrower to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit to our borrowers. At December 31, 2008 we had $32.4 million of standby letters of credit.

Interest rate risk mitigation products are offered to enable customers to meet their financing and risk management objectives. Derivative financial instruments consist predominantly of interest rate swaps, interest rate caps and floors. The interest rate risks to the Company of these customer derivatives is mitigated by entering into similar derivatives having offsetting terms with other counterparties. At December 31, 2008, the notional value of the interest rate mitigation products was $545.4 million.

On June 29, 2007, we completed the sale of securities and loans totaling $187.9 million, including $113.9 million of RMBS holdings to a non-recourse, off-balance sheet financing vehicle and recognized a $4.4 million loss on the sale. We retained a residual interest in the assets sold, which had a fair value of $0 at December 31, 2008. Our valuation of the residual involves two basic assumptions (i) a forecast of cash flows from the underlying collateral, and (ii) a discount rate applied to those cash flows. This rate was established by modeling the pool to create CDO tranches of AAA through BBB, which reflected a mix of debt in place against those assets and reflected an estimated market rate at that time. The loss for 2008 was driven by further deterioration in the performance of the underlying RMBS collateral assets impacting the anticipated cash flows. The change in the fair value of the residual interest is recorded in the consolidated statement of operations.

Critical Accounting Policies

Accounting policies involving significant estimates and assumptions by management, which have, or could have, a material impact on our financial statements, are considered critical accounting policies. The following are our critical accounting policies:

Fair Value

On January 1, 2008, the Company adopted SFAS 157 which defines fair value as the price that would be received to sell the financial asset or paid to transfer the financial liability in an orderly transaction between market participants at the measurement date.

The Company utilizes fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. SFAS 157 differentiates between those assets and liabilities required to be carried at fair value at every reporting period ("recurring") and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances ("nonrecurring"). Cash and cash equivalents, investments in debt securities, available-for-sale, residual interest in securitization and derivatives are financial instruments recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other financial assets on a nonrecurring basis, such as loans held-for-sale and loans held-for-investment. These nonrecurring fair value adjustments typically involve application of the lower of cost or market accounting or write-downs of individual assets. Further, the notes to the consolidated financial statements include information about the extent to which fair value is used to measure assets and liabilities and the valuation methodologies used.

SFAS 157 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect management's estimates about market data.

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 instruments include securities traded on active exchange markets, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 2 instruments include securities traded in less active dealer or broker markets.

Level 3 - Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS 157. When available, the Company utilizes quoted market prices to measure fair value. If market prices are not available, fair value measurement is based upon models that use primarily market-based or independently sourced market parameters, including interest rate yield curves, prepayment speeds, option volatilities and other assumptions. However, in certain cases, when market observable inputs for model-based valuation techniques may not be readily available, the Company is required to make judgments about assumptions market participants would use in estimating the fair value of the financial instrument. The models used by the Company to determine fair value adjustments are periodically evaluated by management for relevance under current facts and circumstances.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not fully available, management judgment is necessary to estimate fair value. In addition, changes in market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, the Company would use valuation techniques requiring more management judgment to estimate the appropriate fair value measurement.

As of December 31, 2008, 0.2% of total assets and 3.0% of the assets we measured at fair value used significant unobservable inputs (level 3 assets). During 2008 we recognized losses of $4.1 million in earnings and a loss of $1.5 million in other comprehensive income related to changes in fair value of these level 3 assets. The table below sets forth information regarding our level 3 assets as of December 31, 2008:

Description	Fair Value at December 31, 2008
	($ in thousands)
Commercial loans held-for-sale:	
Senior secured cash flow	$ —
Residual interest in securitization	—
Investments in debt securities, available-for-sale:	
Securities backed by residential real estate mortgages, commercial real estate mortgages and other assets	—
Securities backed by licenses and easements	3,025
Warrants and equity-linked products	2,500
Total level 3 assets at fair value	$5,525

Revenue recognition

Interest income is recorded on the accrual basis in accordance with the terms of the respective loan and debt product. The accrual of interest on loans and other debt products is discontinued when principal or interest payments are past due by 90 days or more or when, in the opinion of management, there is a reasonable doubt as to the collectibility in the normal course of business. If loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest income on non-accrual loans is subsequently recognized only to the extent that cash is received and the principal balance is deemed collectible.

Nonrefundable fees and related direct costs associated with the origination or purchase of loans and other debt products are deferred and netted against balances outstanding. The net deferred fees or costs are recognized as an adjustment to interest income over the contractual life of the loans using a method which approximates the effective interest method. In connection with the prepayment of a loan or other debt product, a partial amount of the remaining unamortized net deferred fees, costs, premiums or discounts are accelerated and recognized as interest income. The amortization of fees is discontinued on non-accrual loans. Depending on the terms of a loan or other debt product, we may charge a prepayment fee and recognize it in the period of the prepayment. We accrete any discount and amortize any premium from purchased debt products into interest income as a yield adjustment over the contractual life. Syndication, arrangement and structuring fees are recognized in the period the service is completed as a component of non-interest income.

Allowance for credit losses

The allowance for credit losses is based on a loan-by-loan build-up of inherent losses on loans, gross. We also maintain an allowance for losses on unfunded loan commitments, namely loan commitments and letters of credit that are reported in other liabilities on the balance sheet. The methodology for determining the allowance for losses on unfunded loan commitments is consistent with the methodology for determining the allowance for loan losses and incorporates a uniform probability of drawdown. The combined balance of the allowance for loan losses and the allowance for unfunded commitments is referred to as the allowance for credit losses. As of December 31, 2008, we had an allowance for credit losses of $54.0 million, with specific allowances totaling $15.7 million.

We review the appropriateness of the allowance for credit losses and its two components on a quarterly basis. The estimate of each component is based on observable information and on market and third party data that we believe are reflective of the underlying credit losses being estimated. These estimates are not based on actual losses related to our loans and may not reflect future performance. Over time, as our loans season, we expect to supplement market and third-party data with the actual credit performance of our loans. In addition, we anticipate that the number of delinquent and non-accrual loans and loan impairments and charge offs will increase as our portfolio expands and seasons over time and as the economy continues to weaken.

In accordance with SFAS No. 5, *Accounting for Contingencies*, we provide a base allowance for loans that are not impaired. We employ a variety of internally developed and third party modeling and estimation tools for measuring credit risk (probability of default, loss given default, exposure at default, seasoning and credit migration), which are used in developing an allowance for loan losses on outstanding loans and unfunded loan commitments.

In accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, any required impairment allowances are included in the allowance for loan losses and, as such, may require an additional provision for the relevant period. A loan is considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. We measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent, depending on the circumstances and our collection strategy. As of December 31, 2008, we had 12 impaired loans.

Loans deemed to be uncollectible are charged off and deducted from the allowance. The provision for credit losses and recoveries on loans previously charged off are added to the allowance.

Valuation of investments in debt securities

We review the fair value of our other debt products quarterly. The fair value of our investments in debt securities, non-investment grade securities and residual securities, are based on independent third-party quoted market prices, when available, at the reporting date for those or similar investments. When no market is available, we estimate fair value using various valuation methodologies, including cash flow analysis and internally generated financial models that incorporate significant assumptions and judgments, as well as qualitative factors.

Even if the general accuracy of our valuation models are validated, there are no assurances that our valuations are accurate because of the high number of variables that affect cash flows associated with these complex cash flow structures, which differ on each securitization. Valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the model. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily ascertainable market value, the fair value of investments may differ significantly from the values that would have been used had a market existed for the investments, and the differences could be material. In addition, if our estimates or assumptions with respect to these assets prove to be incorrect, we may be required to write down some or all of the value of these assets.

A debt product is considered impaired when the fair value of the debt product declines below its amortized cost. The cost basis of the investment is then written down to fair value. If management determines the impairment to be temporary, it is recorded in other comprehensive income, a component of stockholders' equity. If management determines the impairment to be permanent, it is recorded as an offset to other income on our statements of operations. From time to time we may become aware of cash flow or credit issues with respect to our other debt products and these other debt products are then monitored by management to determine if a write-down is appropriate.

Although we view write-downs of our other debt products as a normal and anticipated aspect of our business, material write-downs of the fair value of our other debt products could adversely affect our results of operations and financial condition. As of December 31, 2008, we had two debt products that were deemed to be other-than-temporarily impaired. As a result, during 2008 we recorded an impairment charge, or write-down, in other income of $0.9 million related to these debt products. Our allowance for credit losses does not cover these write-downs because we classify these assets as available-for-sale and are accounted for under the guidelines of FAS No. 115 and EITF 99-20.

In the past, we invested in the RMBS market and are exposed to changes in the credit performance of the mortgage loans underlying these investment securities. As of December 31, 2008, we had completely written off our RMBS debt products. The performance of our investment securities may be negatively impacted by, among other things, the timing of losses, higher than expected levels of credit losses or prepayment speeds on the underlying mortgages or home equity loans, depending on the specific structure of each securitization. Most of our investments are in classes of securities which are not actively traded in secondary markets or have lower levels of liquidity. The fair value of securities and other investments that have such liquidity characteristics may not be readily ascertained. This situation may be further exacerbated by current market conditions.

The description of certain instruments as "debt securities" is intended to describe the accounting treatment of those instruments and is not a characterization of those instruments as securities for any other purpose.

Valuation of residual interest in securitization

We review the fair value of our residual interest in the non-recourse, off-balance sheet financing vehicle quarterly. The fair value of our residual interest is based on forecasted cash flows, discount rates, expected credit losses and prepayment speeds for the individual loans and securities. We recognize changes in the fair value of the residual interest as gains or losses on our statement of operations.

In addition, the fair value determined at any time may not be accurate due to a high number of variables that affect cash flows associated with these complex cash flow structures. Our determination of fair value will be highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of our internal cash flow model. Because of the inherent uncertainty of determining the fair value of investments that currently may not have a readily ascertainable market value, the fair value of investments may differ significantly from the values that would have been used had a market existed for the residual interest, and the differences could be material. In addition, if our estimates or assumptions with respect to these assets prove to be incorrect, we may be required to write down some or all of the value of the residual interest, which would adversely affect our results of operations and financial condition.

Our assumptions as to discount rate and future cash flows on the individual assets may be higher or lower than those that might be employed by a third party. To value the assets, we use historical performance data at the time of determination and assumptions about delinquencies, losses, severities and prepayment speeds in the future, including assumptions about the timing of these variables, in arriving at estimates of future cash flows on the individual assets. These assumptions are influenced by historical experience in the respective asset classes and with particular originations and servicers. Within the various RMBS asset classes, assumptions and methodologies used by us are generally consistent among the various assets within each class and generally consistent with past forecasting techniques used by us.

Stock-based compensation

Effective January 1, 2006, we adopted SFAS 123 (revised 2004), *Share-Based Payment* (SFAS 123(R)), which replaces SFAS No. 123 and supersedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values on the grant date. We adopted SFAS 123(R) using the prospective method. Prior to January 1, 2006, we accounted for stock based-compensation under the intrinsic value method prescribed by APB 25, which required the recognition of compensation cost for the excess, if any, of the value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

For awards granted, modified, repurchased or cancelled after January 1, 2006, we estimate the fair value of stock-based awards using the Black-Scholes valuation model, which requires the input of subjective assumptions, including expected term and expected price volatility. Changes in these assumptions can materially affect the calculated fair value of stock-based compensation and the related expense to be recognized. We expect the changes in our stock price during 2008 will impact our 2009 price volatility assumption resulting in an adverse affect to our financial statements. Further, for awards that contain performance measures and conditions, we make an assessment, based on management's judgment, of the probability of these conditions being satisfied, which affects the timing and the amount of expense to be recognized. If our judgment as to whether these conditions are probable of occurrence are not appropriate, the financial statements could be materially affected.

Valuation of deferred tax assets

We recognize deferred tax assets and liabilities resulting from the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We regularly review our deferred tax assets to assess their potential realization and whether or not a valuation allowance is necessary. In performing these reviews we make estimates about future profits and tax planning strategies that would affect future taxable income and the realization of these deferred tax assets. A change in these assumptions could result in a difference in valuation and impact our results of operations.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. A company can only recognize the tax position in the financial statements if the position is more-likely-than-not to be upheld on audit, based only on the technical merits of the tax position. If the recognition threshold is met, the tax benefit is measured at the largest amount that is more than 50% likely of being realized upon ultimate settlement.

FIN 48 also addresses how interest and penalties should be accrued for uncertain tax positions, requiring that interest expense should be recognized in the first period interest would be accrued under the tax law. The Company classifies all interest and penalties on recognized tax benefits as a part of income tax expense. At January 1, 2007, the Company did not have any accrued interest or penalties.

At December 31, 2008, the Company did not have any unrecognized tax benefits, and there have been no material changes since adoption. The Company does not expect any significant changes within the next 12 months.

The Company files U.S. federal and state income tax returns. As of December 31, 2008, the Company's tax returns for the years ended 2007, 2006 and 2005 remain subject to examination by the Internal Revenue Service and state tax authorities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to changes in market values of our loans held-for-sale, which are carried at lower of cost or market, and our investment in debt securities, available-for-sale and derivatives, which are carried at fair value. Fair value is defined as the market price for those securities for which a market quotation is readily available and for all other investments and derivatives, fair value is determined pursuant to a valuation policy and a consistent valuation process. Where a market quotation is not readily available, we estimate fair value using various valuation methodologies, including cash flow analysis, as well as qualitative factors.

As of December 31, 2008 and 2007, investments in debt securities available-for-sale totaled $3.0 million and $35.5 million, respectively. At December 31, 2008 and 2007, our net unrealized loss on those debt securities totaled $0.9 million and $11.4 million, respectively. Any unrealized gain or loss on these investments is included in Other Comprehensive Income in the equity section of the balance sheet, until realized.

Interest rate risk represents a market risk exposure to us. Our goal is to manage interest rate sensitivity so that movements in interest rates do not adversely affect our net interest income. Interest rate risk is measured as the potential volatility to our net interest income caused by changes in market interest rates. During the normal course of business our lending to clients and our investments in debt securities create some interest rate risk as does the impact of ever-changing market conditions. Our management attempts to mitigate this risk through our Asset Liability Committee ("ALCO") process taking into consideration balance sheet dynamics such as loan and investment growth and pricing, changes in funding mix and maturity characteristics. The ALCO group reviews the overall rate risk position and strategy on an ongoing basis. The ALCO group also reviews the impact on net interest income caused by changes in the shape of the yield curve as well as parallel shifts in the yield curve.

We invested the proceeds from our December 2006 initial public offering and our November 2007 private placement in short term instruments to permit us ready access to cash in order to fund our directly originated loan growth. As a result, our sensitivity to interest rate movement has increased. As the cash is redeployed and we continue to grow our loan portfolio, this interest rate sensitivity as a percentage of earnings will decrease over time.

The following table shows the hypothetical estimated change in net interest income for a 12-month period based on changes in the interest rates applied to our portfolio and cash and cash equivalents as of December 31, 2008. Our modeling is based on contractual terms and does not consider prepayment:

	Rate Change (Basis Points)	Estimated Change in Net Interest Income Over 12 Months
		($ in thousands)
Decrease of	100	$ (802)
Increase of	100	5,668

As shown above, we estimate to the best of our ability that a decrease in interest rates of 100 basis points would have resulted in a decrease of $0.8 million in our annualized net interest income, and an increase in interest rates of 100 basis points would have resulted in an increase in our net interest income of $5.7 million. The estimated changes in net interest income reflect the potential effect of interest rate floors on loans totaling approximately $522.1 million.

Item 8. Financial Statements and Supplementary Data

NEWSTAR FINANCIAL, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors
NewStar Financial, Inc.:

We have audited NewStar Financial, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NewStar Financial, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, NewStar Financial, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NewStar Financial, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 10, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Boston, Massachusetts
March 10, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
NewStar Financial, Inc.:

We have audited the accompanying consolidated balance sheets of NewStar Financial, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NewStar Financial, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Boston, Massachusetts
March 10, 2009

NEWSTAR FINANCIAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	($ in thousands, except share and par value amounts)	
Assets:		
Cash and cash equivalents	$ 50,279	$ 76,155
Restricted cash	84,163	115,807
Residual interest in securitization	—	631
Investments in debt securities, available-for-sale	3,025	35,498
Loans held-for-sale	—	112,944
Loans, net	2,328,812	2,201,442
Deferred financing costs, net	21,003	18,399
Interest receivable	10,608	14,120
Property and equipment, net	1,252	1,593
Deferred income taxes, net	31,238	13,355
Income tax receivable	—	4,635
Other assets	41,142	28,186
Total assets	$2,571,522	$2,622,765
Liabilities:		
Repurchase agreements	$ —	$ 63
Credit facilities	411,267	677,739
Term debt	1,524,171	1,364,725
Accrued interest payable	9,773	17,537
Accounts payable	1,049	197
Income tax payable	353	—
Other liabilities	43,354	59,814
Total liabilities	1,989,967	2,120,075
Stockholders' equity:		
Preferred stock, par value $0.01 per share (5,000,000 shares authorized; no shares outstanding)	—	—
Common stock, par value $0.01 per share:		
Shares authorized: 145,000,000 in 2008 and 2007;		
Shares outstanding 48,466,166 in 2008 and 43,355,713 in 2007	486	434
Additional paid-in capital	608,996	551,704
Retained deficit	(24,823)	(47,221)
Common stock held in treasury, at cost $0.01 par value; 167,677 in 2008 and 85,207 in 2007	(1,078)	(763)
Accumulated other comprehensive loss, net	(2,026)	(1,464)
Total stockholders' equity	581,555	502,690
Total liabilities and stockholders' equity	$2,571,522	$2,622,765

The accompanying notes are an integral part of these consolidated financial statements.

NEWSTAR FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2008	2007	2006
	($ in thousands, except per share amounts)		
Net interest income:			
Interest income	$188,770	$204,295	$116,303
Interest expense	86,216	109,703	68,728
Net interest income	102,554	94,592	47,575
Provision for credit losses	38,224	19,510	12,535
Net interest income after provision for credit losses	64,330	75,082	35,040
Non-interest income:			
Fee income	4,518	15,797	5,849
Asset management income – related party	6,283	5,304	1,443
Gain on derivatives	2,157	777	909
Gain (loss) on sale of loans and debt securities	282	(4,615)	723
Loss on investments in debt securities	(932)	(20,303)	(846)
Loss on residual interest in securitization	(631)	(30,556)	—
Other income	7,253	5,420	1,606
Total non-interest income	18,930	(28,176)	9,684
Operating expenses:			
Compensation and benefits	30,413	45,364	65,079
Occupancy and equipment	3,286	2,718	1,758
General and administrative expenses	11,090	9,412	7,445
Total operating expenses	44,789	57,494	74,282
Income (loss) before income taxes	38,471	(10,588)	(29,558)
Income tax expense (benefit)	16,073	(1,949)	(2,377)
Net income (loss)	$ 22,398	$ (8,639)	$ (27,181)
Basic income (loss) per share	$ 0.46	$ (0.23)	$ (1.65)
Diluted income (loss) per share	0.46	(0.23)	(1.65)

The accompanying notes are an integral part of these consolidated financial statements.

NEWSTAR FINANCIAL, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Deficit	Treasury Stock	Accumulated Other Comprehensive Loss, net: Net Unrealized Loss on Investments	Accumulated Other Comprehensive Loss, net: Net Unrealized Loss Derivatives	Total Stockholders' Equity
	($ in thousands)							
Balance at January 1, 2006	$ 109	$—	$108,891	$(11,401)	$ —	$ (641)	$ —	$ 96,958
Net loss	—	—	—	(27,181)	—	—	—	(27,181)
Other comprehensive loss:								
Net unrealized securities losses, net of' tax benefit of $853	—	—	—	—	—	(1,336)	—	(1,336)
Net unrealized derivatives losses, net of tax benefit of $206	—	—	—	—	—	—	(314)	(314)
Total comprehensive loss								(28,831)
Net proceeds from issuance of preferred stock	101	—	100,899	—	—	—	—	101,000
Net proceeds from issuance of common stock	—	138	214,982	—	—	—	—	215,120
Conversion of preferred stock into common stock	(210)	193	17	—	—	—	—	—
Conversion of Class A common stock into common stock	—	16	23	—	—	—	—	39
Issuance of restricted stock	—	16	(16)	—	—	—	—	—
Amortization of restricted common stock awards	—	—	24,883	—	—	—	—	24,883
Amortization of stock option awards	—	—	14,246	—	—	—	—	14,246
Balance at December 31, 2006	—	363	463,925	(38,582)	—	(1,977)	(314)	423,415
Net loss	—	—	—	(8,639)	—	—	—	(8,639)
Other comprehensive income (loss):								
Net unrealized securities losses, net of tax benefit of $5,415	—	—	—	—	—	(8,247)	—	(8,247)
Recognition of net unrealized losses for securities sold net of tax benefit of $6,391	—	—	—	—	—	9,600	—	9,600
Net unrealized derivatives losses, net of tax benefit of $322	—	—	—	—	—	—	(526)	(526)
Total comprehensive loss								(7,812)
Net proceeds from issuance of common stock	—	71	72,079	—	—	—	—	72,150
Shares reacquired from employee transactions	—	—	—	—	(763)	—	—	(763)
Amortization of restricted common stock awards	—	—	12,206	—	—	—	—	12,206
Amortization of stock option awards	—	—	3,494	—	—	—	—	3,494
Balance at December 31, 2007	—	434	551,704	(47,221)	(763)	(624)	(840)	502,690
Net income	—	—	—	22,398	—	—	—	22,398
Other comprehensive income:								
Net unrealized securities losses, net of tax benefit of $601	—	—	—	—	—	(915)	—	(915)
Recognition of net unrealized losses, net of tax benefit of $322	—	—	—	—	—	624	—	624
Net unrealized derivatives gains, net of tax benefit of $194	—	—	—	—	—	—	(271)	(271)
Total comprehensive income								21,836
Net proceeds from issuance of common stock	—	52	48,839	—	—	—	—	48,891
Shares reacquired from employee transactions	—	—	—	—	(315)	—	—	(315)
Amortization of restricted common stock awards	—	—	5,889	—	—	—	—	5,889
Amortization of stock option awards	—	—	2,564	—	—	—	—	2,564
Balance December 31, 2008	$ —	$486	$608,996	$(24,823)	$(1,078)	$ (915)	$(1,111)	$581,555

The accompanying notes are an integral part of these consolidated financial statements.

NEWSTAR FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
		($ in thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 22,398	$ (8,639)	$ (27,181)
Adjustments to reconcile net income to net cash used for operations:			
Provision for credit losses	38,224	19,510	12,535
Depreciation and amortization and accretion	(9,014)	(11,294)	(6,276)
Amortization of debt issuance costs	5,026	3,166	5,070
Equity compensation expense	8,453	15,700	39,129
Net loss on investments in debt securities	932	20,303	846
Net loss on residual interest in securitization	631	30,556	—
Net (gain) loss on sale of loans and securities	(282)	4,615	(723)
Gain on repurchase of debt	(6,897)	(1,129)	—
Deposits to securitization trust	—	(37,031)	—
Net change in deferred income taxes	(17,410)	696	(6,578)
Net change in loans held-for-sale	79,036	(50,324)	(41,652)
Net change in interest receivable	3,512	5,729	(13,700)
Net change in other assets	(8,321)	(11,742)	(16,706)
Net change in accrued interest payable	(7,764)	(5,759)	18,536
Net change in accounts payable and other liabilities	(15,099)	26,297	19,870
Net cash provided by (used in) operating activities	93,425	654	(16,830)
Cash flows from investing activities:			
Net change in restricted cash	31,644	(75,633)	(27,605)
Net change in loans	(122,619)	(781,915)	(823,305)
Purchase of debt securities available-for-sale	—	(31,685)	(195,927)
Proceeds from repayments of debt securities available-for-sale	1,340	22,346	1,002
Proceeds from sale of debt securities available-for-sale	29,737	157,007	94,543
Proceeds from sale of loans	—	12,704	—
Acquisition of property and equipment	(157)	(1,111)	(284)
Net cash used in investing activities	(60,055)	(698,287)	(951,576)
Cash flows from financing activities:			
Proceeds from issuance of common stock	48,891	72,150	215,120
Proceeds from issuance of preferred stock	—	—	101,000
Repayments under repurchase agreements, net	(63)	(34,376)	(25,077)
Borrowings on credit facilities	731,348	1,893,225	1,203,260
Repayment of borrowings on credit facilities	(997,820)	(1,841,396)	(824,150)
Repayment of corporate debt	—	—	(37,500)
Issuance of term debt	—	446,000	456,250
Borrowings on term debt	444,996	312,500	140,500
Repayment of borrowings on term debt	(278,653)	(166,871)	(151,539)
Payment of deferred financing costs	(7,630)	(9,950)	(7,612)
Purchase of treasury stock	(315)	(763)	—
Net cash provided by financing activities	(59,246)	670,519	1,070,252
Net increase (decrease) in cash during the period	(25,876)	(27,114)	101,846
Cash and cash equivalents at beginning of period	76,155	103,269	1,423
Cash and cash equivalents at end of period	$ 50,279	$ 76,155	$ 103,269
Supplemental cash flows information:			
Interest paid	$ 93,980	$ 115,461	$ 50,191
Taxes paid	29,948	7,270	36
Decrease in fair value of investments in debt securities	1,516	13,662	2,189
Transfers of loans held-for-sale to loans, net	33,101	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NEWSTAR FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

NewStar Financial, Inc. (the "Company"), a Delaware corporation, is a commercial finance company that provides customized debt financing solutions to middle market businesses and commercial real estate borrowers. The Company principally focuses on the direct origination of loans that meet its risk and return parameters. The Company's direct origination efforts target private equity sponsors, corporate executives, regional banks, real estate investors and a variety of other financial intermediaries to source transaction opportunities. Direct origination provides direct access to customers' management, enhances due diligence, and allows significant input into customers' capital structure and direct negotiation of transaction pricing and terms.

The Company operates as a single segment and derives its revenues from two specialized lending groups:

- *Middle Market Corporate*, which originates, structures and underwrites senior debt and, to a lesser extent, second lien, mezzanine and subordinated debt, and equity and other equity-linked products for companies with annual EBITDA typically between $5 million and $50 million; and
- *Commercial Real Estate*, which originates, structures and underwrites first mortgage debt and, to a lesser extent, subordinated debt, primarily to finance acquisitions of real estate properties typically valued between $10 million and $50 million.

Subsequent to December 31, 2007, the Company discontinued the origination of structured products. The Company manages its remaining structured products portfolio within its Middle Market Corporate lending group. As of December 31, 2008, this portfolio had an outstanding balance of $69.0 million.

The Company did not originate any new commercial real estate loans during the last three quarters of 2008.

On December 8, 2008, the Company applied to the office of the Comptroller of the Currency ("OCC") to obtain a national bank charter and the Board of Governors of the Federal Reserve System ("Federal Reserve") for approval to become a Bank Holding Company.

On January 5, 2009, the Company entered into a definitive stock purchase agreement to acquire Southern Commerce Bank, National Association ("Southern Commerce Bank"). The Company subsequently withdrew its prior applications to the OCC and the Federal Reserve and on January 12, 2008 it applied to the Federal Reserve for approval to acquire Southern Commerce Bank and become a Bank Holding Company. Subject to obtaining required regulatory approvals and the fulfillment of customary closing conditions, the Company anticipates the acquisition will close during the second quarter of 2009.

Note 2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, "NewStar") and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates most susceptible to change in the near-term are the Company's estimates of their allowance for credit losses, impairment of loans and recorded amounts of deferred income taxes.

Cash and Cash Equivalents

Cash and cash equivalents include all demand deposits held in banks and certain highly liquid instruments with original maturities of 90 days or less.

Investments in Debt Securities

Management determines the classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as held-to-maturity. Investment securities held-to-maturity are stated at amortized cost. Securities to be held for indefinite periods of time, but not necessarily to be held-to-maturity or on a long-term basis, are classified as available-for-sale and carried at fair value with unrealized gains or losses reported as a separate component of stockholders' equity in other comprehensive income, net of applicable income taxes. The carrying values of all securities are adjusted for amortization of premiums and accretion of discounts over the shorter of the period to call or maturity of the related security using a method that approximates the interest method. Realized gains or losses on the sale of securities, if any, are determined using the amortized cost of the specific securities sold. If a decline in the fair value of a security below its amortized cost is judged by management to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in operations. The fair value of debt securities are based on quoted market prices, when available, at the reporting date for those or similar investments. When no market is available, the Company estimates fair value using various valuation tools, including cash flow analyses that utilize financial statements, business plans, as well as qualitative factors.

Residual Interest in Securitization

We review the fair value of our residual interest quarterly. The fair value of our residual interest is based on forecasted cash flows, discount rates, expected credit losses and prepayment speeds for the individual loans and securities. We recognize changes in the fair value of the residual interest as gains or losses on our statement of operations.

In addition, the fair value determined at any time may not be accurate due to a high number of variables that affect cash flows associated with these complex cash flow structures. Our determination of fair value will be highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of our internal cash flow model. Because of the inherent uncertainty of determining the fair value of investments that currently may not have a readily ascertainable market value, the fair value of investments may differ significantly from the values that would have been used had a market existed for the residual interest, and the differences could be material. In addition, if our estimates or assumptions with respect to these assets prove to be incorrect, we may be required to write down some or all of the value of the residual interest which would adversely affect our results of operations and financial condition.

Our assumptions as to discount rate and future cash flows on the individual assets may be higher or lower than those that might be employed by a third party. To value the assets, we use historical performance data at the time of determination and assumptions about delinquencies, losses, severities and prepayment speeds in the future, including assumptions about the timing of these variables, in arriving at estimates of future cash flows on the individual assets. These assumptions are influenced by historical experience in the respective asset classes and with particular originations and servicers. Within the various RMBS asset classes, assumptions and methodologies used by us are generally consistent among the various assets within each class and generally consistent with past forecasting techniques used by us.

Loans Held-for-Sale

Loans classified as held-for-sale consist of loans originated by the Company, intended to be sold or syndicated to third parties. These loans are carried at the lower of aggregate cost, net of any deferred origination costs or fees, or market value.

Loans

Loans are stated at the principal amount outstanding. Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to the collectibility in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible.

Nonrefundable loan fees and related direct costs associated with the origination or purchase of loans are deferred and included in loans, net in the consolidated balance sheet. The net deferred fees or costs are recognized as an adjustment to interest income over the contractual life of the loans using a method which approximates the interest method or taken into income when the related loans are paid off or sold. The Company accretes any discount from purchased loans into loan fee income as a yield adjustment over the contractual life of the loan. The amortization of loan fees is discontinued on non-accrual loans.

Provision and Allowance for Credit Losses

The Company maintains an allowance for loan losses that is intended to estimate inherent loan losses. The Company also maintains an allowance for losses on unfunded loan commitments, namely loan commitments and letters of credit, which is reported in other liabilities in the consolidated balance sheet. Provision expense is recorded for both the allowance for loan losses and the allowance for losses on unfunded loan commitments. The level of the allowance for losses on unfunded loan commitments is consistent with the methodology for determining the allowance for loan losses and incorporates a uniform probability of drawdown. The combined balance of the allowance for loan losses and the allowance for losses on unfunded loan commitments is referred to as the "allowance for credit losses."

The allowance for credit losses is maintained at a level sufficient to absorb probable losses related to the Company's loans and unfunded loan commitments, respectively, as of the date of the financial statements. The appropriateness of the allowance and the allowance components are reviewed quarterly. The Company's estimate of each allowance component is based on observable information and on market and third party data that the Company believes are reflective of the underlying credit losses being estimated.

In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company provides a base allowance for loans that are not impaired. The Company employs a variety of internally developed and third party modeling and estimation tools for measuring credit risk (probability of default, loss given default, exposure at default, seasoning and credit migration), which are used in developing an appropriate allowance for loan losses and allowance for losses on unfunded loan commitments. The allowance for loan losses consists of formula-based components for the Middle Market Corporate and Commercial Real Estate portfolios. Periodically, all credit parameters and adjustments are reviewed and updated or revised if appropriate.

In accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, any required impairment allowances are included in the allowance for loan losses. A loan is considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company measures impairment of a loan based upon either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent, depending on the circumstances and the Company's collection strategy.

Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for credit losses and recoveries on loans previously charged off are added to the allowance.

Deferred Financing Costs

Deferred financing costs represent fees and other direct incremental costs incurred in connection with borrowings. These amounts are amortized using the straight-line method into earnings as interest expense ratably over the contractual term of the facility.

Property and Equipment

Property and equipment are carried at cost and are depreciated or amortized on a straight-line basis over the following useful lives:

Leasehold improvements	Shorter of estimated life or remaining lease term
Computer equipment and software	3 years

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company records all derivatives in either other assets or other liabilities at fair value in the consolidated balance sheet.

On the date a derivative contract is entered into, the Company designates the derivative as either (1) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge) or as (2) a derivative trading instrument. For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as hedges to specific assets and liabilities on the balance sheet or to forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur by the date (or within the time period) originally specified or within an additional two-month period of time thereafter, the Company recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income. Gains and losses on derivatives not designated as hedges, including any cash payments made or received, are reported as gain (loss) on derivatives in the accompanying consolidated statements of operations.

Comprehensive Income (Loss), net of tax

The Company records the change in fair value of cash flow hedge derivatives and unrealized gains and losses on available-for-sale securities in comprehensive income. Gains and losses on available-for-sale securities are reclassified to net income as the gains and losses are realized upon sale of the securities. Other than temporary impairment charges are reclassified to earnings at the time of the charge.

Fee Income Recognition

Origination fees and costs are deferred and amortized as yield adjustments over the contractual life of the loans and investments. In connection with the prepayment of a loan or other debt product, any remaining unamortized net deferred fees for that loan are accelerated and, depending on the terms of the loan, there may be an additional fee charged based upon the prepayment and recognized in the period of the prepayment. Syndication and structuring fees are recognized in the period the service is completed as fee income.

Asset Management Income

NewStar Financial, Inc. earns asset management income for investment management services performed for the NewStar Credit Opportunities Fund, Ltd. NewStar accrues this income when earned, on a monthly basis, and classifies it as asset management income in the consolidated statements of operations.

Stock Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations ("APB 25"), as permitted by Statement of Financial Accounting Standard No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123").

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R), which replaces SFAS No. 123 and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R for all share-based payments, using the prospective transition method. As such, SFAS 123R is applied only to awards granted, modified, repurchased, or cancelled after January 1, 2006. The prospective method of adoption does not permit SFAS 123R to be applied to the nonvested portion of awards outstanding at the date of initial application. In accordance with the prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

The Company recognizes compensation cost on a tranche-by tranche basis over the vesting period of the equity award.

Gain on sale of loans

All loans sold to date have been sold without recourse. When loans are sold a gain or loss is recognized to the extent that the sales proceeds plus unamortized fees and costs exceed or are less than the carrying value of the loans. Gains and losses are determined using the specific identification method.

Income Tax Interest and Penalties

The Company classifies all interest and penalties on recognized tax benefits as a part of income tax expense. As of December 31, 2008, the Company did not have any accrued interest or penalties.

Recently Adopted Accounting Standards

On January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 revises the definition of fair value, provides guidance on the methods used to measure fair value and expands disclosure concerning fair value measurements. SFAS 157 establishes a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources ("observable inputs") and a reporting entity's internally developed assumptions based on the best information available when there is little or no market activity for the asset or liability at the measurement date ("unobservable inputs"). The fair value hierarchy in SFAS 157 assigns highest priority to quoted prices in active markets (level 1) followed by observable inputs other than quoted prices (level 2) and unobservable inputs have the lowest priority (level 3). Implementation of the standard did not have a material effect on the Company's results from operations or financial position. The Company did not elect to early adopt FAS 157 for nonrecurring measurements of nonfinancial assets or liabilities as allowed under FSP FAS 157-2.

On January 1, 2008, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of SFAS No. 115* ("SFAS 159"). SFAS 159 permits entities to measure many financial instruments and certain other items at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. Implementation of the standard did not have a material effect on the Company's results from operations or financial position. As of January 1, 2008, the Company did not elect to record any of its assets or liabilities at fair value, other than those covered under prior accounting guidance. Accordingly, the Company did not record an adjustment related to the adoption of SFAS 159 during the year ended December 31, 2008.

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). This statement retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting. SFAS 141(R) established principles and requirements for financial reporting concerning business combinations. SFAS 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS 141(R). The Company does not expect implementation of the standard to have a material effect on its results from operations or financial position.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51* ("SFAS 160"). This statement amends ARB No. 51 to establish new standards that will govern the accounting and reporting of noncontrolling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS 160 requires that: (1) noncontrolling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS 160 is effective for financial statements issued for fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The Company does not expect implementation of the standard to have a material effect on its results from operations or financial position.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. Since SFAS 161 only requires additional disclosures concerning derivatives and hedging activities, adoption of the standard will not affect on the Company's results from operations or financial position.

Note 3. Fair Value

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Cash and cash equivalents, including restricted cash

Cash and cash equivalents are recorded at fair value on a recurring basis and include cash balances and money market funds classified as level 1.

Residual interest in securitization

The residual interest in securitization is recorded at fair value on a recurring basis and fair value is based on the present value of expected future cash flows calculated by using independent pricing models or other model-based valuation techniques and management's best estimates of key assumptions. The valuation of residual interest in securitization is classified as level 3 as it relies significantly on unobservable inputs.

Investments in debt securities, available-for-sale

Investments in debt securities available-for-sale are recorded at fair value on a recurring basis. The fair value measurement of investments in debt securities is based on either broker quotes or by using internally developed financial models. For securities in less liquid markets where there is limited activity and little transparency around broker quotes used to value such securities, the Company classifies securities valued using broker quotes as level 3. If quoted prices are not available, then fair value is estimated by using internally developed financial models. These securities are not actively traded and require a private sale, and the valuation involves application of significant management judgment. Inputs into the model-based valuations can include changes in market indexes, selling prices of similar securities, management's assumptions related to the credit rating of the security, prepayment assumptions and other factors such as credit loss assumptions and management's assessment of the current market conditions. Such securities are classified as level 3, as the valuation models are based on significant inputs that are unobservable in the market.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. If it is probable that payment of interest and principal on a loan will not be made in accordance with the contractual terms of the loan agreement, then it is considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan,* ("SFAS 114"). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral equals or exceeds the recorded investments in such loans. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as level 3.

Loans held-for-sale

Loans held-for-sale are not recorded at fair value on a recurring basis and are carried at the lower of cost or market value. Fair values for loans held-for-sale are based on quoted prices, where available, or are determined by discounting estimated cash flows using model-based valuation techniques. Inputs into the model-based valuations can include changes in market indexes, selling prices of similar loans, management's assumption related to credit rating of the loan, prepayment assumptions and other factors, such as credit loss assumptions. Where quoted prices are available in an active market, loans held-for-sale are classified as level 1. Level 1 loans include instruments where the fair value is based on a contracted selling price. Loans are classified as level 3 in instances where valuation models are based on significant inputs that are unobservable in the market.

Fair value of derivative instruments

Derivatives are recorded at fair value on a recurring basis. Substantially all derivative instruments held or issued by the Company for risk management or customer-initiated activities are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company measures fair value using broker quotes or financial models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with the counterparty credit risk. The Company classifies derivative instruments held or issued for risk management or customer-initiated activities as level 2. Examples of level 2 derivatives are interest rate swaps and interest rate cap contracts.

The Company also holds a portfolio of warrants for generally non-marketable equity securities. These warrants are primarily from non-public companies obtained as part of the loan origination process. Warrants which contain a net exercise provision are required to be accounted for as derivatives and recorded at fair value. The fair value of the derivative warrant portfolio is reviewed quarterly and adjustments to the fair value are recorded in current earnings. Fair value is determined using internally developed valuation models. Where sufficient data exists, a market approach method is utilized to estimate the current value of the underlying company. The estimated fair value of the underlying securities for warrants requiring valuation at fair value were adjusted for discounts related to lack of liquidity. The Company classifies warrants accounted for as derivatives as level 3.

The following table presents recorded amounts of assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 31, 2008, by caption in the consolidated balance sheet and by SFAS 157 valuation hierarchy (as described above).

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Carrying Value in Consolidated Balance Sheet
		($ in thousands)		
Recurring Basis:				
Cash and cash equivalents	$ 50,279	$ —	$ —	$ 50,279
Restricted cash	84,163	—	—	84,163
Investments in debt securities, available-for-sale	—	—	3,025	3,025
Warrants	—	—	2,500	2,500
Other assets	—	16,120	—	16,120
Total assets recorded at fair value on a recurring basis	$134,442	$16,120	$5,525	$156,087
Other liabilities	$ —	$17,038	$ —	$ 17,038
Nonrecurring Basis:				
Loans, net	$ —	$17,971	$ —	$ 17,971
Other assets	—	7,353	—	7,353
Total assets recorded at fair value on a nonrecurring basis	$ —	$25,324	$ —	$ 25,324

Changes in level 3 recurring fair value measurements

The table below illustrates the change in balance sheet amounts for the year ended December 31, 2008 (including the change in fair value), for financial instruments measured on a recurring basis and classified by the Company as level 3 in the valuation hierarchy. When a determination is made to classify a financial instrument as level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

For the year ended December 31, 2008:

	Residual Interest in Securitization	Investments in Debt Securities, Available-for-sale	Warrants
		($ in thousands)	
Balance as of December 31, 2007	$ 631	$ 35,498	$ 4,326
Total gains or losses (realized/unrealized)			
Included in earnings	(631)	(932)	(1,705)
Included in other comprehensive income	—	(1,516)	—
Purchases, issuances or settlements	—	(30,025)	(121)
Balance as of September 30, 2008	$ —	$ 3,025	$ 2,500

Note 4. Loans Held-for-Sale, Loans and Allowance for Credit Losses

Loans classified as held-for-sale consist of loans originated by the Company and intended to be sold or syndicated to third parties (including the NewStar Credit Opportunities Fund, Ltd.). These loans are carried at the lower of aggregate cost, net of any deferred origination costs or fees, or market value.

The Company did not have any loans classified as held-for-sale at December 31, 2008. At December 31, 2007, the outstanding balance of loans held-for-sale was as follows:

	December 31, 2008	December 31, 2007
	($ in thousands)	
Middle Market Corporate	$—	$101,632
Commercial Real Estate	—	13,423
Gross loans held-for-sale	—	115,055
Deferred loan fees, net	—	(2,111)
Total loans held-for-sale	$—	$112,944

During 2008, the Company recognized losses of $0.8 million resulting from a decline in fair value of loans held-for-sale.

During 2008, the Company sold six loans for an aggregate gain of $1.1 million and transferred loans with an aggregate outstanding balance of $33.1 million from loans held-for-sale to loans held-for-investment.

During 2007, we sold three loans for an aggregate gain of $0.1 million.

During 2006, we sold two loans for a combined gain of $0.7 million.

As of December 31, 2008 and 2007, loans consisted of the following:

	December 31, 2008	December 31, 2007
	($ in thousands)	
Middle Market Corporate	$2,009,812	$1,881,140
Commercial Real Estate	392,497	367,340
Gross loans	2,402,309	2,248,480
Deferred loan fees, net	(20,998)	(13,651)
Allowance for loan losses	(52,499)	(33,387)
Total loans, net	$2,328,812	$2,201,442

The Company grants commercial loans and real estate loans to customers throughout the United States. Although the Company has a diversified loan portfolio, should certain events occur, including, but not limited to, adverse economic conditions or adverse events affecting specific clients, industries or markets, the ability of borrowers to make timely scheduled principal and interest payments on their loans may be adversely affected.

As of December 31, 2008, the Company had 12 impaired loans with an aggregate outstanding balance of $112.8 million. Six of the impaired loans with an aggregate outstanding balance of $58.7 million have been restructured and classified as troubled debt restructurings ("TDR") as defined by SFAS No. 15, *Accounting for Debtors and Creditors for Troubled Debt Restructurings* ("SFAS 15"). Six of the impaired loans with an aggregate outstanding balance of $60.6 million were also on non-accrual status. For impaired loans on non-accrual status, the Company reverses the accrued interest previously recognized as interest income subsequent to the last cash receipt. The recognition of interest income on the loan will resume when factors indicating doubtful collection no longer exist and the non-accrual loan has been brought current. During 2008, the Company recorded $30.9 million of specific provisions for impaired loans. At December 31, 2008, the Company had a $15.7 million specific reserve on impaired loans with an aggregate outstanding balance of $112.8 million. At December 31, 2008, additional funding commitments for impaired loans totaled $3.5 million. As of December 31, 2008, the Company had two loans with an aggregate outstanding balance of $16.6 million that were greater than 60 days past due and classified as delinquent by the Company.

As of December 31, 2008, the Company had one $7.4 million asset which was classified as other real estate owned as a result of a foreclosure on an impaired real estate loan. During 2008, the Company recorded a $0.8 million specific reserve related to this loan to reflect its fair value. The outstanding loan balance has been reclassified from "Loans, net" to "Other Assets" in the Company's balance sheet.

As of December 31, 2007, the Company had three impaired loans with an aggregate outstanding balance of $25.6 million. Two of these impaired loans with an aggregate outstanding balance of $11.5 million were classified as TDR. Two of these impaired loans with an aggregate outstanding balance of $21.9 million were on non-accrual status. During 2007, the Company recorded $9.0 million of specific provisions for impaired loans and at December 31, 2007 had a $4.6 million specific reserve on its impaired loans. At December 31, 2007, the Company did not have any loans classified as delinquent.

The aggregate average balance of impaired loans during 2008 was $116.1 million. The total amount of interest income that would have been recognized during 2008, if impaired and non-accrual loans had performed according to their original terms, was $10.4 million. The amount of cash basis interest income that was recognized for 2008 was $7.7 million.

The aggregate average balance of impaired loans during 2007 was $29.0 million. The total amount of interest income that would have been recognized during 2007, if impaired and non-accrual loans had performed according to their original terms was $5.7 million. The amount of cash basis interest income that was recognized for 2007 was $3.4 million.

At December 31, 2006 the Company had one loan totaling $8.4 million that was more than 31 days past due and classified as delinquent. There were no impaired or non-accrual loans at December 31, 2006.

A summary of the activity in the allowance for credit losses is as follows:

	Year Ended December 31,		
	2008	2007	2006
	($ in thousands)		
Balance, beginning of year	$ 35,487	$20,570	$ 8,035
Provision for credit losses—general	7,369	10,518	12,535
Provision for credit losses—specific	30,855	8,992	—
Loans charged off, net of recoveries	(19,734)	(4,593)	—
Balance, end of year	$ 53,977	$35,487	$20,570

As the Company's loan portfolio continues to season, and the economy continues to weaken, the Company expects to experience additional delinquencies, losses, specific reserves and charge offs as part of its normal course of business. The Company is closely monitoring the credit quality of its loans and expects loan delinquencies, non-accruals and charge offs to increase due to current economic conditions.

Included in the allowance for credit losses at December 31, 2008 and December 31, 2007 is an allowance for unfunded commitments of $1.5 million and $2.1 million, respectively, which is recorded as a component of other liabilities on the Company's consolidated balance sheet with changes recorded in the provision for credit losses on the Company's consolidated statement of operations. The methodology for determining the allowance for unfunded commitments is consistent with the methodology for determining the allowance for loan losses.

Loans that are deemed to be uncollectible are charged off and deducted from the allowance. The provision for credit losses and recoveries on loans previously charged off are added to the allowance.

Based on the Company's evaluation process to determine the level of the allowance for loan losses, management believes the allowance to be adequate as of December 31, 2008 in light of the estimated known and inherent risks identified through its analysis.

Note 5. Restricted Cash

Restricted cash as of December 31, 2008 and 2007 was as follows:

	December 31,	
	2008	2007
	($ in thousands)	
Collections on loans pledged to credit facilities	$65,371	$ 52,831
Principal and interest collections on loans held in trust and prefunding amounts	13,037	59,263
Customer escrow accounts	5,755	3,713
Total	$84,163	$115,807

Note 6. Investments in Debt Securities, Available-for-Sale

Amortized cost of investments in debt securities as of December 31, 2008 and December 31, 2007 was as follows:

	December 31,	
	2008	2007
	($ in thousands)	
Investments in debt securities—gross	$ 6,839	$38,787
Unamortized discount	(2,298)	(2,343)
Investments in debt securities—amortized cost	$ 4,541	$36,444

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale securities at December 31, 2008 and 2007 were as follows:

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
		($ in thousands)		
December 31, 2008:				
Debt securities	$ 4,541	$—	$(1,516)	$ 3,025
	$ 4,541	$—	$(1,516)	$ 3,025

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
		($ in thousands)		
December 31, 2007:				
Debt securities	$36,444	$—	$ (946)	$35,498
	$36,444	$—	$ (946)	$35,498

During 2008, the Company sold one debt security at a realized loss of $0.1 million.

During 2008, the Company recorded a net other than temporary impairment charge in non-interest income of $0.9 million relating to two debt securities.

During 2007, the Company deemed eleven debt securities in its residential mortgage-backed securities ("RMBS") portfolio to be other-than-temporarily impaired. Nine of the RMBS securities were sold as part of the securities portfolio sale of 50 debt securities (see Note 7). The Company recorded a $12.8 million impairment loss in non-interest income related to theses sold securities. The Company recorded a $5.9 million impairment loss related to its remaining RMBS portfolio which had a fair value of $0.8 million at December 31, 2007. Additionally, during 2007 the Company recorded a $1.6 million impairment loss related to one of its asset-backed debt securities.

In the fourth quarter of 2006, two debt securities with a combined fair value of $6.2 million were deemed to be other-than-temporarily impaired. During 2006, the Company recorded an impairment charge in non-interest income of $0.6 million related to these debt securities.

During 2006, the Company sold two debt securities at a realized loss of $0.2 million.

The following is an analysis of the continuous periods during which NewStar has held investment positions which were carried at an unrealized loss as of December 31, 2008 and 2007:

	December 31, 2008		
	Less than 12 Months	Greater than or Equal to 12 Months	Total
		($ in thousands)	
Number of positions	1	—	1
Fair value	$3,025	$—	$3,025
Amortized cost	4,541	—	4,541
Unrealized loss	$1,516	$—	$1,516

	December 31, 2007		
	Less than 12 Months	Greater than or Equal to 12 Months	Total
	($ in thousands)		
Number of positions	2	1	3
Fair value	$18,372	$21	$18,393
Amortized cost	19,310	29	19,339
Unrealized loss	$ 938	$ 8	$ 946

As a result of the Company's comprehensive evaluation of each of these securities, management concluded that the unrealized losses at December 31, 2008 and 2007 were caused by changes in interest rates and credit spreads. The Company's evaluation of impairment included adjustments to prepayment speeds, delinquency and the timing and level of losses on the loans and leases within the underlying trusts. Based upon the Company's impairment review process, and the Company's ability and intent to hold these securities until a recovery of fair value, the decline in the value of these investments is not considered to be other than temporary.

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2008 and 2007 (maturities of asset-backed and mortgage-backed securities have been allocated based upon estimated maturities, assuming no change in the current interest rate environment):

	December 31,			
	2008		2007	
	Amortized cost	Fair value	Amortized cost	Fair value
	($ in thousands)			
Available-for-sale:				
Due one year or less	$ —	$ —	$10,456	$10,456
Due after one year through five years	—	—	19,310	18,372
Due after five years through ten years	4,541	3,025	6,678	6,670
	$4,541	$3,025	$36,444	$35,498

Note 7. Residual interest

On June 29, 2007, the Company completed the sale of securities and loans with an aggregate amortized cost of $187.9 million to a third party and reported a $4.4 million loss on the transaction. The residual interest in the assets sold had a fair value of $0 at December 31, 2008 and $0.6 million at December 31, 2007.

The loss on the sale of securities and loans was based on the previous carrying amount of the financial assets allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Quoted market prices are generally not available for retained interests, so the Company estimated the fair value of its residual interest based on the present value of expected future cash flows calculated using management's best estimates of key assumptions – credit losses, prepayment speed, forward yield curves and discount rates commensurate with the risks involved. The Company retained servicing responsibilities in addition to its residual interest and no servicing asset or liability was recorded. The Company's residual interest is subordinate to debt holder rights to cash flows. The Company retained the rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors and the securitization trust have no recourse to the Company's other assets for failure of the debtor to pay when due or in relation to achievement of any minimum return. The sale was completed through a newly formed subsidiary and an existing non-recourse financing arrangement was amended to facilitate the transaction. The sale was comprised of $113.9 million of RMBS securities, $61.3 million of other debt products and $12.7 million of loans. The change in the fair value of the residual interest was recorded in the consolidated statement of operations.

During 2008, the Company recorded a $0.6 million loss on the residual interest. The loss was driven by further deterioration in the performance of the underlying RMBS collateral assets impacting the anticipated cash flows. During 2007, the Company recorded a $30.6 million loss on the residual interest. The loss was driven by the following factors; (i) the further deterioration in the performance of the underlying RMBS collateral assets impacting the anticipated cash flows, (ii) the decision by the lender to end the reinvestment period, transitioning the facility to amortize with 100% of the cash flow used to pay down the debt, and (iii) an increase of the discount rate applied to the valuation model.

Note 8. Derivative Financial Instrument Hedging Activities

During 2006, the Company entered into interest rate swap agreements which were designated and qualified as cash flow hedges of the risk of changes in the Company's interest payments on LIBOR-indexed debt. At December 31, 2008, the interest rate swap agreements have a combined notional value of $12.4 million and have scheduled maturities ranging from April 11, 2010 to October 20, 2013. The Company records the contracted interest rate swap net amounts exchanged in interest expense in the accompanying consolidated statements of operations. During 2008, 2007 and 2006, the Company recorded hedge ineffectiveness of approximately $78,300, $51,200 and $28,400, respectively, which is included in gain on derivatives in the Company's consolidated statements of operations. The Company estimates that the net amount of existing unrealized losses at December 31, 2008 expected to be classified from accumulated other comprehensive income into earnings within the next 12 months is approximately $0.7 million. The reclassification is expected to result in additional interest expense.

During 2008, the Company terminated interest rate swaps resulting in a gain of $1.1 million. Additionally, the Company had $0.8 million of unrealized losses related to the terminated swaps which will be amortized over the lives of the hedged items. The deferred loss is classified in accumulated other comprehensive loss, net of tax, as a component of equity with the accretion of the deferred losses recognized into earnings.

Note 9. Fixed Assets

	December 31,	
	2008	2007
	($ in thousands)	
Leasehold improvements	$ 2,115	$ 1,962
Non-depreciable assets	20	20
Furniture and equipment	401	416
Software	243	224
	2,779	2,622
Less: Accumulated depreciation and amortization	(1,527)	(1,029)
	$ 1,252	$ 1,593

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $0.1 million, $0.2 million and $0.3 million, respectively.

Note 10. Repurchase Agreements

Securities sold under agreements to repurchase	December 31, 2008	December 31, 2007
	($ in thousands)	
Outstanding at end of period	$—	$ 63
Maximum outstanding at any month end	61	32,035
Average balance for the year ended	5	12,309
Weighted average rate at end of period	N/A	5.97%

In the past, the Company entered into sales of securities under agreements to repurchase with clients and brokers. These agreements were treated as collateralized financings, and the obligations to repurchase securities sold were reflected as a liability in the Company's consolidated balance sheet. At December 31, 2007, the maturities of these agreements ranged from one to three months. The securities underlying the agreements remained under the Company's control. Investment securities with a market value of $0.8 million were pledged as collateral for the securities sold under agreements to repurchase at December 31, 2007. The Company no longer utilizes repurchase agreements.

Note 11. Borrowings

Credit Facilities

At December 31, 2004, the Company had a $450 million joint loan sale and servicing agreement with Wachovia Capital Markets, LLC ("Wachovia"), and CDC Commercial Products, Inc. Interest on the credit facility accrued at the commercial paper rate, as defined by the lender. During 2005 the Company amended this facility to reduce it to a $300 million facility with Wachovia and established a $300 million credit facility with Citigroup Global Markets Realty Corp. as the note purchaser, and a $50 million facility with NATIXIS Financial Products Inc. ("NATIXIS") as the administrative agent discussed below.

In connection with the $300 million amended Wachovia credit facility, the Company formed a wholly owned subsidiary, NewStar CP Funding, LLC, a single-purpose bankruptcy-remote entity, to purchase or hold loans and investments. The amount outstanding under the credit facility varies with the balances outstanding of the pledged loans and investments depending on the mix of assets and the rating and diversification of the assets. NewStar must comply with various covenants, the breach of which could result in a termination event. These covenants include, but are not limited to, failure to service debt obligations, failure to meet liquidity covenants and tangible net worth covenants, and failure to remain within prescribed facility portfolio delinquency and charge-off levels. At December 31, 2008, NewStar was in compliance with all such covenants. On February 16, 2007, the Company entered into an amendment to its credit facility with Wachovia to increase the facility from $300 million to $400 million. On April 18, 2008, the Company entered into an amendment which, among other things, extended the maturity date to April 15, 2011, completed the annual renewal of the liquidity line that supports the transaction to April 17, 2009, and incorporated an accordion feature, which will allow for potential future expansion of this facility up to $750.0 million. On December 30, 2008, the Company entered into an amendment to the credit facility with Wachovia which reduced the commitment amount under the credit facility to $350 million from $400 million, reduced the advance borrowing base from an effective rate of 75% to 70%, and increased the concentration limits of assets in the Buildings and Real Estate Moody's Industry Classification Group to 33.5% of the outstanding credit facility amount for periods prior to and including April 17, 2009 (an increase of 13.5%) and to 20% of the outstanding credit facility amount for periods after April 17, 2009. Interest on this facility accrues at a variable rate per annum, which was 2.44% at December 31, 2008. As of December 31, 2008, the outstanding balance under this credit facility was $212.8 million. On October 3, 2008, Wachovia completed a merger with Wells Fargo on December 31, 2008, but this merger did not impact the terms of the Company's agreement.

In connection with the $50.0 million NATIXIS credit facility entered into in August 2005, which was subsequently increased to $75.0 million in March 2006, the Company formed a wholly owned subsidiary, NewStar Short-Term Funding, LLC, a single-purpose bankruptcy-remote entity, to purchase or hold loans and investments. The amount outstanding under the credit facility varies with the balances outstanding of pledged loans and investments depending on the mix of assets and the rating and diversification of the portfolio. On May 29, 2008, the Company entered into an amendment to this credit facility that extended the maturity date to May 22, 2009. NewStar Short-Term Funding, LLC must comply with various covenants, the breach of which could result in a termination event. These covenants include, but are not limited to, failure to service debt obligations, failure to meet liquidity covenants and tangible net worth covenants, and failure to remain within prescribed facility portfolio delinquency and charge-off levels. At December 31, 2008, NewStar Short-Term Funding, LLC was in compliance with all such covenants. Interest on this facility accrues at a variable rate per annum, which was 5.71% at December 31, 2008. As of December 31, 2008, the outstanding balance was $8.5 million.

In connection with the $300 million credit facility agreement with Citigroup Global Markets Realty Corp., the Company formed a wholly owned subsidiary, NewStar Warehouse Funding 2005, LLC, a single-purpose bankruptcy-remote entity, to purchase or hold loans and investments. In addition, the Company issued a demand note to the facility for up to $30 million. NewStar Warehouse Funding 2005, LLC must comply with various covenants, the breach of which could result in a termination event. These covenants include, but are not limited to, failure to service debt obligations, failure to meet liquidity covenants and tangible net worth covenants, and failure to remain within prescribed facility portfolio delinquency and charge-off levels. At December 31, 2008, NewStar Warehouse Funding 2005, LLC was in compliance with all such covenants. On March 29, 2007, the Company entered into an amendment to its credit facility agreement with Citigroup Global Markets Realty Corp. to increase the facility from $300 million to $400 million. On November 7, 2007, the Company entered into an amendment to this facility which, among other things, extended the maturity date to November 2010 and reduced the amount outstanding under the facility. On November 19, 2008, we entered into a credit facility agreement with Citicorp North America, Inc. which replaced our existing $400 million credit facility with Citigroup Global Markets Realty Corp. with a new $300 million credit facility. The revolving period for this facility ends on November 19, 2009. This facility is scheduled to mature in November 7, 2011. In addition, the Company issued a demand note to the facility for up to $30.0 million. Interest on this facility accrues at a variable rate per annum, which was 2.86% at December 31, 2008. As of December 31, 2008, the outstanding balance was $180.2 million.

On July 29, 2008, the Company entered into a $15 million credit facility agreement with Union Bank of California, N.A. This credit facility matures on June 22, 2009. Hereford Financial LLC, a subsidiary of the Company and the borrower of the credit facility, must comply with various covenants, the breach of which could result in a termination event. These covenants include, but are not limited to, failure to service debt obligations, failure to meet liquidity covenants and tangible net worth covenants, and failure to remain within prescribed facility portfolio delinquency and charge-off levels. At December 31, 2008, Hereford Financial LLC was in compliance with all such covenants. Interest on this facility accrues at a variable rate per annum, which was 2.16% at December 31, 2008. As of December 31, 2008, the outstanding balance was $9.9 million.

On March 21, 2006 the Company entered into a $200 million credit facility agreement with NATIXIS. In connection with this facility, the Company formed a wholly owned subsidiary, NewStar Structured Finance Opportunities LLC ("SFO I"), a single-purpose bankruptcy-remote entity, to purchase or hold loans and investments. On June 29, 2007, SFO I formed a wholly owned subsidiary, NewStar Structured Finance Opportunities II, LLC ("SFO II"), a single-purpose bankruptcy-remote entity to purchase or hold loans and investments. In connection with the formation of SFO II, SFO I sold all of its assets with an aggregate carrying value of $187.9 million to SFO II and SFO II assumed all of SFO I's liabilities associated with this credit facility. In addition, SFO II sold to the investors under this credit facility an undivided interest in each of the assets financed thereunder. The sale of undivided interests was accounted for as a sale of financial assets under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* (See Note 7).

On May 1, 2007, the Company formed a wholly-owned subsidiary, NewStar Asset Management LLC, to provide management services to NewStar ArcTurus CLO I Ltd., ("ArcTurus I") and acquire loans. The facility was scheduled to mature in May 2008, subject to earlier termination upon the issuance of securities by ArcTurus I. On February 27, 2008, the Company terminated this facility.

Term debt facility

On November 8, 2007, the Company entered into a $300 million term debt financing agreement with Deutsche Bank AG, New York Branch ("Deutsche"). Interest on this term debt financing agreement accrues at a variable rate per annum, which was 3.55% at December 31, 2008. In connection with the Deutsche term debt financing agreement, the Company formed a wholly-owned subsidiary, NewStar DB Term Funding, LLC, a single-purpose bankruptcy-remote entity, to purchase or hold loans and investments. This term debt financing agreement matures on May 7, 2012. On May 6, 2008, the Company entered into an amendment to this term debt financing agreement which, among other things, increased the facility to $400 million. On January 15, 2009 the Company entered into an amendment to this term debt financing agreement which reduced the commitment amount under the term debt facility to $250 million and will gradually reduce the advance rate from an effective rate of approximately 77% as of January 15, 2009 to no more than 72% pursuant to the terms of the amendment. As of December 31, 2008, the outstanding balance was $219.0 million. The term debt financing agreement, as amended, has variable advance rates based on the diversification and average rating of the targeted loan collateral. NewStar DB Term Funding, LLC must comply with various covenants, the breach of which could result in a termination event. At December 31, 2008, NewStar DB Term Funding, LLC was in compliance with all such covenants, as amended.

Term Debt and Corporate Debt

In August 2005 the Company completed a term debt transaction. In conjunction with this transaction the Company established a separate single-purpose bankruptcy-remote subsidiary, NewStar Trust 2005-1 (the "2005 CLO Trust") and contributed $375 million in loans and investments (including unfunded commitments), or portions thereof, to the 2005 CLO Trust. The Company remains the servicer of the loans and investments. Simultaneously with the initial contributions, the 2005 CLO Trust issued $343.4 million of notes to institutional investors and issued $31.6 million of trust certificates of which the Company retained 100% of the 2005 CLO Trust's trust certificates. The $331.7 million of outstanding notes are collateralized by the specific loans and investments, principal collections account cash and principal payment receivables totaling $374.1 million at December 31, 2008. The 2005 CLO Trust permitted reinvestment of collateral principal repayments for a three-year period which ended in October 2008. During 2008, the Company repurchased $10.8 million of the 2005 CLO Trust's Class E notes.

	Notes originally issued	Outstanding balance December 31, 2008	Interest rate	Original maturity	Ratings (S&P/Moody's/ Fitch)(1)
	($ in thousands)				
2005 CLO Trust:					
Class A-1	$156,000	$155,982	Libor + 0.28%	July 25, 2018	AAA/Aaa/AAA
Class A-2	80,477	79,626	Libor + 0.30%	July 25, 2018	AAA/Aaa/AAA
Class B	18,750	18,748	Libor + 0.50%	July 25, 2018	AA/Aa2/AA
Class C	39,375	39,370	Libor + 0.85%	July 25, 2018	A/A2/A
Class D	24,375	24,372	Libor + 1.50%	July 25, 2018	BBB/Baa2/BBB-
Class E	24,375	13,573	Libor + 4.75%	July 25, 2018	BB/Ba2/B
	$343,352	$331,671			

(1) The ratings are unaudited and were initially given in August 2005 and are subject to change from time to time. Fitch affirmed its ratings on February 24, 2009 and downgraded the Class D notes and the Class E notes to the ratings shown above.

In June 2006 the Company completed a term debt transaction. In conjunction with this transaction the Company established a separate single-purpose bankruptcy remote subsidiary, NewStar Commercial Loan Trust 2006-1 (the "2006 CLO Trust") and contributed $500 million in loans and investments (including unfunded commitments), or portions thereof, to the 2006 CLO Trust. The Company remains the servicer of the loans. Simultaneously with the initial contributions, the 2006 CLO Trust issued $456.3 million of notes to institutional investors. The Company retained $43.8 million, amounting to 100% of the 2006 Trust's trust certificates. The $443.0 million of outstanding notes are collateralized by the specific loans and investments, principal collection account cash and principal payment receivables totaling $492.5 million at December 31, 2008. The 2006 CLO Trust permits reinvestment of collateral principal repayments for a five-year period ending in June 2011. During 2008, the Company repurchased $3.3 million and $2.5 million of the 2006 CLO Trust's Class D and Class E notes, respectively.

	Notes originally issued	Outstanding balance December 31, 2008	Interest rate	Original maturity	Ratings (S&P/Moody's/ Fitch)(1)
	($ in thousands)				
2006 CLO Trust					
Class A-1	$320,000	$320,000	Libor +0.27%	March 30, 2022	AAA/Aaa/AAA
Class A-2	40,000	32,500	Libor +0.28%	March 30, 2022	AAA/Aaa/AAA
Class B	22,500	22,500	Libor +0.38%	March 30, 2022	AA/Aa2/AA
Class C	35,000	35,000	Libor +0.68%	March 30, 2022	A/A2/A
Class D	25,000	21,750	Libor +1.35%	March 30, 2022	BBB/Baa2/BBB
Class E	13,750	11,250	Libor +1.75%	March 30, 2022	BBB-Baa3/BBB-
	$456,250	$443,000			

(1) These ratings are unaudited and were given in June 2006 and are subject to change from time to time. Fitch affirmed its ratings on February 24, 2009.

In June 2007 the Company completed a term debt transaction. In conjunction with this transaction the Company established a separate single-purpose bankruptcy-remote subsidiary, NewStar Commercial Loan Trust 2007-1 (the "2007-1 CLO Trust") and contributed $500 million in loans and investments (including unfunded commitments), or portions thereof, to the 2007-1 CLO Trust. The Company remains the servicer of the loans. Simultaneously with the initial contributions, the 2007-1 CLO Trust issued $546.0 million of notes to institutional investors. The Company retained $54.0 million, amounting to 100% of the 2007-1 CLO Trust's trust certificates. The $530.5 million of outstanding notes are collateralized by the specific loans and investments, principal collection account cash and principal payment receivables totaling $584.5 million at December 31, 2008. The 2007-1 CLO Trust permits reinvestment of collateral principal repayments for a six-year period ending in May 2013.

	Notes originally issued	Outstanding balance December 31, 2008	Interest rate	Original maturity	Ratings (S&P/Moody's/ Fitch)(1)
	($ in thousands)				
2007-1 CLO Trust					
Class A-1	$336,500	$336,500	Libor +0.24%	September 30, 2022	AAA/Aaa/AAA
Class A-2	100,000	84,500	Libor +0.26%	September 30, 2022	AAA/Aaa/AAA
Class B	24,000	24,000	Libor +0.55%	September 30, 2022	AA/Aa2/AA
Class C	58,500	58,500	Libor +1.30%	September 30, 2022	A/A2/A
Class D	27,000	27,000	Libor +2.30%	September 30, 2022	BBB/Baa1/BBB+
	$546,000	$530,500			

(1) These ratings are unaudited and were given in June 2007 and are subject to change from time to time. Fitch affirmed its ratings on February 24, 2009

In March 2005, the Company entered into a $50 million multiple draw extendible senior secured note agreement. At December 31, 2005, the Company had drawn down $37.5 million under this facility. The notes accrued interest at LIBOR + 7.00%. In November 2005, the Company entered into a $50 million multiple draw extendible senior secured note agreement. The notes accrued interest at LIBOR + 5.75% per annum. Equity in all subsidiaries was pledged as collateral. On December 20, 2006, the Company repaid $37.5 million in outstanding principal balance on the notes, which represented all amounts outstanding, and the Company paid a call premium of $1.1 million. The Company also paid $1.1 million in accrued and unpaid interest on the notes on December 29, 2006. On January 25, 2007, the Company paid a termination fee of $0.3 million and the senior secured note agreement was terminated.

Debt Maturities

The contractual obligations under credit facilities and term debt as of December 31, 2008 were as follows:

	Credit facilities	**Term debt (1)**	**Total**
		($ in thousands)	
2008	$ —	$ —	$ —
2009	18,367	—	18,367
2010	—	—	—
2011	392,900	—	392,900
2012	—	219,000	219,000
Thereafter	—	1,305,171	1,305,171
Total	$411,267	$1,524,171	$1,935,438

(1) Maturities for term debt are based on contractual maturity dates. Actual maturities may occur earlier.

Note 12. Commitments

The Company has non-cancelable operating leases for office space and office equipment and furniture. These leases expire over the next five years and contain provisions for certain annual rental escalations. Future minimum lease payments under non-cancelable operating leases as of December 31, 2008 were as follows:

	($ in thousands)
2009	$1,714
2010	1,294
2011	1,041
2012	650
2013	82
Thereafter	—

Rent expense was $2.6 million, $1.7 million and $1.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Early in 2005 the Company entered into a sale lease-back transaction for a significant portion of its office furniture and selected equipment. The rents on this transaction are included in the above amounts.

On March 12, 2007, the Company entered into a contract to sublease an additional 15,116 square feet of office space at its corporate headquarters in Boston, MA. The sublease commenced May 15, 2007 and terminates February 28, 2013.

Note 13. Stockholders' Equity

Stockholders' Equity

As of December 31, 2008 and 2007, the Company's authorized capital consists of preferred and common stock and the following was authorized and outstanding:

	December 31, 2008		December 31, 2007	
	Shares authorized	Shares outstanding	Shares authorized	Shares outstanding
	(In thousands)			
Preferred stock	5,000	—	5,000	—
Common stock	145,000	48,466	145,000	43,356

Series A Preferred Stock

In connection with its formation, the Company entered into Convertible Subscription Agreements on June 17, 2004 with its institutional investors and the founding members of its management pursuant to which each investor and member of management agreed to collectively purchase 21,000,000 shares of the Company's Series A Preferred Stock for $10 per share.

In connection with the Series A Convertible Preferred Stock subscription, 1,583,335 warrants were issued. Each warrant allowed a warrant holder that has satisfied specified conditions to purchase one share of Series A Preferred Stock at a purchase price of $10 per share (subject to adjustment) prior to their expiration in June 2014. The warrants issued in connection with subscription of Series A Convertible Preferred Stock were accounted for in accordance with Emerging Issues Task Force Issue No. 00-19 as an equity classified instrument.

In connection with the Company's initial public offering on December 13, 2006, the Company's Series A Convertible Preferred Stock automatically converted into 19,266,791 shares of common stock and the related warrants converted into 1,452,656 common stock warrants at a purchase price equal to $10.90 per share determined using a conversion ratio set forth in the Company's amended and restated certificate of incorporation. The conversion ratio adjusted the number of shares of common stock into which the Series A Convertible Preferred Stock and warrants is convertible by taking into account the offering price per share of common stock in connection with the initial public offering, the liquidation preference associated with the Series A Convertible Preferred Stock, any dividends paid to holders of the Series A Convertible Preferred Stock prior to the date of conversion and any stock splits or similar transactions.

Class A Common Stock

Class A Common Stock issued and outstanding at December 31, 2005 was 3,885,671 shares. Members of management and certain employees purchased an aggregate of 3,885,671 shares of NewStar's Class A Common Stock for $0.01 per share that were subject to documents governing issuance dated as of June 17, 2004, July 22, 2004, February 4, 2005 and August 22, 2005. The holders of Class A Common Stock were entitled to one vote for each share held. Class A Common Stock was convertible into shares of common stock upon an initial public offering and contemplated the issuance of additional equity instruments upon the occurrence of certain specified conditions, ("Class A Common"). In connection with the Company's initial public offering, on December 13, 2006, the Class A Common converted into 1,566,322 shares of restricted common stock.

The Class A Common was subject to forfeiture upon termination of the management stockholder's employment on a time-based schedule as follows:

- 80% of the restricted stock was forfeited if termination occurred prior to the first anniversary of the date of the restricted stock agreement;
- 60% of the restricted stock was forfeited if termination occurred on or after the first anniversary but prior to the second anniversary of the date of the restricted stock agreement;

- 40% of the restricted stock was forfeited if termination occurred on or after the second anniversary but prior to the third anniversary of the date of the restricted stock agreement;
- 20% of the restricted stock was forfeited if termination occurred on or after the third anniversary but prior to the fourth anniversary of the date of the restricted stock agreement; and
- 0% of the restricted stock was forfeited if termination occurred on or after the fourth anniversary of the date of the restricted stock agreement.

Further, all or a portion of the Class A Common may also have been forfeited (i) in connection with specified transfers of such shares by a management stockholder, (ii) at the election of a management stockholder, (iii) in the event the management stockholder's employment was terminated under specified circumstances or (iv) upon the tenth anniversary of issuance.

The forfeiture conditions lapsed upon a change of control or transfer of an aggregate of 75% of shares of Series A Preferred Stock. Additionally, in the event that a member of management who purchased the stock no longer was employed by the Company, all or a portion of the Class A Common was subject to repurchase under specified conditions.

Finally, restrictions governing the Class A Common remained in place until an IRR Release Date had occurred. An IRR Release Date was defined as the Transfer of an aggregate of 75% of the Series A Preferred Stock in one or more transactions coupled with those investors realizing a specified rate of return on their initial investment.

Prior to January 1, 2006, the Company accounted for the Class A Common under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related Interpretations, as permitted by Statement of Financial Accounting Standard No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). As amounts received were subject to return upon forfeiture, the Company recorded the proceeds from the Class A Common issuance as a deposit classified in other liabilities. The issuance of Class A Common was accounted for as a variable award under APB 25. The Company determined non-cash compensation cost as the difference in the value of the Class A Common at the end of each accounting period over its issue price (its "intrinsic value"). As the performance measures outlined above were deemed not probable of occurrence, no compensation expense was recognized for the Class A Common during 2005 and 2004.

Upon adoption of SFAS 123R, no compensation expense was recorded in relation to the Class A Common as the performance conditions were not deemed probable of occurrence.

Amendment to Class A Common Award

On September 19, 2006, the Board of Directors voted to approve amendments to the restricted stock agreements, which govern the Class A Common, such that, effective upon the initial public offering, the forfeiture, restriction and repurchase provisions are substantially removed and an IRR Release Date is deemed to have been satisfied by the initial public offering.

The Company determined that the amendment to the Class A Common award be accounted for as a modification of equity instruments under the provisions of SFAS No. 123R. Accordingly, the Company calculated compensation cost, amounting to $28.6 million, equal to the fair values of the new equity instruments.

Preferred Stock

Upon completion of the Company's initial public offering on December 13, 2006, the Company's authorized capital stock included 5,000,000 shares of preferred stock with a par value of $0.01 per share. As of December 31, 2008, all of the shares remained undesignated.

Common Stock

In connection with the Company's initial public offering on December 13, 2006, the Company issued and sold 12,000,000 shares of its common stock. On December 19, 2006, the underwriters of the initial public offering purchased an additional 1,800,000 shares of the Company's common stock.

On November 12, 2007, the Company entered into a definitive agreement with institutional investors to issue 12.5 million shares of the Company's common stock in a private placement at a price per share of $10.00. The gross proceeds from the offering, which closed in two tranches, were $125 million. The first tranche of 7.25 million shares closed on November 29, 2007. The second tranche of 5.25 million shares was subject to the Company obtaining stockholder approval, and was approved at a special meeting of stockholders held on January 15, 2008. The second tranche closed on January 18, 2008.

In connection with the private placement, the Company entered into a Registration Rights Agreement with the institutional investors, whereby the Company agreed to register common stock as defined in the agreement. The Company registered the stock on Form S-3 on May 1, 2008, and the SEC deemed the registration effective on May 8, 2008.

Restricted Stock

In connection with the Company's initial public offering, 1,631,160 shares of restricted stock were issued to certain employees of the Company. The shares of restricted stock have a purchase price equal to the pricing of the Company's initial public offering. On May 14, 2008, the Company issued 30,000 shares of restricted stock to certain members of its Board of Directors. The shares of restricted stock had a fair value of $6.40 per share, which is equal to the closing price of the Company's common stock on the date of issuance. The shares of restricted stock have a graded vesting schedule over a service period of up to five years. Restricted stock activity for 2008 and 2007 was as follows:

	Shares	Weighted average grant-date fair value
		($ in thousands)
Non-vested as of January 1, 2007	2,180,067	$ 37,061
Granted	14,000	197
Vested	(623,606)	(10,601)
Forfeited	(177,785)	(4,142)
Non-vested as of December 31, 2007	1,392,676	22,515
Granted	31,400	200
Vested	(537,900)	(9,144)
Forfeited	(172,866)	2,920
Non-vested as of December 31, 2008	713,310	$ 16,491

The Company's compensation expense related to its restricted stock was $5.9 million, $12.2 million and $24.9 million for 2008, 2007 and 2006, respectively. The unrecognized compensation cost of $7.4 million at December 31, 2008 is expected to be recognized over approximately the next three years.

Stock Options

Under the Company's 2006 Incentive Plan, the Company's compensation committee may grant options to purchase shares of common stock. Stock options may either be incentive stock options ("ISOs") or non-qualified stock options. ISOs may only be granted to officers and employees. The compensation committee will, with regard to each stock option, determine the number of shares subject to the stock option, the manner and time of exercise, vesting, and the exercise price will not be less than 100% of the fair market value of the common stock on the date of the grant. The shares of common stock issuable upon exercise of options or other awards or upon grant of any other award may be either previously authorized but unissued shares or treasury shares.

In connection with the Company's initial public offering, stock options exercisable for an aggregate 3,287,365 shares of common stock were issued to certain employees of the Company. Stock options exercisable for an aggregate of 2,613,615 shares of common stock were issued at an exercise price equal to the pricing of the Company's initial public offering and were 60% vested at the IPO with the remaining 40% to vest ratably over a four-year service period. The remaining options for 673,750 shares of common stock were issued at an exercise price equal to the pricing of the Company's initial public offering and vest ratably over a four-year service period.

Stock option activity for 2008 and 2007 was as follows:

	Options	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding as of January 1, 2007	3,276,642	$17.00	10
Granted	137,000	14.63	10
Exercised	—	—	—
Forfeited	(107,044)	17.00	10
Outstanding as of December 31, 2007	3,306,598	16.90	9
Granted	1,341,000	7.28	6
Exercised	—	—	—
Forfeited	(379,127)	13.10	7
Outstanding as of December 31, 2008	4,268,471	14.23	6
Vested or expected to vest as of December 31, 2008	2,411,840	16.91	8
Exercisable as of December 31, 2008	2,411,840	16.91	8

(1) Intrinsic value equals the current market value less the exercise price.

For the years ended December 31, 2008 and 2007, the weighted average grant date fair value of options granted was $2.18 and $5.72, respectively. As of December 31, 2008, the total unrecognized compensation cost related to nonvested options granted was $2.4 million. This cost is expected to be recognized over a weighted average period of five years. During the years ended December 31, 2008, 2007 and 2006, the Company recognized compensation expense of $2.6 million, $3.5 million and $14.2 million, respectively related to its stock options.

We use the Black-Scholes weighted average option-pricing model to estimate the fair value of each stock option grant on its grant date. The weighted average assumptions used in this model for the years ended December 31, 2008 and 2007 were as follows:

	The year ended December 31,	
	2008	2007
Expected volatility 1	30.00%	30.00%
Expected dividends 2	—	—
Risk-free interest rate 3	2.85	4.54
Expected life 4	4.50	6.25

1. The expected volatility is based on a study of the Company's peers.
2. We do not expect to pay any dividends during the life of these stock options.

3. The risk-free interest rate is the zero coupon, U.S. Treasury rate at the time of the grant based on the expected life of the options.

4. The expected life is determined using the simplified method.

Note 14. Income (Loss) Per Share

The calculation of income (loss) per share is presented as if the following took place June 18, 2004 (inception):

- the conversion of the Series A Convertible Preferred Stock to common stock,
- the conversion of the Series A Convertible Preferred Stock Warrants to common stock warrants, and
- the effect of a 1 for 2.4808 reverse stock split that occurred in connection with the initial public offering.

Accordingly, the income (loss) per share is calculated to include 16,480,836 shares of common stock in 2006, as if issued and outstanding for the period to reflect the above conversions.

The computations of basic and diluted income (loss) per share for the periods ended December 31, 2008, 2007 and 2006 are as follows:

	December 31,		
	2008	2007	2006
		(In thousands)	
Numerator:			
Net income (loss)	$22,398	$ (8,639)	$(27,181)
Denominator:			
Denominator for basic income (loss) per common share	48,340	36,901	16,481
Denominator:			
Denominator for diluted income (loss) per common share	48,340	36,901	16,481
Potentially dilutive securities—options	—	—	—
Potentially dilutive securities—warrants	—	—	—
Total weighted average diluted shares	48,340	36,901	16,481

Weighted average stock options of 4,157,047, and 1,452,656 warrants to purchase common stock were not included in the computation of diluted earnings per share for the year ended December 31, 2008, respectively, due to the fact that the results would be anti-dilutive.

Weighted average stock options of 3,320,935 and 1,452,656 warrants to purchase common stock were not included in the computation of diluted earnings per share for the year ended December 31, 2007 due to the fact that the results would be anti-dilutive.

Weighted average stock options of 3,280,216 and 1,452,656 warrants to purchase common stock were not included in the computation of diluted earnings per share for the year ended December 31, 2006 due to the fact that the results would be anti-dilutive.

Note 15. Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2008 and 2007. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2008		2007	
	Carrying amount	Fair value	Carrying amount	Fair value
	($ in thousands)			
Financial assets:				
Cash and cash equivalents	$ 50,279	$ 50,279	$ 76,155	$ 76,155
Restricted cash	84,163	84,163	115,807	115,807
Loans held-for-sale	—	—	112,944	112,944
Loans, net	2,328,812	2,155,557	2,201,442	2,183,454
Investments in debt securities available-for-sale	3,025	3,025	35,498	35,498
Residual interest in securitization	—	—	631	631
Derivative instruments	16,120	16,120	7,831	7,831
Financial liabilities:				
Repurchase agreements	$ —	$ —	$ 63	$ 63
Credit facilities	411,267	411,267	677,739	677,739
Term debt	1,524,171	1,176,198	1,364,725	1,314,019
Derivatives instruments	17,038	17,038	8,885	8,885

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and restricted cash: The carrying amounts approximate fair value because of the short maturity of these instruments.

Loans held-for-sale: The fair values are based on quoted prices, where available, or are determined by discounting estimated cash flows using model-based valuation techniques. Inputs into the model-based valuations can include changes in market indexes, selling prices of similar loans, management's assumption related to credit rating of the loan, prepayment assumptions and other factors, such as credit loss assumptions.

Loans, net: The fair value is determined as the present value of expected future cash flows discounted at the interest rate currently offered by the Company, which approximates rates currently offered by similar lending institutions for loans of similar terms to companies with comparable credit risk.

Investments in debt securities: The fair values of debt securities are based on quoted market prices, when available, at the reporting date for those or similar investments. When no market data is available, we estimate fair value using various valuation tools including cash flow models that utilize financial statements and business plans, as well as qualitative factors.

Residual interest in securitization: The fair value of our residual interest is based on forecasted cash flows, discount rates, expected credit losses and prepayment speeds for the individual loans and securities.

Repurchase agreements: The fair values of repurchase agreements approximate the carrying value because of the short maturity of these instruments.

Credit facilities: Due to the adjustable rate nature of the borrowings, the fair value of the credit facilities are estimated to be their carrying values. Rates currently are comparable to those offered to the Company for similar debt instruments of comparable maturities by the Company's lenders.

Term debt: Fair value is determined by estimated market conditions using a discounted cash flow model.

Derivative instruments: Substantially all derivative instruments held or issued by the Company for risk management or customer-initiated activities are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company measures fair value using broker quotes or financial models that use primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with the counterparty credit risk.

Note 16. Financial Instruments with Off-Balance Sheet Risk

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include unused lines of credit, standby letters of credit and interest rate risk mitigation products. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unused lines of credit are agreements to lend to a customer, provided that all conditions have been met. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower, the borrower's compliance with financial covenants and management's discretion, among other evaluations.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a borrower to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to borrowers.

Interest rate risk mitigation products are offered to enable customers to meet their financing and risk management objectives. Derivative financial instruments consist predominantly of interest rate swaps, interest rate caps and floors. The interest rate risks to the Company of these customer derivatives is mitigated by entering into similar derivatives having offsetting terms with other counterparties.

Financial instruments with off-balance sheet risk are summarized as follows:

	December 31,	
	2008	2007
	($ in thousands)	
Unused lines of credit	$339,230	$454,837
Standby letters of credit	32,358	20,382
Interest rate mitigation products (notional)	545,415	555,554

On June 29, 2007, the Company completed the sale of securities and loans with an aggregate amortized cost of $187.9 million to a third party and reported a $4.4 million loss on the transaction. The Company retained a residual interest in the assets sold, which had a fair value of $0 at December 31, 2008 and $0.6 million at December 31, 2007 (See Note 7 for additional information).

Note 17. Income Taxes

The components of income tax expense (benefit) are as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
	($ in thousands)		
Current tax expense (benefit):			
Federal	$ 24,841	$(2,322)	$ 2,557
State	8,632	(323)	1,645
Total current	33,473	(2,645)	4,202
Deferred tax expense (benefit):			
Federal	(12,254)	(1,309)	(4,573)
State	(5,146)	2,005	(2,006)
Total deferred	(17,400)	696	(6,579)
Income tax expense (benefit)	$ 16,073	$(1,949)	$(2,377)

The Company's effective tax rate for 2008 reflects the impact of timing differences related to the recognition of losses on the residual interest in securitization, the impact of nondeductible compensation expenses incurred in connection with the initial public offering and the impact of a related discrete item.

On July 3, 2008, the Commonwealth of Massachusetts enacted a law that included reducing future tax rates on net income applicable to financial institutions. For tax years beginning on or after January 1, 2010, the tax rate drops from the current rate of 10.5% to 10%, for tax years beginning on or after January 1, 2011 the rate drops to 9.5%, and to 9% for tax years beginning on or after January 1, 2012 and thereafter. Therefore, the company recorded additional income tax expense of approximately $0.4 million in the third quarter to adjust the company's net deferred tax assets down to the future realizable tax rates.

The Company's effective tax benefit rate for 2007 includes two significant items, approximately $1.5 million relating to the impact of nondeductible compensation expense incurred in connection with the initial public offering and $0.8 million resulting from the non-recognition of certain state tax benefits resulting from the exit of the Structured Products business including losses incurred, securities sold and residual interest retained in the second quarter off-balance sheet transaction.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and income tax purposes. As of December 31, 2008 and 2007, components of deferred tax assets and liabilities are as follows:

	December 31,	
	2008	2007
	($ in thousands)	
Deferred tax asset:		
Allowance for credit losses	$21,381	$13,682
Capitalized startup costs	111	325
Other	519	218
Securities fair value adjustments	730	527
Equity compensation	10,662	9,202
Impairment	237	—
Mark-to-market loans	1,109	—
Accrued bonus	2,220	1,019
Tax credits—AMT	—	277
Net operating losses	—	10,978
Gross deferred tax asset	36,969	36,228
Deferred tax liability:		
Prepaid expenses	944	663
Mark-to-market loans	—	3,276
Off balance sheet mark-to-market	186	17,138
Deferred loan costs	1,560	1,796
Other	3,041	—
Gross deferred tax liability	5,731	22,873
Net deferred tax asset	$31,238	$13,355

The effective tax rate differed from the statutory federal corporate rate as follows:

	December 31,		
	2008	2007	2006
	($ in thousands)		
Federal statutory rate	$13,465	$(3,600)	$(10,047)
State income taxes, net of federal tax benefit	2,266	1,110	(238)
Equity compensation	1,568	1,501	7,878
Tax exempt interest	—	(849)	—
Statutory rate change	(390)	—	—
Other	(836)	(111)	30
	$16,073	$(1,949)	$ (2,377)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2008, 2007 and 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company adopted the provisions of FASB Interpretation No. 48 on January 1, 2007. The Company classifies all interest and penalties on recognized tax benefits as a part of income tax expense. At December 31, 2008 and 2007, the Company did not have any accrued interest or penalties.

At December 31, 2008 and 2007, the Company did not have any unrecognized tax benefits and there have been no material changes since adoption. The Company does not expect any significant changes within the next 12 months.

The Company files U.S. federal and state income tax returns. As of December 31, 2008, the Company's tax returns for the years ended 2007, 2006 and 2005 remain subject to examination by the Internal Revenue Service and state tax authorities.

Note 18. Employee Benefit Plans

The Company maintains a contributory 401(k) plan covering all full-time employees. The Company matches 100% of employee's voluntary contributions up to a limit of 6% of the employee's compensation, subject to IRS guidelines. Expense for the years ended December 31, 2008, 2007 and 2006 was \$0.9 million, \$0.9 million and \$0.6 million, respectively.

Note 19. Related-Party Transactions

Pursuant to an Investment Management Agreement dated August 3, 2005, the Company serves as investment manager of the NewStar Credit Opportunities Fund, Ltd. (the "Fund"), a Cayman Islands exempted company limited by shares incorporated under the provisions of The Companies Law of the Cayman Islands. The Fund pays the Company a management fee, payable monthly in arrears, based on the carrying value of the total gross assets attributable to the applicable series of each class of shares at the end of each month. For the years ended December 31, 2008, 2007 and 2006, the Fund's asset management fees were \$6.3 million, \$5.3 million and \$1.4 million, respectively.

During 2006, the Company made a loan based on market terms to a company controlled by a relative of one of its officers. At December 31, 2008, the loan balance outstanding and amount of committed funds were \$11.5 million and \$10.2 million, respectively.

Among the investors in the private placement transaction that closed in two separate tranches on November 29, 2007 and January 18, 2008, Union Square Partners, L.P., Corsair III Financial Services Capital Partners, L.P. and Corsair III Financial Services Offshore 892 Partners, L.P. are entities affiliated with members of our board of directors and, therefore, the private placement and related transactions were approved by an independent committee of our Board of Directors. Bradley E. Cooper, one of our directors, is an officer and co-owner of the ultimate entity delegated investment authority for Union Square Partners, L.P. (which has subsequently changed its name to Capital Z Partners II, L.P.), which purchased 4,000,000 of the shares of our common stock issued in the private placement and was granted nomination and management rights by the Company in separate side letter agreements entered into in connection with the private placement. Mr. Cooper is also an officer and co-owner of the ultimate entity delegated investment authority for the Capital Z entities that collectively maintained beneficial ownership of 5,709,972 shares of our common stock prior to the private placement. T. Kimball Brooker, Jr., one of our directors, was an officer of the entity delegated investment authority for the Corsair II Capital portfolio. Richard E. Thornburgh, another of our directors, is an officer of Corsair Capital LLC. At the time of the private placement, Mr. Brooker and Mr. Thornburgh were affiliated with Corsair III Financial Services Capital Partners, L.P. and Corsair III Financial Services Offshore 892 Partners, L.P., entities which purchased an aggregate of 4,000,000 of the shares of our common stock issued in the private placement.

Note 20. Selected Quarterly Financial Data (Unaudited)

Unaudited quarterly information for 2008 and 2007 is shown in the following table.

	For the three months ended							
	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	March 31, 2007
	($ in thousands)							
Summary Results of Operations Data:								
Interest income	$45,845	$44,903	$46,034	$51,988	$55,606	$ 52,626	$50,575	$ 45,488
Interest expense	21,445	19,864	19,583	25,324	30,826	28,071	27,269	23,537
Net interest income	24,400	25,039	26,451	26,664	24,780	24,555	23,306	21,951
Provision for credit losses	17,930	11,960	3,723	4,611	8,155	6,553	2,490	2,312
Net interest income after provision for credit losses	6,470	13,079	22,728	22,053	16,625	18,002	20,816	19,639
Total non-interest income 1	8,645	5,536	1,593	3,156	3,957	(21,848)	432	(10,717)
Total operating expenses	7,944	8,456	13,490	14,899	14,671	14,259	15,601	12,963
Income (loss) before income taxes	7,171	10,159	10,831	10,310	5,911	(18,105)	5,647	(4,041)
Income tax expense (benefit)	4,417	2,580	4,908	4,168	4,677	(7,260)	2,229	(1,595)
Net income (loss)	$ 2,754	$ 7,579	$ 5,923	$ 6,142	$ 1,234	$(10,845)	$ 3,418	$ (2,446)
Net income (loss) per share :								
Basic	$ 0.06	$ 0.16	$ 0.12	$ 0.13	$ 0.03	$ (0.30)	$ 0.09	$ (0.07)
Diluted	0.06	0.16	0.12	0.13	0.03	(0.30)	0.09	(0.07)

1 Non-interest income for the three months ended September 30, 2007 includes a loss on residual interest in securitization of $28.1 million resulting from a decline in fair value of the residual interest. Non-interest income for the three months ended March 31, 2007 includes losses on investments in debt securities of $14.9 million resulting from other than temporary impairments.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included on page 55 of this Annual Report.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the Evaluation Date, these disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) identified in connection with the evaluation of our internal control that occurred during the fourth quarter of 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

As noted in Item 4 of this Annual Report, on January 28, 2008 our stockholders approved an Amendment and Restatement of our 2006 Incentive Plan. The amendment and restatement altered our existing equity plan by adding 4,553,030 shares of our Common Stock to the reserve of shares available for issuance under the plan and by making certain revisions to the existing plan so that the Amended and Restated plan would be compliant with Section 162(m) of the Internal Revenue Code. A full description of the reasons for the amendment and restatement of the 2006 Incentive Plan was included in the definitive proxy statement for the special meeting of shareholders in which the amendment and restatement of the plan was approved, which was filed on Schedule 14Awith the SEC on December 29, 2008. For the complete terms of the Amended and Restated 2006 Incentive Plan, please see the full text of the plan, which is filed with this Annual Report as Exhibit 10(f).

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by Item 10 is incorporated by reference from the information responsive thereto contained in the sections in our Proxy Statement for the Annual Meeting of Stockholders to be held on May 13, 2009 (the "2009 Proxy Statement") captioned "Proposal 1: Election of Directors," "Board of Directors – Committees," and "Section 16(a) Beneficial Ownership Reporting Compliance."

Executive Officers of the Registrant

Name	Age	Position
Timothy J. Conway	54	Chairman, Chief Executive Officer and President
Peter A. Schmidt-Fellner	52	Chief Investment Officer and Director
John K. Bray	52	Chief Financial Officer
David R. Dobies	43	Head—Middle Market
Robert T. Clemmens	56	Chief Credit Officer

Timothy J. Conway, 54, is our Chief Executive Officer and President and was elected to serve as Chairman of our Board of Directors in September 2006. He has been our Chief Executive Officer and President and has served on our Board of Directors since our inception in June 2004. From July 2002 to June 2004, Mr. Conway worked full-time on our founding. From 1996 to July 2002, Mr. Conway was a Managing Director at FleetBoston Financial Corporation or its predecessors responsible for Corporate Finance and Capital Markets. From 1987 to 1996, Mr. Conway held various senior management positions at Citicorp Securities, Inc. He was a Managing Director and Senior Securities Officer and was responsible for the bank's private placement, loan syndication and acquisition finance businesses. Mr. Conway received his undergraduate degree from Fairfield University and his masters of business administration from the University of Connecticut.

Peter A. Schmidt-Fellner, 52, has served as our Chief Investment Officer since our inception in 2004 and was elected to our Board of Directors in November 2006. From 1993 to 2003, Mr. Schmidt-Fellner was at JPMorgan Securities, Inc. and its various subsidiaries and predecessor institutions, where during his tenure, he was responsible for High Yield Bond Sales, Trading and Research, Loan Trading and Co-Head of High Yield Bond Capital Markets. Mr. Schmidt-Fellner received his undergraduate degree from Colby College and his masters in business administration from the Tuck School of Business at Dartmouth.

John K. Bray, 52, has served as our Chief Financial Officer since January 2005. From April 2004 to October 2004, Mr. Bray was the Business Financial Officer at Bank of America. From August 1979 to April 2004, Mr. Bray held various positions at FleetBoston Financial Corporation or its predecessors, most recently as Director of Finance—Line of Businesses. Mr. Bray received his undergraduate degree from the College of the Holy Cross and his masters of business administration from the University of Hartford.

David R. Dobies, 43, has served as a Managing Director and Head of our Middle Market Corporate group since our inception in 2004. From 1995 to 2004, Mr. Dobies served in various capacities at FleetBoston Financial Corporation or its predecessors, most recently as Managing Director and Head of the Media, Entertainment and Sports Finance syndication businesses. Mr. Dobies received his undergraduate degree from Villanova University and his masters in business administration from the William E. Simon School of Business at the University of Rochester.

Robert T. Clemmens, 56, has served as a Managing Director of the Company since our inception in 2004 and serves as Chief Credit Officer of our Middle Market Corporate group. He is a member of the firm's Management and Underwriting Committees. Mr. Clemmens has over 33 years of banking experience in Canada, the United Kingdom and the United States, focused on credit and risk management. From October 2002 to February 2004, Mr. Clemmens was at Tacitus Capital Management, a hedge fund, where he most recently served as Executive Vice President concentrating on fixed income research. He spent the majority of his career with Barclays Bank Plc (and its subsidiaries), where he held various positions of increasing leadership and executive management responsibility. Most recently, he served as Managing Director and Head of Risk for the Americas with primary responsibility for group-wide credit and market risk across the Americas. He was a member of the U.S. Executive Management Committee, Chairman of the Credit Committee and a voting member of the Group Credit Committee. He also served as a member of the Credit Risk Committee of the Counterparty Risk Management Policy Group formed by a consortium of financial institutions following the collapse of Long-Term Capital Management and, as a member of the Risk Management Committee of the Bond Market Association. Mr. Clemmens received his Bachelor of Commerce degree from Laurentian University and his masters in business administration from the Schulich School of Business at York University.

Code of Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Controller, and certain other senior officers. A copy of the code is publicly available on the Investor Relations page of our website at *www.newstarfin.com.* If you would like to receive a copy of our Code of Ethics, free of charge, a request should be directed to: Investor Relations, NewStar Financial, Inc., 500 Boylston St., Suite 1600, Boston, Massachusetts 02116.

In addition we also have a Code of Business Conduct and Ethics, which applies to all directors, officers and employees in carrying out their responsibilities to and on behalf of the Company. A copy of the code is posted on the Company's website at www.newstarfin.com.

Item 11. Executive Compensation

Information required by Item 11 is incorporated by reference from the information responsive thereto contained in the sections of the 2009 Proxy Statement captioned "Board of Directors – Director Compensation" and "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by Item 12 is incorporated by reference from the information responsive thereto contained in the sections of the 2009 Proxy Statement captioned "Principal Stockholders" and "Executive Compensation—Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by Item 13 is incorporated by reference from the information responsive thereto contained in the sections of the 2009 Proxy Statement captioned "Board of Directors" and "Certain Relationships and Transactions."

Item 14. Principal Accounting Fees and Services

Information required by Item 14 is incorporated by reference from the information responsive thereto contained in the section of the 2009 Proxy Statement captioned "Information about our Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits, Financial Statement Schedules

a. Documents Filed as Part of the Report

The consolidated financial statements and reports of independent auditors have been filed as part of this Annual Report on Form 10-K as indicated in the Index to Financial Statements appearing on page 54 of this report.

b. Exhibits

The exhibits filed with this Annual Report on Form 10-K are listed in the Exhibit Index immediately following the signature page hereof, which Exhibit Index is incorporated herein by reference.

c. Financial Statement Schedules

Financial Statement Schedules have been omitted because the required information is not present, or not present in amounts sufficient to require submission of the schedules, or because the required information is provided in consolidated financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWSTAR FINANCIAL, INC.

Date: March 10, 2009

By: /s/ JOHN K. BRAY
John K. Bray
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ TIMOTHY J. CONWAY **Timothy J. Conway**	Chairman, Chief Executive Officer and President (Principal Executive Officer)	March 10, 2009
/s/ JOHN K. BRAY **John K. Bray**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 10, 2009
/s/ CHARLES N. BRALVER **Charles N. Bralver**	Director	March 10, 2009
/s/ T. KIMBALL BROOKER, JR. **T. Kimball Brooker, Jr.**	Director	March 10, 2009
/s/ BRADLEY E. COOPER **Bradley E. Cooper**	Director	March 10, 2009
/s/ BRIAN L.P. FALLON **Brian L.P. Fallon**	Director	March 10, 2009
/s/ FRANK R. NOONAN **Frank R. Noonan**	Director	March 10, 2009
/s/ MAUREEN P. O'HARA **Maureen P. O'Hara**	Director	March 10, 2009
/s/ PETER A. SCHMIDT-FELLNER **Peter A. Schmidt-Fellner**	Chief Investment Officer and Director	March 10, 2009
/s/ RICHARD E. THORNBURGH **Richard E. Thornburgh**	Director	March 10, 2009

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
2	Stock Purchase and Sale Agreement, dated January 5, 2009, by and among NewStar Financial, Inc. (the "Company"), Southern Commerce Bank, National Association, and Dickinson Financial Corporation.	Previously filed as Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on January 8, 2009 and incorporated herein by reference.
3(a)	Amended and Restated Certificate of Incorporation of the Company.	Previously filed as Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.
3(b)	Amended and Restated Bylaws of the Company.	Previously filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.
4(a)	Stockholders' Agreement, dated as of June 18, 2004, among the Company (f/k/a Novus Capital, Inc.) and the Stockholders party thereto.	Previously filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on September 21, 2006, and incorporated herein by reference.
4(a)(1)	First Amendment to Stockholders' Agreement, dated as of August 22, 2005, entered in connection with the Stockholders' Agreement, dated as of June 18, 2004.	Previously filed as Exhibit 4(a)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.
4(a)(2)	Second Amendment to Stockholders' Agreement, dated as of June 5, 2006, entered in connection with the Stockholders' Agreement, dated as of June 18, 2004.	Previously filed as Exhibit 4(a)(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.
4(a)(3)	Third Amendment to Stockholders' Agreement, dated as of December 12, 2006, entered in connection with the Stockholders' Agreement, dated as of June 18, 2004.	Previously filed as Exhibit 4(a)(3) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.
4(a)(4)	Fourth Amendment to Stockholders' Agreement, dated as of March 26, 2007, entered in connection with the Stockholders' Agreement, dated as of June 18, 2004.	Previously filed as Exhibit 4(a)(4) to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-33211) filed on March 10, 2008 and incorporated herein by reference.
4(b)	Form of Common Stock Certificate.	Previously filed as Exhibit 4.2 to Amendment No. 5 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on November 30, 2006 and incorporated herein by reference.
4(c)	Form of Warrant to Purchase Preferred Stock.	Previously filed as Exhibit 4.3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
4(d)(1)	Indenture, dated as of June 8, 2006, by and between NewStar Commercial Loan Trust 2006-01, as Issuer, and U.S. Bank National Association, as Trustee, relating to Class A-1, Class A-2, Class B, Class C, Class D, Class E and Class F Notes due March 30, 2022.	Previously filed as Exhibit 10.8.5 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
4(d)(2)	Indenture, dated as of August 10, 2005, between NewStar Trust 2005-1, as Issuer, and U.S. Bank National Association, as Indenture Trustee.	Previously filed as Exhibit 10.12.5 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
4(d)(3)	Indenture, dated as of December 30, 2005, by and between NewStar Warehouse Funding 2005 LLC, as Issuer, and U.S. Bank National Association, as Indenture Trustee and Custodian.	Previously filed as Exhibit 10.13.3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
4(d)(4)	Indenture, dated as of June 5, 2007, by and between NewStar Commercial Loan Trust 2007-1, as Issuer, and U.S. Bank National Association, as Trustee.	Previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on June 7, 2007 and incorporated herein by reference.
10(a)(1)	Lease, dated as of August 18, 2004, between Five Hundred Boylston West Venture, as Landlord, and the Company, as Tenant.	Previously filed as Exhibit 10.3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(a)(2)	First Amendment to Lease, dated as of March 26, 2005, between Five Hundred Boylston West Venture, as Landlord, and the Company, as Tenant.	Previously filed as Exhibit 10.3.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(a)(3)	Sublease between Massachusetts Financial Services Company, as Tenant, and the Company, as Sub-tenant, dated February 1, 2007.	Previously filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 001-33211) filed May 10, 2007 and incorporated herein by reference.
10(b)(1)(a)	Amended and Restated Sale and Servicing Agreement, dated as of April 5, 2006, by and among NewStar CP Funding LLC, as Seller, the Company, as Originator and Servicer, Wachovia Bank, National Association, as Swingline Purchaser, Wachovia Capital Markets, LLC, as Administrative Agent and VFCC Agent, U.S. Bank National Association, as Trustee, Lyon Financial Services, Inc. as Backup Servicer and each of the conduit purchaser and purchaser agents thereto from time to time.	Previously filed as Exhibit 10.7.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
10(b)(1)(b)	Amendment No. 1 to the Amended and Restated Sale and Servicing Agreement dated as of June 7, 2006.	Previously filed as Exhibit 10.7.2 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on December 11, 2006 and incorporated herein by reference.
10(b)(1)(c)	Amendment No. 2 to the Amended and Restated Sale and Servicing Agreement, dated as of July 10, 2006.	Previously filed as Exhibit 10(b)(1)(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.
10(b)(1)(d)	Amendment No. 3 to the Amended and Restated Sale and Servicing Agreement, dated as of August 9, 2006.	Previously filed as Exhibit 10.7.4 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on December 11, 2006 and incorporated herein by reference.
10(b)(1)(e)	Amended, Restated and Substituted Variable Funding Certificate, dated as of August 9, 2006.	Previously filed as Exhibit 10.7.5 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on December 11, 2006 and incorporated herein by reference.
10(b)(1)(f)	Amendment No. 4 and Waiver to the Amended and Restated Sale and Servicing Agreement, dated as of October 30, 2006.	Previously filed as Exhibit 10.7.6 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on December 11, 2006 and incorporated herein by reference.
10(b)(1)(g)	Amendment No. 5 to the Amended and Restated Sale and Servicing Agreement, dated as of January 26, 2007.	Previously filed as Exhibit 10(b)(1) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 001-33211) filed on May 10, 2007 and incorporated herein by reference.
10(b)(1)(h)	Amendment No. 6 to the Amended and Restated Sale and Servicing Agreement, dated as of February 16, 2007.	Previously filed as Exhibit 10(b)(2) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 001-33211) filed on May 10, 2007 and incorporated herein by reference.
10(b)(1)(i)	Amendment No. 7 and Waiver to the Amended and Restated Sale and Servicing Agreement, dated as of June 4, 2007.	Previously filed as Exhibit 10(b)(1)(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-33211) filed on March 10, 2008 and incorporated herein by reference.
10(b)(1)(j)	Amendment No. 8 and Waiver to the Amended and Restated Sale and Servicing Agreement, dated as of June 27, 2007.	Previously filed as Exhibit 10(b)(1)(j) to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-33211) filed on March 10, 2008 and incorporated herein by reference.
10(b)(1)(k)	Amendment No. 9 to the Amended and Restated Sale and Servicing Agreement, dated as of August 8, 2007.	Previously filed as Exhibit 10(h) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File No. 001-33211) filed on August 8, 2007 and incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
10(b)(1)(l)	Amendment No. 10 and Waiver to the Amended and Restated Sale and Servicing Agreement, dated as of September 28, 2007.	Previously filed as Exhibit 10(b)(1)(l) to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-33211) filed on March 10, 2008 and incorporated herein by reference.
10(b)(1)(m)	Second Amended and Restated Sale and Servicing Agreement, dated as of April 18, 2008, by and among NewStar CP Funding LLC, as Seller, the Company, as Originator and Servicer, Wachovia Bank, National Association, as Swingline Purchaser, Wachovia Capital Markets, LLC, as Administrative Agent and WBNA Agent, U.S. Bank National Association, as Trustee, Lyon Financial Services, Inc. as Backup Servicer and each of the conduit purchaser and purchaser agents thereto from time to time.	Previously filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (File No. 001-33211) filed on August 6, 2008 and incorporated herein by reference.
10(b)(1)(n)	Amendment No. 1 to the Second Amended and Restated Sale and Servicing Agreement, dated as of December 30, 2008.	Filed herewith.
10(b)(2)(a)	Sale and Servicing Agreement, dated as of June 8, 2006, by and among NewStar Commercial Loan Trust 2006-1, as Issuer, NewStar Commercial Loan LLC 2006-1, as Trust Depositor, the Company, as Servicer and Originator, U.S. Bank National Association, as Trustee, Lyon Financial Services Inc., as Backup Servicer, and Wilmington Trust Company, as Owner Trustee.	Previously filed as Exhibit 10.8.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(2)(b)	Commercial Loan Sale Agreement, dated as of June 8, 2006, between the Company, as Originator, and NewStar Commercial Loan LLC 2006-1, as Trust Depositor.	Previously filed as Exhibit 10.8.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(2)(c)	Note Purchase Agreements by NewStar Commercial Loan Trust 2006-1 dated as of May 25, 2006.	Previously filed as Exhibit 10.8.3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(2)(d)	Purchase Agreement, dated as of May 25, 2006, between NewStar Commercial Loan Trust 2006-1, as Trust Depositor, and Wachovia Capital Markets, LLC, Citigroup Global Markets Inc. and Harris Nesbitt Corp., as Initial Purchasers.	Previously filed as Exhibit 10(b)(2)(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
10(b)(3)(a)	Restated and Amended Management Agreement dated as of November 29, 2005, by and among NewStar Credit Opportunities Funding I Ltd., as the SPE, and the Company, as Manager.	Previously filed as Exhibit 10(b)(3)(e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.
10(b)(4)(a)	Secured Loan and Servicing Agreement, dated as of August 26, 2005, by and among NewStar Short-Term Funding LLC, as Borrower, the Company, as Originator and Servicer, MMP-5 Funding, LLC, as Lender, IXIS Financial Products Inc., as Administrative Agent, and U.S. Bank National Association, as Trustee.	Previously filed as Exhibit 10.10.1.1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on September 21, 2006, and incorporated herein by reference.
10(b)(4)(b)	Amendment No. 1 to Secured Loan and Servicing Agreement, dated as of November 30, 2005.	Previously filed as Exhibit 10(b)(4)(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007, and incorporated herein by reference.
10(b)(4)(c)	Amendment No. 2 to Secured Loan and Servicing Agreement, dated as of March 14, 2006.	Previously filed as Exhibit 10.10.1.3 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on September 21, 2006, and incorporated herein by reference.
10(b)(4)(d)	Amendment No. 3 to Secured Loan and Servicing Agreement, dated as of August 24, 2006.	Previously filed as Exhibit 10.10.1.4 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(4)(e)	Amendment No. 5, dated as of August 8, 2007, to the Secured Loan and Servicing Agreement, dated as of August 26, 2005, by and among NewStar Short-Term Funding LLC, as the Borrower, the Company, as the Originator and the Servicer, MMP-5 Funding, LLC as the Lender, NATIXIS Financial Products, Inc., as the Administrative Agent and U.S. Bank National Association, as the Trustee.	Previously filed as Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File No. 001-33211) filed on August 8, 2007 and incorporated herein by reference.
10(b)(4)(f)	Amendment No. 6, dated as of January 24, 2008, to the Secured Loan and Servicing Agreement, dated as of August 26, 2005, by and among NewStar Short-Term Funding LLC, as the Borrower, the Company, as the Originator and the Servicer, MMP-5 Funding, LLC as the Lender, NATIXIS Financial Products, Inc., as the Administrative Agent and U.S. Bank National Association, as the Trustee.	Filed herewith.

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
10(b)(4)(g)	Amendment No. 7 and Waiver to Secured Loan and Servicing Agreement, dated as of May 29, 2008.	Previously filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (File No. 001-33211) filed on August 6, 2008 and incorporated herein by reference.
10(b)(5)(a)	Note Purchase Agreement, dated as of March 21, 2006, by and among NewStar Structured Finance Opportunities, LLC, as Issuer, the Company, as Limited Recourse Provider, MMP-5 Funding, LLC, as Swingline Investor, IXIS Financial Products Inc., as Investor Agent, and U.S. Bank National Association, as Trustee and the Investors Party thereto.	Previously filed as Exhibit 10.11.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(5)(b)	Amendment No. 1 dated as of March 6, 2008 to Note Purchase Agreement.	Previously filed as Exhibit 10(b)(5)(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-33211) filed on March 10, 2008 and incorporated herein by reference.
10(b)(5)(c)	Amendment No. 2 dated as of June 1, 2007 to Note Purchase Agreement.	Previously filed as Exhibit 10(b)(5)(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-33211) filed on March 10, 2008 and incorporated herein by reference.
10(b)(5)(d)	Assignment and Assumption Agreement, dated June 29, 2007, by and between NewStar Structured Finance Opportunities, LLC and NewStar Structured Finance Opportunities II, LLC.	Previously filed as Exhibit 10(g)(1) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (File No. 001-33211) filed on August 8, 2007 and incorporated herein by reference.
10(b)(5)(e)	Amendment No. 3, dated as of June 29, 2007, among NewStar Structured Finance Opportunities II, LLC as Issuer, the Company, as Limited Recourse Provider, MMP-5 Funding, LLC, Fenway Capital, LLC, Fenway Funding, LLC, Natixis Financial Products Inc., as Agent, and U.S. Bank National Association, as Trustee.	Previously filed as Exhibit 10(g)(2) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (File No. 001-33211) filed on August 8, 2007 and incorporated herein by reference.
10(b)(5)(f)	Purchase and Sale Agreement, dated as of March 21, 2006, between NewStar Structured Finance Opportunities, LLC, as Buyer, and the Company, as Seller.	Previously filed as Exhibit 10.11.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(5)(g)	Collateral Management Agreement, dated as of March 21, 2006, between NewStar Structured Finance Opportunities, LLC, as Issuer, and the Company, as Collateral Manager.	Previously filed as Exhibit 10.11.3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
10(b)(5)(h)	Security Agreement, dated as of March 21, 2006, between NewStar Structured Finance Opportunities, LLC, as Issuer, and U.S. Bank National Association, as Trustee and Custodian.	Previously filed as Exhibit 10.11.4 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(6)(a)	Sale and Servicing Agreement, dated as of August 10, 2005, by and among NewStar Trust 2005-1, as Issuer, NewStar LLC 2005-1, as Trust Depositor, the Company, as Originator and Servicer, U.S. Bank National Association, as Indenture Trustee, Lyon Financial Services, Inc., as Backup Servicer, and Wilmington Trust Company, as Owner Trustee.	Previously filed as Exhibit 10.12.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(6)(b)	Commercial Loan Sale Agreement, date as of August 10, 2005, between the Company, as Originator, and NewStar LLC 2005-1, as Trust Depositor.	Previously filed as Exhibit 10.12.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(6)(c)	Class A-2 Note Purchase Agreement, dated as of August 10, 2005, between NewStar Trust 2005-1, as Issuer, and U.S. Bank National Association, as Indenture Trustee.	Previously filed as Exhibit 10.12.3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(6)(d)	Purchase Agreement, dated August 10, 2005, between NewStar Trust 2005-1, as Trust Depositor, and Wachovia Capital Markets, LLC, Citigroup Global Markets Inc. and IXIS Securities North America Inc., as Initial Purchasers.	Previously filed as Exhibit 10.12.4 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on September 21, 2006 and incorporated herein by reference.
10(b)(7)(a)	Sale and Servicing Agreement, dated as of December 30, 2005, by and among the Company, as Servicer and Seller, NewStar Warehouse Funding 2005 LLC, as Purchaser, and Lyon Financial Services, Inc. as Backup Servicer.	Previously filed as Exhibit 10.13.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(7)(b)	Note Purchase Agreement, dated as of December 30, 2005, by and among NewStar Warehouse Funding 2005 LLC, as Issuer, the Company, as Seller and Servicer, and Citigroup Global Markets Realty Corp., as Note Purchaser.	Previously filed as Exhibit 10.13.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(7)(c)	First Omnibus Amendment to the Note Purchase Agreement, dated as of April 27, 2006.	Previously filed as Exhibit 10.13.4 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
10(b)(7)(d)	Second Omnibus Amendment to the Note Purchase Agreement, dated as of June 7, 2006.	Previously filed as Exhibit 10.13.5 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 26, 2006 and incorporated herein by reference.
10(b)(7)(e)	Third Omnibus Amendment to the Note Purchase Agreement, dated as of December 22, 2006.	Previously filed as Exhibit 10(c)(1) to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007 (File No. 001-33211) filed on May 10, 2007 and incorporated herein by reference.
10(b)(7)(f)	Fourth Omnibus Amendment to the Note Purchase Agreement, dated as of February 21, 2007.	Previously filed as Exhibit 10(c)(2) to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007 (File No. 001-33211) filed on May 10, 2007 and incorporated herein by reference.
10(b)(7)(g)	Fifth Omnibus Amendment to the Note Purchase Agreement, dated as of March 27, 2007.	Previously filed as Exhibit 10(c)(3) to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007 (File No. 001-33211) filed on May 10, 2007 and incorporated herein by reference.
10(b)(7)(h)	Sixth Omnibus Amendment to the Note Purchase Agreement, dated as of November 7, 2007.	Previously filed as Exhibit 10(b)(7)(h) to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-33211) filed on March 10, 2008 and incorporated herein by reference.
10(b)(7)(i)	Note Purchase Agreement, dated as of November 19, 2008, by and among NewStar Warehouse Funding 2005 LLC, as Issuer, the Company, as Seller and Servicer, Citicorp North America, Inc., as Note Purchaser Agent, each of the investors from time to time a party thereto, and each of the liquidity banks from time to time a party thereto.	Filed herewith.
10(b)(7)(j)	Amended and Restated Sale and Servicing Agreement, dated as of November 19, 2008, among the Company, as Servicer and Seller, NewStar Warehouse Funding 2005 LLC, as Purchaser, and Lyon Financial Services, Inc., as Backup Servicer.	Filed herewith.
10(b)(8)(a)	Master Participation Agreement, dated as of May 4, 2007 by and among NewStar ArcTurus CLO I Ltd., Citigroup Financial Products Inc., and NewStar Asset Management LLC.	Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on May 21, 2007 and incorporated herein by reference.
10(b)(8)(b)	Asset Acquisition Agreement, dated as of May 4, 2007 by and among NewStar ArcTurus CLO I Ltd. as Issuer, NewStar Asset Management LLC as Collateral Manager, the Company and Citigroup Financial Products Inc.	Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on May 21, 2007 and incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
10(b)(9)(a)	Sale and Servicing Agreement, dated as of June 5, 2007, by and among NewStar Commercial Loan Trust 2007-1, as Issuer, NewStar Commercial Loan LLC 2007-1, as Trust Depositor, the Company, as Originator and Servicer, U.S. Bank N.A., as Trustee, Lyon Financial Services, Inc., as Backup Servicer and Wilmington Trust Company as Owner Trustee.	Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on June 7, 2007 and incorporated herein by reference.
10(b)(9)(b)	Commercial Loan Sale Agreement, dated as of June 5, 2007, by and between the Company, as Originator and NewStar Commercial Loan LLC 2007-1 as Trust Depositor.	Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on June 7, 2007 and incorporated herein by reference.
10(b)(9)(c)	Note Purchase Agreements, dated as of June 5, 2007, by NewStar Commercial Loan Trust 2007-1.	Previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on June 7, 2007 and incorporated herein by reference.
10(b)(9)(d)	Class A-2 Note Purchase Agreement, dated as of June 5, 2007, among NewStar Commercial Loan Trust 2007-1, as Issuer, U.S. Bank N.A., as Class A-2 Agent and the Class A-2 Holders party thereto.	Previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on June 7, 2007 and incorporated herein by reference.
10(b)(10)(a)	Loan and Servicing Agreement dated as of November 7, 2007 by and among NewStar DB Term Funding LLC, as Borrower, the Company, as Originator and Servicer, Deutsche Bank AG, New York Branch, as the Administrative Agent, U.S. Bank National Association, as Trustee, Lyon Financial Services, Inc. as Backup Servicer, and each of the conduit lenders, each of the institutional lenders and each of the lender agents, from time to time party thereto.	Previously filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-33211) filed on March 10, 2008 and incorporated herein by reference.
10(b)(10)(b)	First Amendment to the Loan and Servicing Agreement, dated as of May 6, 2008.	Previously filed as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (File No. 001-33211) filed on August 6, 2008 and incorporated herein by reference.
10(b)(10)(c)	Omnibus Amendment to the Loan and Servicing Agreement, dated as of January 15, 2009.	Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on January 22, 2009 and incorporated herein by reference.
10(c)	Management Agreement, dated as of August 3, 2005, by and between NewStar Credit Opportunities Fund, Ltd. and the Company, as Manager.†	Previously filed as Exhibit 10.14.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on October 27, 2006 and incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
10(d)(1)(a)	Securities Purchase Agreement dated November 12, 2007 by and among the Company and the Investors named therein.	Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on November 19, 2007 and incorporated herein by reference.
10(d)(1)(b)	Registration Rights Agreement dated November 12, 2007 by and among the Company and the Purchasers named therein.	Previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on November 19, 2007 and incorporated herein by reference.
10(d)(1)(c)	Nomination Rights Letter dated November 12, 2007 between the Company and Union Square Partners, L.P.	Previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on November 19, 2007 and incorporated herein by reference.
10(d)(1)(d)	Management Rights Letter dated November 12, 2007 between the Company and Union Square Partners, L.P.	Previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on November 19, 2007 and incorporated herein by reference.
10(e)(1)	Employment Agreement, dated December 8, 2006, between the Company and Timothy J. Conway. *	Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on December 19, 2006 and incorporated herein by reference.
10(e)(2)	Employment Agreement, dated December 8, 2006, between the Company and Peter A. Schmidt-Fellner. *	Previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on December 19, 2006 and incorporated herein by reference.
10(e)(3)	Employment Agreement, dated December 8, 2006, between the Company and John K. Bray. *	Previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on December 19, 2006 and incorporated herein by reference.
10(e)(4)	Employment Agreement, dated December 8, 2006, between the Company and David R. Dobies. *	Previously filed as Exhibit 10.6 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on December 19, 2006 and incorporated herein by reference.
10(e)(5)	Employment Agreement, dated December 8, 2006, between the Company and Robert T. Clemmens. *	Filed herewith.
10(e)(6)	Letter Agreement, dated April 9, 2008, between the Company and Timothy C. Shoyer. *	Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-33211) filed on April 11, 2008 and incorporated herein by reference.
10(f)	Amended and Restated 2006 Incentive Plan.	Filed herewith.
10(g)	Form of Restricted Stock Award Agreement under the 2006 Incentive Plan.	Previously filed as Exhibit 10.17.1 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on December 11, 2006 and incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
10(h)	Form of Stock Option Award Agreement under the 2006 Incentive Plan.	Previously filed as Exhibit 10.18.1 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on December 11, 2006 and incorporated herein by reference.
10(i)(1)	Amended and Restated Restricted Stock Agreement, dated as of December 13, 2006, between the Company and Timothy J. Conway. *	Previously filed as Exhibit 10(h)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.
10(i)(2)	Amended and Restated Restricted Stock Agreement, dated as of December 13, 2006, between the Company and Peter A. Schmidt-Fellner. *	Previously filed as Exhibit 10(h)(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.
10(i)(3)	Amended and Restated Restricted Stock Agreement, dated as of December 13, 2006, between the Company and John Kirby Bray.*	Previously filed as Exhibit 10(h)(3) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.
10(i)(4)	Amended and Restated Restricted Stock Agreement, dated as of December 13, 2006, between the Company and David R. Dobies. *	Previously filed as Exhibit 10(h)(5) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.
10(j)	Form of Restricted Stock Agreement.	Previously filed as Exhibit 10.21.1 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on December 11, 2006 and incorporated herein by reference.
10(k)	Form of Management Restricted Stock Agreement.	Previously filed as Exhibit 10.20.1 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on December 11, 2006 and incorporated herein by reference.
10(l)	Form of Director Restricted Stock Agreement.	Previously filed as Exhibit 10.22.1 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-137513) filed on December 11, 2006 and incorporated herein by reference.
21	Subsidiaries of the Company.	Filed herewith.
23	Consent of KPMG LLP.	Filed herewith.
31(a)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

EXHIBIT NUMBER	DESCRIPTION	METHOD OF FILING
31(b)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32	Certifications pursuant to 18 U.S.C. Section 1350.	Filed herewith.

---

† Pursuant to a request for confidential treatment, portions of the exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.

* Indicates management contracts and compensatory arrangements.

Exhibit 31(a)

NEWSTAR FINANCIAL, INC.

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy J. Conway, certify that:

1. I have reviewed this annual report on Form 10-K of NewStar Financial, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2009

/s/ TIMOTHY J. CONWAY

Timothy J. Conway
Chairman, Chief Executive Officer and President

Exhibit 31(b)

NEWSTAR FINANCIAL, INC.

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, John K. Bray, certify that:

1. I have reviewed this annual report on Form 10-K of NewStar Financial, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2009

/s/ JOHN K. BRAY

John K. Bray
Chief Financial Officer

Exhibit 32

NEWSTAR FINANCIAL, INC.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of NewStar Financial, Inc. (the "Company") for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof, (the "Report"), each of the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

NEWSTAR FINANCIAL, INC.

Date: March 10, 2009

/s/ TIMOTHY J. CONWAY

Timothy J. Conway
Chairman, Chief Executive Officer and President

Date: March 10, 2009

/s/ JOHN K. BRAY

John K. Bray
Chief Financial Officer

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Board of Directors

Timothy J. Conway
Chairman and Chief Executive Officer
NewStar Financial, Inc.

Charles N. Bralver
Senior Associate Dean
International Business and Finance
The Fletcher School at Tufts University

T. Kimball Brooker, Jr.
Senior Vice President
Arnhold and S. Bleichroeder Advisers, LLC

Bradley E. Cooper
Managing Partner
Capital Z Partners Management, LLC

Brian L.P. Fallon
Partner
O'Connor Capital Partners

Frank R. Noonan
Former CEO of R.H. Donnelley Co, and
Former CFO, Unum Corporation

Maureen P. O'Hara
Robert W. Purcell Professor of Finance
Johnson Graduate School of Management
Cornell University

Peter A. Schmidt-Fellner
Chief Investment Officer
NewStar Financial, Inc.

Richard E. Thornburgh
Vice Chairman
Corsair Capital, LLC

Investor Relations

Colleen M. Banse
500 Boylston Street, Suite 1600
Boston, MA 02116
617.848.2502
cbanse@newstarfin.com

Brian J. Fischesser
500 Boylston Street, Suite 1600
Boston, MA 02116
617.848.2512
bfischesser@newstarfin.com

Transfer Agent

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449
Foreign Shareholders: 718.921.8124
www.amstock.com

Reconciliation of GAAP Net Income to Adjusted Net Income

Dollars in Millions

	2006	2007	2008
Net income (loss)	$(27.2)	$(8.6)	$22.4
After-tax adjustments			
Extinguishment of corporate debt expense	5.1	—	—
IPO related compensation and benefits expense	33.2	8.9	5.9
IPO related general and administrative expense	0.8	—	—
Loss on assets sold and retained residual interest	0.3	31.0	(0.6)
Net interest income earned on assets sold and retained residual interest	(3.7)	(2.9)	—
Adjusted net income	$8.5	$28.4	$27.7

Reconciliation of GAAP Revenue to Adjusted Revenue

Dollars in Millions

	2006	2007	2008
Net interest income	$47.6	$94.6	$102.6
Less interest income on assets sold and retained residual interest[1]	10.7	9.5	—
Plus interest expense related to assets sold[1]	4.8	4.6	—
Net interest income excluding impact of assets sold and residual interest	41.7	89.7	102.6
Total non-interest income	9.7	(28.2)	19.0
Plus:			
Loss on assets sold and retained residual interest[1]	0.5	47.8	0.6
Loss on investments in other mortgage-backed debt securities[2]	—	7.5	0.9
Non-interest income – excluding net losses on assets	10.2	27.1	20.5
Adjusted revenue	$51.9	$116.8	$123.1

[1] On June 29, 2007, NewStar Financial completed the sale of assets comprised of 50 debt securities and two loans and retained a residual interest in these assets. The adjustment represents the financial impact of the sold assets and residual interest.

[2] NewStar Financial discontinued its investment activities in mortgage-backed securities.

NEWSTAR FINANCIAL

NewStar Financial, Inc.
500 Boylston Street
Suite 1600
Boston, MA 02116
617.848.2500

www.newstarfin.com
(NASDAQ : NEWS)